Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PSA

The following information should be read in conjunction with the audited consolidated financial statements of PSA as of and for the financial years ended December 31, 2020, 2019 and 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with IFRS as adopted by the European Union. The audited consolidated financial statements of PSA and the notes to the audited consolidated financial statements of PSA are collectively referred to as the “PSA Consolidated Financial Statements”. Unless otherwise stated, the annual information included herein is based on the PSA Consolidated Financial Statements. The following discussion contains forward-looking statements that reflect PSA’s plans, estimates and beliefs. Refer to the section entitled “Cautionary Statements Concerning Forward Looking Statements”

Overview

In 2020, Peugeot S.A. (“PSA”) was the second largest car manufacturer in Europe based on the volume of sold vehicles and operated 18 production sites across the world. As of December 31, 2020, PSA employed approximately 204,000 employees. PSA’s business is organized into three divisions: automotive, automotive equipment and finance. PSA generated revenue of €60,734 million and operating income of €3,054 million in the fiscal year ended December 31, 2020.

The automotive division covers the design, manufacture and sale of passenger vehicles and light commercial vehicles (“LCVs”), as well as after-sales, maintenance, repair and spare parts operations under PSA’s five brands, Peugeot, Citroën, DS, Opel and Vauxhall. The automotive division comprises two reporting segments, the Peugeot, Citroën and DS (“PCD”) reporting segment and the Opel and Vauxhall (“OV”) reporting segment.

The automotive equipment division corresponds to the operations of the Faurecia group (“Faurecia”) and comprises four business groups, which include interiors, seating, clean mobility (covering exhaust systems technology), and Clarion Electronics (covering cockpit electronics and low-speed advanced driver assistance systems (“ADAS”)). The automotive equipment division corresponds to the automotive equipment reporting segment. As of December 31, 2020, PSA held 39.34 percent of Faurecia’s share capital and 56.02 percent of its voting rights, giving PSA exclusive control. As of December 31, 2020, Faurecia was consolidated within PSA’s continuing operations. Refer to —”The Merger and Faurecia Distribution” for additional information regarding Stellantis’s shareholding in Faurecia following the effectiveness of the cross-border merger (the “merger”) between PSA and Fiat Chrysler Automobiles N.V. (“FCA”).

The finance division corresponds to Banque PSA Finance (“BPF”), which operates in 17 countries and provides retail financing to customers of the Peugeot, Citroën, DS, Opel and Vauxhall brands, as well as wholesale financing to the brands’ dealer networks. BPF primarily operates through two major partnerships in Europe, with Group Santander Consumer Finance (“Santander”) for the PCD brands, and with BNP Paribas Personal Finance (“BNP”) for the OV brands. BPF is a regulated credit institution overseen by European and French banking regulators, including the European Central Bank and the French Autorité de Contrôle Prudentiel et de Résolution. The finance division corresponds to the finance reporting segment.

PSA’s other activities are reported under “Other Businesses”, which mainly includes the activities of PSA’s holding company, Peugeot S.A., PSA’s 25 percent interest in the GEFCO Group, an automotive logistics and supply chain management company, and its Free2Move brand, which combines PSA’s connected car and mobility service offerings.

The Merger and Faurecia Distribution

On January 16, 2021, PSA merged with and into FCA, with FCA as the surviving company in the merger. On January 17, 2021, the combined company was renamed Stellantis N.V., the current members of the board of directors were appointed and the Stellantis articles of association became effective. On this date, the Stellantis management and board of directors collectively obtained the power and ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, Business Combinations, January 17, 2021 is the acquisition date for the business combination.

In 2021, the merger will be accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, FCA and PSA’s management determined that PSA is the acquirer for accounting purposes and as such, the merger will be accounted for as a reverse acquisition. As a result, the financial statements of Stellantis N.V. in subsequent filings will represent the historical financial statements of PSA.

Information included in this report relates to historical operations and results of PSA and its subsidiaries for the year ended December 31, 2020 and prior years, unless specified otherwise.

On January 25, 2020 Stellantis published the notice convening an extraordinary general meeting of Stellantis shareholders for March 8, 2021 to approve the distribution by Stellantis to its shareholders of the remaining Faurecia ordinary shares held by Stellantis and up to €308 million in cash, which represents the proceeds received by PSA on the sale of Faurecia ordinary shares in November 2020.

Following the effectiveness of the merger, challenges in the integration process may arise and the synergies we expect to realize may not be realized in a timely manner or at all. Refer to “Risk Factors—Risks Related to the Merger—We may fail to realize some or all of the anticipated benefits of the merger, which could adversely affect the value of our shares.” and “—Uncertainties associated with the merger integration may cause a loss of management personnel or other key legacy employees of FCA or PSA which could adversely affect our future business and operations.”, included in the annual report and Form 20-F of Stellantis for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission on March 4, 2021 (the “Annual Report and Form 20-F), for more information.

Refer to “Financial Overview—Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Trends, Uncertainties and Opportunities”. included in the Annual Report and Form 20-F for more information on trends, uncertainties and events that are reasonably likely to have a material effect on Stellantis’s financial condition or results of operation.

Financial Information

Acquisitions and Disposals

In March 2018, Faurecia completed the acquisition of Hug Engineering, a Swiss company specializing in complete exhaust gas purification systems for high horsepower engines.

In October 2018, Faurecia acquired from Parrot SA the remaining 80 percent stake in Parrot Faurecia Automotive, which focuses on the design and development of infotainment and audio solutions for the automotive industry.

In March 2019, Faurecia, through its subsidiary Hannape Six SAS, acquired Clarion, a Japanese manufacturer of automotive navigation systems and other automotive components, through a tender offer followed by a squeeze-out procedure, resulting in Clarion becoming a wholly owned indirect subsidiary of Faurecia on March 28, 2019. On April 1, 2019, Faurecia introduced Clarion Electronics as its fourth business group, which, in addition to Clarion, includes Parrot Faurecia Automotive, a French automotive infotainment design company, and Coagent Electronics, a Chinese manufacturer of automotive infotainment products. The purchase price for this acquisition amounted to €1,099 million. As a result of this acquisition, PSA’s consolidated financial statements for the fiscal year ended December 31, 2019 reflect the results of Clarion Electronics for the nine-month period commencing April 1, 2019, rather than the full-year period.

In April 2019, PSA and Punch Powertrain, a supplier of fuel efficient powertrains, entered into an agreement to establish a joint venture for the assembly of electric transmissions at PSA’s facility in Metz, France, with production beginning in 2022. The joint venture was established in the third quarter of 2020.

In April 2019, Faurecia acquired a majority stake in Creo Dynamics AB, a Swedish company which provides solutions in acoustics, fluid dynamics and smart structures to the automotive and aerospace industries.

In October 2019, PSA sold to Mahindra & Mahinda Ltd its remaining 49 percent stake in Peugeot Motocycles, which manufactures scooters and small motorcycles under the Peugeot brand.

In November 2019, Faurecia and Michelin SCA, established Symbio (“Symbio”), a joint venture, to develop, produce and market hydrogen fuel systems for light and commercial vehicles, trucks and other areas of electromobility.

In January 2020, Faurecia acquired Continental’s 50 percent stake in their joint venture SAS Autosystemtechnik GmbH und Co KG (“SAS”), which focuses on complex interior module assembly and logistics.

In June 2020, PSA finalized the sale of its 50 percent stake in Changan PSA Auto Company Ltd (“CAPSA”), a joint venture with the Changan group that manufactured and marketed vehicles under the DS brand in China, to Shenzhen Qianhai Ruizhi Investment Co., Ltd., a wholly owned subsidiary of Baoneng Investment Group Co. Ltd (“Baoneng”). In connection with this sale, PSA entered into a servicing agreement with CAPSA (renamed Shenzhen Baoneng Motor Co. Ltd), allowing CAPSA to continue to manufacture DS vehicles for PSA.

In June 2020, PSA and Punch Powertrain established a second joint venture, in which PSA holds a 39 percent stake, to manufacture and supply transmissions for hybrid vehicles. This joint venture became operational in the third quarter of 2020.

In July 2020, Faurecia acquired IRYStec Software Inc., a Canadian start-up which has developed a software platform to optimize the user experience of cockpit display systems.

In August 2020, PSA and Saft Groupe S.A., a subsidiary of Total SE, established the Automotive Cells Company, a joint venture, which focuses on the development and manufacture of high-performance battery cells and modules for electric vehicles.

Overview of Segmental Reporting

PSA’s business is organized into four reporting segments: PCD, OV, automotive equipment and finance.

The PCD segment covers the design, manufacture and sale of passenger cars and LCVs under the Peugeot, Citroën and DS brands.

The OV segment covers the design, manufacture and sale of passenger cars and LCVs under the Opel and Vauxhall brands.

In addition, the PCD and OV segments include the aftermarket business, which covers PSA’s after-sales, maintenance, repair and spare parts operations through brands such as Eurorepar Car Service and Mister Auto.

The automotive equipment segment corresponds to the Faurecia group. Faurecia is organized in four main business groups: interiors, seating, clean mobility (covering exhaust systems technology), and Clarion Electronics (covering cockpit electronics and ADAS). Faurecia is listed on the Euronext Paris stock exchange. As of December 31, 2020, Peugeot S.A. held 39.34 percent of Faurecia’s capital and 56.02 percent of its voting rights, giving PSA exclusive control.

The finance segment corresponds to BPF, which provides retail financing to customers of the Peugeot, Citroën, DS, Opel and Vauxhall brands, as well as wholesale financing to the brands’ dealer networks.

Overview. BPF, a wholly owned subsidiary of PSA, operates in 17 countries. In almost all of these countries, BPF’s operations are conducted through partnerships with financial institutions, which provide retail financing to customers and financing to dealers for their inventories of new and used vehicles and spare parts, along with other types of financing, such as financing for working capital requirements.

Partnerships. Since 2015, BPF has instituted a business model based on cooperation agreements, which includes two major partnerships in Europe with:

●	Santander, which covers the financing of the Peugeot, Citroën and DS brands’ operations in France, the United Kingdom, Malta, Spain, Italy, the Netherlands, Belgium, Germany, Austria and Poland; and

●	BNP, which covers the financing of the Opel and Vauxhall brands’ operations in Germany, France, the Netherlands, the United Kingdom, Sweden, Switzerland, Portugal and Poland.

BPF also operates in partnership with Santander in Brazil and Mexico, with Banco Bilbao Vizcaya Argentina in Argentina and with BNP in Turkey.

In China, BPF operates a joint finance company with the Dongfeng Motor Group (“Dongfeng”), which covers the financing of the Dongfeng Peugeot and Dongfeng Citroën brands in China.

Accounting Treatment. In accordance with IFRS, BPF’s financing partnerships are accounted for under the equity method as significant influence investments for all periods presented herein. The net contribution of these equity-accounted investments is included in the line item entitled “Share in the net earnings of equity method investments” of PSA’s consolidated statement of income. A different presentation is applied for the purposes of the segment information in Note 5 “Segment information” to the PSA Consolidated Financial Statements and in the section entitled “Results by Segment—2020 compared to 2019, and 2019 compared to 2018” below. IFRS 8 “Operating Segments” requires segment information to be aligned with the internal reporting used by management to measure the performance of the different segments and to allocate financial resources between them. Management reporting and, accordingly, the segment information are based on a presentation of a full profit and loss statement of BPF’s financing partnerships, as if they were consolidated.

Other Financing Activities. Outside of the scope of its partnerships, BPF is present in Mexico and Russia (as of October 2019 the activity in Russia is in run-off and no new financing is provided to customers). These operations are consolidated in PSA’s audited financial statements.

PSA’s other activities are housed under “Other Businesses”, which mainly includes the activities of PSA’s holding company, Peugeot S.A., PSA’s 25 percent interest in the GEFCO Group, an automotive logistics and supply chain management company, and its Free2Move brand, which combines PSA’s connected car and mobility service offerings.

Other Equity Investments

In addition to the financing partnerships, PSA operates manufacturing joint ventures with Dongfeng, specifically:

●	Dongfeng Peugeot Citroën Automobile (“DPCA”), which manufactures vehicles under the Dongfeng Peugeot and Dongfeng Citroën brands in China; and

●	Dongfeng Peugeot Citroën Automobile Sales Co (“DPCS”), which markets the vehicles produced by DPCA in China.

PSA also operated CAPSA, a joint venture with the Changan group that manufactured and marketed vehicles under the DS brand in China until June 2020, when PSA sold its 50 percent stake to Baoneng.

PSA’s manufacturing joint ventures are accounted for under the equity method in the PSA Consolidated Financial Statements in accordance with IFRS.

Intra-group eliminations

For purposes of the discussion of PSA’s results at the PSA group level in the section entitled “Group Results—2020 compared to 2019, and 2019 compared to 2018”, each segment’s revenue is presented after elimination of the intra-company operations between the PCD, OV, automotive equipment and finance segments.

For purposes of the discussion of PSA’s results at the segment level in the section entitled “Results by Segment—2020 compared to 2019, and 2019 compared to 2018”, each segment’s revenue is presented before elimination of intra-company operations between the PCD, OV, automotive equipment and finance segments.

IFRS 16 – Leases

PSA adopted IFRS 16 — Leases effective January 1, 2019, applying the modified retrospective approach. The consolidated financial statements of PSA for the year ended December 31, 2018 have not been restated to reflect the effects of the application of IFRS 16. Refer to Notes 3.2 and 3.3 to the PSA Consolidated Financial Statements for additional information, including the impact of the application of IFRS 16 for the fiscal years ended December 31, 2020 and 2019.

Key Performance Indicator

World Sales

World sales is defined as the number of vehicles invoiced by (i) PSA to independent dealers and distributors, (ii) PSA’s joint ventures to independent dealers, (iii) PSA’s wholly owned dealers to end-customers and (iv) third-parties to end-customers and independent dealers for vehicles produced under a PSA license. World sales includes built-up vehicles and CKDs (complete knock-down kits containing the complete non-assembled parts of a vehicle). In addition, world sales includes vehicles sold with a buyback commitment. PSA’s revenue as recorded in PSA’s consolidated financial statements reflects only manufacturing royalties for (i) vehicles invoiced by PSA’s joint ventures to independent dealers and (ii) vehicles produced under a PSA license that are invoiced by third-parties to end-customers and independent dealers. World sales is used by management to assess the relative performance of PSA and its brands in regions in which PSA operates. PSA’s management believes that this measure is useful to investors to understand the relative performance of PSA and its brands in these regions.

Description of Key Line Items in the Consolidated Statements of Income

Revenue

Revenue for the PCD and OV segments is recorded based on the amounts received from customers for the sale of new and used vehicles as well as spare parts. The transfer of control, and therefore revenue recognition, takes place at the same time as the transfer of risks and rewards of the ownership of goods sold. For new vehicles, this transfer generally corresponds to the date when the vehicles are made available to independent dealers or, in the case of direct sales to end-customers through owned dealers, the delivery date of the vehicle to end-customers. The cost of current and future sales incentive programs is accounted for in operating income in the period in which the sales are recorded. They are provided country by country on the basis of historical costs for the previous three months. In cases where the cost of the program varies directly according to sales, it is deducted from revenue. PSA’s incentive programs include retail financing granted at a significant discount to market interest rates. The corresponding cost is recognized at the time of the sale, as a deduction from revenue. Sales of new vehicles with a buyback commitment are not recognized in revenue at the time of delivery of the vehicle, but are accounted for as leases when it is probable that the vehicle will be bought back. The difference between the sale price and the buyback price is recognized as rental revenue on a straight-line basis over the duration of the buyback commitment. PSA provides services to its customers (mostly servicing and maintenance contracts and warranty extensions) for payment or free of charge. These represent distinct performance obligations under IFRS 15, for which the associated revenue is recognized over time as and when the service is performed.

The automotive equipment segment generates revenue by performing development work and manufacturing or purchasing specific tooling in order to produce parts or modules for programs covered by specific customer orders. Revenue from parts is recognized when the control of ownership is transferred to the customer, which generally corresponds to when the parts are shipped. With respect to tools, the transfer of control usually takes place shortly before the launch of production, and revenue is recognized at such time. Development work is generally considered as a capitalizable pre-production expense that is recognized under intangible assets. This is not considered a separate performance obligation from parts sales and therefore does not trigger a recognition of revenue that is separate from the revenue from the parts. For more details, refer to Note 6.1 to the PSA Consolidated Financial Statements.

PSA’s finance companies and the finance partnerships provide wholesale financing to dealer networks and retail financing to customers of PSA’s brands. Sales financing revenue is recorded using the yield-to-maturity method, so as to recognize a constant rate of interest over the life of the loan. Most of PSA’s finance activities are managed by BPF in partnership with Santander and BNP, with the revenue of these operations not being included in PSA’s consolidated revenue as these partnerships are accounted for under the equity method. For additional information, refer to “—Financial Information—Overview of Segmental Reporting”.

Cost of goods and services sold

Cost of goods and services sold mainly relate to cost of production (such as purchases, depreciation and personnel costs) and car transportation to dealers.

Selling, general and administrative expenses

Selling, general and administrative expenses include general administrative expenses (including personnel costs, fees for administrative services, costs related to outsourcing and information technology), indirect selling expenses (mainly marketing expenses) and warranty costs.

Research and development expenses

Research and development expenses include the cost of scientific and technical activities, intellectual property rights and the education and training necessary for the development, production or implementation and marketing of new or substantially improved materials, methods, products, processes, systems or services.

Restructuring Costs

Restructuring costs include employee termination costs and other costs related to the reconfiguration of plants, research and development and information technology systems.

Impairment of CGUs

A cash-generating unit (“CGU”) is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Impairment of CGUs includes the loss of value resulting from impairment testing in accordance with IAS 36 (“Impairment of Assets”) on CGUs. An impairment loss is recognized when the net book value of the asset or group of assets tested for impairment is higher than their recoverable amount, which is the higher of their value in use (based on the net present value of estimated future cash flows) and their fair value less costs to sell. For brands, the recoverable value is estimated by reference to market royalties. Impairment may relate to goodwill, indefinite useful life assets (mainly brands) or definite useful life intangible or tangible assets.  For additional information, refer to Note 9.3 to the PSA Consolidated Financial Statements.

Operating income (loss)

Operating income (loss) corresponds to profit (loss) before net financial income or expense, current and deferred taxes and PSA’s share in the net earnings of equity-accounted investments. It includes revenue, cost of goods and services sold, selling, general and administrative expenses (general administrative expenses, indirect selling expenses and warranty costs) as well as research and development expenses, restructuring costs, impairment of CGUs and other operating income and expense.

Net financial income (expense)

Net financial income (expense) corresponds to the sum of interest income, other financial income, finance costs and other net financial expenses. Financial cost comprises mainly interest on borrowings and bank overdraft, interest on lease liabilities after the adoption of IFRS 16 and foreign exchange gain (loss) on financial transactions. Other financial income and other net financial expenses comprise interest income on pension plan assets, interest cost on defined employee benefit obligations, the ineffective portion of the change in fair value of financial instruments and the discount gains and losses related to long-term liabilities and other financial income and expenses.

Income taxes

Income taxes correspond to the sum of current and deferred taxes. Current taxes represent the amounts paid or currently due to tax authorities for the current year, calculated in accordance with the tax regulations and rates in effect in the various countries where PSA operates. In France, Peugeot S.A. and its French subsidiaries that are at least 95 percent-owned maintained their election to determine French income taxes on a consolidated basis in the fiscal years 2018, 2019 and 2020. Deferred taxes are calculated for all temporary differences between the tax base of assets and liabilities and their carrying amount. Deferred tax liabilities are systematically recognized, while deferred tax assets are recognized only when there is a reasonable expectation that they will be recovered.

Share in net earnings of equity method investments

Share in net earnings of equity method investments comprises the share of net earnings of investments accounted for under the equity method, including notably the companies operated in partnership with Santander, BNP, Dongfeng and Changan.

Consolidated profit (loss) for the period

The consolidated profit (loss) for the period is the sum of consolidated profit (loss) from continuing operations and consolidated profit (loss) from discontinued operations, each including the part attributable to owners of PSA’s parent company and the part attributable to non-controlling interests. The consolidated profit (loss) from continuing operations is the sum of operating income, net financial income, income taxes and shares in net earnings of equity method investments.

Group Results

2020 compared to 2019, and 2019 compared to 2018

The following is a discussion of PSA’s results of operations for the fiscal years ended December 31, 2020, 2019 and 2018.

	Years ended December 31,
(€ million)	2020	2019	2018
Revenue	€60,734	€74,731	€74,027
Cost of goods and services sold	(49,584)	(59,083)	(59,233)
Selling, general and administrative expenses	(5,019)	(6,472)	(6,623)
Research and development expenses	(2,446)	(2,852)	(2,482)
Restructuring costs	(696)	(1,531)	(1,051)
Impairment of CGUs	(367)	(283)	(299)
Other operating income (expense)	432	158	61
Operating income (loss)	3,054	4,668	4,400
Net financial income (expense)	(317)	(344)	(446)
Income taxes	(628)	(716)	(615)
Share in net earnings of equity method investments	(87)	(24)	(44)
Consolidated profit (loss) for the period	€2,022	€3,584	€3,295

Revenue

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
Revenue	€60,734	€74,731	€74,027	(13,997)	(18.73)	704	0.95

Revenue decreased from €74,731 million in 2019 to €60,734 million in 2020, primarily as a result of a decline of 19.22 percent in the PCD and OV segments’ revenue which decreased from €58,943 million in 2019 to €47,613 million in 2020 and a decline of 16.91 percent in the automotive equipment segment’s revenue from €15,738 million in 2019 to €13,077 million in 2020. These decreases in the revenue of the PCD, OV and automotive equipment segments were mainly due to the temporary suspension of production and lower consumer demand for vehicles and automotive equipment parts as a result of the COVID-19 pandemic.

Revenue decreased by 20.48 percent in Europe from €58,758 million in 2019 to €46,722 million in 2020, 33.34 percent in Latin America from €3,383 million in 2019 to €2,255 million in 2020, 3.06 percent in China from €2,775 million in 2019 to €2,690 million in 2020, in each case mainly driven by the COVID-19 related decrease in demand for PSA’s products across the PCD, OV and automotive equipment segments described above. In the Middle East and Africa, revenue increased by 12.73 percent from €3,015 million in 2019 to €3,399 million in 2020, primarily driven by growth in the PCD and OV segments’ revenue in this region as a result of an increase in the volume of vehicles sold across all of PSA’s brands in the region, particularly in Turkey, Egypt and Morocco, with the combined revenue of the PCD and OV segments increasing from €2,534 million in 2019 to €3,036 million in 2020.

Revenue increased slightly from €74,027 million in 2018 to €74,731 million in 2019, supported by stable results in the PCD and OV segments, where revenue amounted to €58,551 million in 2018 and €58,943 million in 2019, and an increase of 2.08 percent in the automotive equipment segment, from €15,418 million in 2018 to €15,738 million in 2019. The results of the PCD and OV segments in 2019 were supported by the Citroën brand, primarily driven by the C5 Aircross SUV, which was launched in January 2019, the DS brand, which was primarily driven by the success of its renewed range and the expansion of an exclusive DS network in France, the brand’s main market, and the OV brands, which were primarily driven by Grandland X, Crossland X and the LCVs models. The results of the automotive equipment segment benefited from the contribution of the Clarion business following its acquisition in April 2019, which amounted to €586 million in 2019. This was partially offset by the termination of production with respect to certain of Faurecia’s seating programs and lower sales to General Motors, one of Faurecia’s main customers, as a result of its labor strike in the second half of 2019.

Revenue increased by 1.29 percent in Europe, from €58,007 million in 2018 to €58,758 million in 2019, mainly supported by the results of the PCD and OV segments as described above, and by a 7.62 percent increase in Middle East and Africa, from €2,802 million in 2018 to €3,015 million in 2019, primarily supported by PSA’s performance in Turkey, Egypt and Morocco. This was partially offset by poor performance in Latin America where revenue decreased by 11.9 percent from €3,842 million in 2018 to €3,383 in 2019, mainly due to economic and political instability in Argentina. Revenue in China, primarily relates to our automotive equipment segment, and decreased slightly by 0.4 percent from €2,787 million in 2018 to €2,775 million in 2019.

Cost of goods and services sold

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
Cost of goods and services sold	€49,584	€59,083	€59,233	(9,499)	(16.08)	(150)	(0.25)

Costs of goods and services sold decreased from €59,083 million in 2019 to €49,584 million in 2020, mainly driven by a reduction of €7,910 million in the cost of goods and services sold of the PCD and OV segments from €45,832 million in 2019 to €37,922 million in 2020, as well as a decrease of €1,618 million in the cost of goods and services sold in the automotive equipment segment from €13,313 million in 2019 to €11,695 million in 2020, in each case as a result of lower volumes, mainly due to the temporary suspension of production and demand disruptions, as well as placing employees on temporary unemployment, as a result of the COVID-19 pandemic.

Cost of goods and services sold decreased slightly from €59,233 million in 2018 to €59,083 million in 2019, mainly driven by a reduction of €186 million in the cost of goods and services sold of the PCD and OV segments from €46,017 million in 2018 to €45,832 million in 2019 as a result of PSA’s cost-cutting initiatives, which was partially offset by an increase of €40 million in the cost of goods and services sold of the automotive equipment segment from €13,197 million in 2018 to €13,313 million in 2019.

Selling, general and administrative expenses

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
Selling, general and administrative expenses	€5,019	€6,472	€6,623	(1,453)	(22.45)	(151)	(2.28)

Selling, general and administrative expenses decreased by 22.45 percent from €6,472 million in 2019 to €5,019 million in 2020, mainly driven by a reduction of €1,430 million in the PCD and OV segments’ selling, general and administrative expenses from €5,643 million in 2019 to €4,213 million in 2020, primarily due to a significant reduction in selling expenses and cost-cutting initiatives with respect to general and administrative expenses in response to the COVID-19 pandemic, as well as a reduction of €52 million in the automotive equipment segment’s selling, general and administrative expenses from €778 million in 2019 to €726 million in 2020.

Selling, general and administrative expenses decreased by 2.28 percent from €6,623 million in 2018 to €6,472 million in 2019, mainly driven by a reduction of  €198 million in the PCD and OV segments’ selling, general and administrative expenses from €5,841 million in 2018 to €5,643 million in 2019 due to PSA’s cost-cutting initiatives as well as synergies achieved as a result of the acquisition by PSA of the manufacturing and sales operations of the OV brands from General Motors Company (the “OV Acquisition”) in 2017. These were partially offset by an increase of €74 million in the automotive equipment segment’s selling, general and administrative expenses from €704 million in 2018 to €778 million in 2019, primarily as a result of the acquisition of Clarion in April 2019.

Research and development expenses

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
Research and development expenses	€2,446	€2,852	€2,482	(406)	(14.24)	370	14.91

Research and development expenses decreased by 14.24 percent from €2,852 million in 2019 to €2,446 million in 2020, driven by a decrease of €329 million in the research and development expenses of the PCD and OV segments from €2,431 million in 2019 to €2,102 million in 2020 and a decrease of €77 million in the research and development expenses of the automotive equipment segment, in each case as a result of PSA’s cost-cutting initiatives in response to the COVID-19 pandemic with respect to R&D support functions.

Research and development expenses increased by 14.9 percent from €2,482 million in 2018 to €2,852 million in 2019, driven by an increase of €204 million in the research and development expenses of the PCD and OV segments from €2,227 million in 2018 to €2,431 million in 2019 as a result of increased investment in the development of new products and technologies and an increase of €166 million in the research and development expenses of the automotive equipment segment primarily relating to Clarion Electronics and the development of new products and technologies.

Restructuring Costs

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
Restructuring costs	€696	€1,531	€1,051	(835)	(54.54)	480	45.67

Restructuring costs decreased by 54.54 percent from €1,531 million in 2019 to €696 million in 2020, primarily driven by a significant decrease in termination costs for employees from €1,041 million in 2019 to €375 million in 2020, mainly due to the PCD and OV segments recording termination costs for employees of €158 million in 2020, compared to €870 million in 2019. The decrease was primarily related to the impact of the COVID-19 pandemic on the OV segment’s voluntary departure plan, because fewer employees were expected to sign up and therefore the previously recorded provisions were partially reversed. This was partially offset by termination costs for employees in the automotive equipment segment, which increased from €169 million in 2019 to €217 million in 2020, as a result of redundancy and site closure plans.

Restructuring costs increased by 45.67 percent from €1,051 million in 2018 to €1,531 million in 2019, driven by costs related to the reconfiguration of plants, research and development and information technology systems, which increased from €296 million in 2018 to €490 million in 2019 due to costs related to the information technology convergence between the PCD and OV businesses, which amounted to €328 million, and costs related to the transfer of certain Opel research and development activities to SEGULA Technologies, a French engineering firm with which PSA has a strategic partnership for the development of an engineering campus in Russelsheim, Germany. In addition, termination costs for employees increased from €755 million in 2018 to €1,041 million in 2019, due mainly to workforce restructuring plans, including early pensions and voluntary and senior leaves covering the industrial OV sites in Europe, which amounted to €855 million in 2019. Of PSA’s total restructuring costs for 2019, the automotive equipment segment’s restructuring costs represented €194 million, reflecting a €91 million increase from €103 million in 2018, mainly as a result of the restructuring of Faurecia’s Clarion Electronics business group, which amounted to €62 million and additional workforce restructuring plans to address challenging market conditions.

Impairment of CGUs

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
Impairment of CGUs	€367	€283	€299	84	29.68	(16)	(5.35)

Impairment of CGUs increased from €283 million in 2019 to €367 million in 2020, mainly driven by a €150 million impairment of Faurecia’s Clarion Electronics CGU in 2020 as a result of market disruption caused by the COVID-19 pandemic. In addition, in 2020 PSA recognized a €118 million impairment of the PCD segment’s research and development assets in China, a €15 million impairment of its Latin America CGU and a €36 million impairment of its Eurasia CGU, in each case due to decreased projections of volumes and profit, in particular as a result of market disruption caused by the COVID-19 pandemic.

Impairment of CGUs decreased by 5.35 percent from €299 million in 2018 to €283 million in 2019. The amounts in 2019 were mainly driven by a €173 million impairment of research and development assets dedicated to PSA’s activities in China, in addition to the amounts recognized in 2018 as described below, and a €80 million impairment of research and development assets and industrial assets in Latin America. The amounts recognized in 2019 were due to decreased projections of volumes and profitability.

Operating income (loss)

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
Operating income	€3,054	€4,668	€4,400	(1,614)	(34.58)	268	6.09

Operating income decreased by 34.58 percent from €4,668 million in 2019 to €3,054 million in 2020, primarily driven by a decline in demand in the automotive markets as a result of the COVID-19 pandemic. This was partially offset by a decrease in PSA’s cost of goods sold, selling and general and administrative expenses as a result of lower volumes, mainly due to the temporary suspension of production, disruption to demand and changes in labor arrangements in response to the COVID-19 pandemic, as well as the decrease in the restructuring costs described above.

Operating income increased by 6.09 percent from €4,400 million in 2018 to €4,668 million in 2019, driven by growth in the PCD and OV segments, primarily as a result of the positive impact of pricing and product mix, synergies between the PCD and OV businesses resulting from the OV Acquisition and related cost-cutting initiatives, which were partially offset by the impact of the restructuring costs described above.

Net financial income (expense)

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
Net financial income (expense)	€317	€344	€446	(27)	(7.85)	(102)	(22.87)

Net financial expense decreased by 7.85 percent from €344 million in 2019 to €317 million in 2020, primarily driven by interest income, which increased from €81 million in 2019 to €130 million in 2020, as well as a decrease in other financial expenses from €246 million in 2019 to €209 million in 2020 mainly due to the effects of hedging. The increase in interest income was primarily attributable to the revaluation by PSA of its financial liability to purchase 30.7 million PSA ordinary shares from Dongfeng prior to the closing of the merger, which had a positive impact of €57 million due to the repurchase by PSA of 10 million PSA ordinary shares from Dongfeng on September 23, 2020, at a price that was lower than the price of PSA ordinary shares when the corresponding provision was recorded as of December 31, 2019. The decrease in net financial expense was partially offset by a decrease in other financial income from €108 million in 2019 to €50 million in 2020, primarily as a result of gains on disposals recorded in 2019.

Net financial expense decreased by 22.87 percent from €446 million in 2018 to €344 million in 2019, mainly driven by a decrease in financial expenses in the PCD and OV segments from €283 million in 2018 to €125 million in 2019 due to a decrease in financial expenses related to loans and overdrafts and the effects of hedging. This was partially offset by an increase in financial expenses in the automotive equipment segment from €164 million in 2018 to €220 million in 2019, mainly due to the impact of IFRS 16.

Income taxes

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
Income taxes	€628	€716	€615	(88)	(12.29)	101	16.42

Income taxes decreased by 12.29 percent from €716 million in 2019 to €628 million in 2020, driven by the decrease in PSA’s operating income. The effective tax rate of PSA increased to 22.9 percent in 2020 compared to 16.6 percent in 2019. Current tax liability decreased by €172 million from a tax liability of €816 million in 2019 to a tax liability of €644 million in 2020. Deferred taxes assets decreased by €84 million from €100 million in 2019 to €16 million in 2020. This resulted in a net increase of €88 million in 2020 compared to 2019, primarily as a result of lower income before tax of fully consolidated companies in 2020 and a decrease in deferred taxes on tax loss carryforwards outside of the Peugeot S.A. French tax group, partially offset by a decrease in the French statutory tax rate from 34.4 percent in 2019 to 32 percent in 2020.

Income taxes increased by 16.42 percent from €615 million in 2018 to €716 million in 2019, mainly driven by the increase in PSA’s operating income. The effective tax rate of PSA increased to 16.6 percent in 2019 compared to 15.6 percent in 2018. Current tax liability decreased by €192 million from a tax liability of €1,008 million in 2018 to a tax liability of €816 million in 2019. Deferred taxes assets decreased by €293 million from €393 million in 2018 to €100 million in 2019. This resulted in a net decrease of €101 million in 2019 compared to 2018.

Share in net earnings of equity method investments

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
Share in net earnings of equity method investments	€(87)	€(24)	€(44)	(63)	(262.50)	20	45.45

Share in net earnings of equity method investments deteriorated by 262.50 percent from a loss of €24 million in 2019 to a loss of €87 million in 2020, primarily driven by the negative contributions of the manufacturing and sales joint ventures with Dongfeng, DPCA and DPCS, which continued to be impacted by reduced consumer demand in the Chinese automotive market, further exacerbated by the COVID-19 pandemic, and the negative contributions of the automotive equipment equity investees, primarily as a result of the contribution of Symbio for the entire twelve-month period in 2020 compared to only part of the twelve-month period in 2019 and the consolidation of the SAS business into PSA’s consolidated financial statements following the acquisition by Faurecia of the remaining 50 percent stake in January 2020. These negative contributions were partially offset by the lower positive contributions of the financing partnerships with Santander and BNP due to a decrease in the number of vehicles financed. The contributions of the manufacturing and sales joint ventures with Dongfeng, DPCA and DPCS amounted to a loss of €383 million in 2019 compared to a loss of €430 million in 2020 due to the negative impact of impairments amounting to €222.9 million and write-offs amounting to €50 million, in 2020 compared to impairments, including impairments of deferred tax assets, amounting to €223 million in 2019. The contribution of the automotive equipment investees amounted to a positive contribution of €38 million in 2019 compared to a loss of €13 million in 2020. The positive contribution of the financing partnership with Santander remained relatively stable, amounting to €280 million in 2019 compared to €276 million in 2020, while the financing partnership with BNP had a lower positive contribution amounting to €76 million in 2019 compared to €63 million in 2020. CAPSA had a negative contribution of €9 million in 2020, compared to a negative contribution of €50 million in 2019. PSA sold its stake in CAPSA to Baoneng in June 2020. For additional information, refer to Note 12.3 to the PSA Consolidated Financial Statements.

Share in net earnings of equity method investments recorded an improvement of 45.45 percent from a loss of €44 million in 2018 to a loss of €24 million in 2019, with the positive contributions of the financing partnerships with Santander and BNP being partially offset by the negative contributions of the Chinese manufacturing and sales joint ventures, CAPSA, DPCA and DPCS, which continued to be impacted by reduced consumer demand in the Chinese automotive market. The positive contribution of the financing partnership with Santander amounted to €241 million in 2018, compared to €280 million in 2019, and the contribution of the financing partnership with BNP amounted to €106 million in 2018, compared to €76 million in 2019, in each case as a result of an increase in the number of vehicles financed. The contribution of the manufacturing and sales joint ventures with Dongfeng, DPCA and DPCS, amounted to a loss of €234 million in 2018, compared to a loss of €383 million in 2019. CAPSA’s contribution recorded a slight improvement from a negative contribution of €68 million in 2018 to a negative contribution of €50 million in 2019. For additional information, refer to Notes 12.3 and 12.4 to the PSA Consolidated Financial Statements.

Consolidated profit (loss) for the period

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
Consolidated profit(loss) for the period	€2,022	€3,584	€3,295	(1,562)	(43.58)	289	8.77

Consolidated profit for the period decreased by 43.58 percent from €3,584 million in 2019 to €2,022 million in 2020 as a result of the reasons mentioned above.

Consolidated profit for the period increased by 8.77 percent from €3,295 million in 2018 to €3,584 million in 2019 as a result of the reasons mentioned above.

Results by Segment

PSA reviews changes in revenue and adjusted operating income for the PCD and OV segments with the following operational drivers:

●
Product Mix – generally reflects the overall mix of brands and models sold by PSA during a period, which is driven by PSA’s existing vehicle portfolio and the introduction of new models with additional options and new technologies. Product mix also reflects the overall mix of spare parts and used vehicles sold by PSA during a period.

●	Pricing – primarily reflects changes in prices to PSA’s customers with respect to PSA’s existing vehicle portfolio, excluding new models and net of discounts and other sales incentive programs.

●
Volume – reflects changes in the number of vehicles, including used vehicles and spare parts invoiced by PSA to its customers, primarily dealers. Changes in volume are primarily driven by changes in market conditions, market share and dealer stock levels. Volume is calculated based on world sales, excluding CKDs and vehicles produced and sold by CAPSA and DPCA.

●	Exchange Rate – reflects the impact of exchange rate fluctuations on the change in PSA’s revenue and adjusted operating income between two periods.

●	Sales to partners – reflects sales of vehicles produced by PSA to other OEMs and intra-company sales between the PCD and OV segments.

Each such operational driver isolates the impact of the relevant driver on the movement in PSA’s revenue and adjusted operating income between two periods, which allows PSA to determine the extent to which PSA’s results in a certain period are driven by one driver relative to other relevant drivers.

2020 compared to 2019, and 2019 compared to 2018

The following is a discussion of each segment’s revenue, adjusted operating income and investments in tangible and intangible assets for the fiscal years ended December 31, 2020, 2019 and 2018, and world sales for the PCD and OV segments for the fiscal years ended December 31, 2020, 2019 and 2018.

Revenue

The following table sets forth revenue for the PCD, OV, automotive equipment and finance segments for the fiscal years ended December 31, 2020, 2019 and 2018. Each segment’s revenue is presented before elimination of intra-company operations between the PCD, OV, automotive equipment and finance segments.

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
PCD	39,015	46,096	43,027	(7,081)	(15.36)	3,069	7.13
OV	12,904	17,368	18,306	(4,464)	(25.70)	(938)	(5.12)
Automotive equipment	14,654	17,768	17,525	(3,114)	(17.53)	243	1.39
Finance(1)	2,086	2,163	1,989	(77)	(3.56)	174	8.75
________________________________________________________________________________________________________________________________________________
 (1)  In accordance with IFRS, BPF’s financing partnerships are accounted for under the equity method in the PSA Consolidated Financial Statements for all periods presented herein. The net contribution of these equity-accounted investments is included in the line “Share in the net earnings of equity method investments” of PSA’s consolidated income statement. A different presentation is applied for the purposes of this segmental discussion. IFRS 8 “Operating Segments” requires segment information to be aligned with the internal reporting used by management to measure the performance of the different segments and to allocate financial resources between them. Management reporting and, accordingly, the segment information are based on a presentation of a full profit and loss statement of BPF’s financing partnerships, as if they were consolidated.

Peugeot Citroën DS

Revenue in the PCD segment decreased by 15.36 percent from €46,096 million in 2019 to €39,015 million in 2020, primarily driven by the decline in the volume of vehicles sold by PCD, due to the COVID-19-related downturn in the European automotive market, in particular in the British, French, Italian and Spanish automotive markets, which had a negative impact of 19.9 percentage points (approximately €9,184 million) on the PCD segment’s revenue, and exchange rate fluctuations, mainly related to the weakening of the Argentinian peso and the Turkish lira against the euro, which had a negative impact of 1.8 percentage points (approximately €842 million). These were partially offset by the effect of product mix, which had a positive effect of 3.7 percentage points (approximately €1,696 million) on the PCD segment’s revenue as a result of new model launches, including the new Peugeot 208 and Peugeot 2008, as well as the effect of pricing across PCD models and brands, which had a positive impact of 1.4 percentage points (approximately €626 million) and other effects, mainly related to a decrease in sales with buyback commitments, which had a positive impact of 1.4 percentage points (approximately €634 million).

Revenue in the PCD segment increased by 7.13 percent from €43,027 million in 2018 to €46,096 million in 2019. This increase was due to the effect of product mix, which had a positive impact of 5.4 percentage points on the PCD segment revenue, the effect of pricing across PCD models and brands, which had a positive impact of 1.7 percentage points (approximately €747 million) and increased sales to partners, which had a positive impact of 1.9 percentage points (approximately €820 million). These were partially offset by a decrease in the volume of vehicles sold by PCD, which had a negative impact of 1.2 percentage points (approximately €502 million) and exchange rate fluctuations, mainly related to the weakening of the Argentinian peso and the Turkish lira against the euro, which had a negative impact of 0.7 percentage points (approximately €321 million).

The following table sets forth revenue for the PCD segment for the fiscal years ended December 31, 2020, 2019 and 2018 by geographic region.

				Increase/(Decrease)
(€ million)	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
Region	2020	2019	2018	Actual	% Change	Actual	% Change
Europe	€34,180	€40,881	€37,610	€(6,701)	(16.39)	€3,271	8.70
Middle East and Africa	€2,318	€2,031	€1,829	€287	14.13	€202	11.04
China	€135	€175	€254	€(40)	(22.86)	€(79)	(31.10)
Latin America	€1,263	€1,870	€2,266	€(607)	(32.46)	€(396)	(17.48)
India and Asia Pacific	€741	€779	€744	€(38)	(4.88)	€35	4.70
Eurasia	€377	€360	€324	€17	4.72	€36	11.11
North America
Total	€39,015	€46,096	€43,027	€(7,081)	(15.36)	€3,069	7.13
__________________________________________________________________________________________________________________________________________
(1) As of January 1, 2020 PSA reorganized its geographic regions, with China becoming a stand-alone region. Revenue in Southeast Asia, which was previously recorded in the “China and South East Asia” region, is now recorded in the “India and Asia Pacific” region. The revenue recorded for China and India and Asia Pacific for the years ended December 31, 2019 and 2018 was restated to reflect the new geographic regions.

Opel Vauxhall

Revenue in the OV segment decreased by 25.70 percent from €17,368 million in 2019 to €12,904 million in 2020, primarily driven by the decline in the volume of vehicles sold by OV due to the COVID-19-related downturn in the European automotive market, in particular in the British, French, Italian and Spanish automotive markets and the discontinuation of the production in 2019 of five OV models in connection with PSA’s compliance with CO2 emissions targets, which together had a negative impact of 29.0 percentage points (approximately €5,040 million) on the OV segment’s revenue, and lower sales to partners, which had a negative impact of 1.4 percentage points (approximately €246 million) as well as exchange rate fluctuations, mainly related to the weakening of the Turkish lira against the euro, which had a negative impact of 1.1 percentage points (approximately €192 million). These were partially offset by the effect of product mix, which had a positive effect of 4.6 percentage points (approximately €806 million) on the OV segment’s revenue as a result of new model launches, including the new Opel Corsa and Opel Grandland X and other effects, mainly related to the reduction of sales with buyback commitments, which had a positive impact of 1.8 percentage points (approximately €311 million).

Revenue in the OV segment decreased by 5.12 percent from €18,306 million in 2018 to €17,368 million in 2019. This decrease was driven by a decrease in the volume of vehicles sold in the OV segment, which had a negative impact on the OV segment revenue of 5.6 percentage points (approximately €1,017 million), the effect of pricing across OV models and brands, which had a negative impact of 0.3 percentage points (approximately €53 million) and a decrease in sales to partners, which had a negative impact of 0.7 percentage points (approximately €132 million). These were partially offset by the effect of product mix, which had a positive impact of 1.2 percentage points (approximately €222 million).

The following table sets forth revenue for the OV segment for the fiscal years ended December 31, 2020, 2019 and 2018 by geographic region.

				Increase/(Decrease)
(€ million)	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
Region	2020	2019	2018	Actual	% Change	Actual	% Change
Europe	€11,739	€16,254	€16,795	€(4,515)	(27.78)	€(541)	(3.22)
Middle East and Africa	€726	€503	€516	€(223)	(44.33)	€(13)	(2.52)
China	€10	€17	€52	€(7)	(41.18)	€(35)	(67.31)
Latin America	€46	€123	€162	€(77)	(62.60)	€(39)	(24.07)
India and Asia Pacific	€104	€203	€326	€(99)	(48.77)	€(123)	(37.73)
Eurasia	€40	€11	€7	€29	263.64	€4	57.14
North America	€239	€257	€448	€(18)	(7.00)	€(191)	(42.63)
Total	€12,904	€17,368	€18,306	€(4,464)	(25.70)	€(938)	(5.12)
__________________________________________________________________________________________________________________________________________
(1) As of January 1, 2020 PSA reorganized its geographic regions, with China becoming a stand-alone region. Revenue in Southeast Asia, which was previously recorded in the “China and South East Asia” region, is now recorded in the “India and Asia Pacific” region. The revenue recorded for China and India and Asia Pacific for the years ended December 31, 2019 and 2018 was restated to reflect the new geographic regions.

Automotive Equipment

Revenue in the automotive equipment segment decreased by 17.53 percent from €17,768 million in 2019 to €14,654 million in 2020, despite the consolidation of the SAS business into PSA’s consolidated financial statements following the acquisition by Faurecia of the remaining 50 percent stake in January 2020 and the contribution of Clarion Electronics for the entire twelve-month period in 2020 compared to only part of the twelve-month period in 2019. This decrease was mainly driven by a decline in demand as a result of the COVID-19 pandemic. Revenue in the clean mobility business group decreased by 17.8 percent (approximately €830 million) and revenue in the interiors business group decreased by 15.4 percent (approximately €826 million), while revenue in the seating business group decreased by 20.3 percent (approximately €1,414 million) and revenue in the Clarion Electronics business group decreased by 5.8 percent (approximately €45 million). The decrease in the Clarion Electronics business group was primarily due to the impact of the COVID-19 pandemic, partly offset by the contribution of Clarion Electronics for the entire twelve-month period in 2020 compared to only part of the twelve-month period in 2019. Sales to the automotive equipment segment’s five main customers (Volkswagen, Ford, PSA, Renault-Nissan-Mitsubishi and FCA) decreased to 64.00 percent of revenue in 2020 compared to 66.7 percent in 2019.

Revenue in the automotive equipment segment increased slightly by 1.39 percent from €17,525 million in 2018 to €17,768 million in 2019, reflecting the contribution of the Clarion business after its acquisition in April 2019, which amounted to €771 million. The clean mobility and interiors business groups remained stable in 2019, recording slight increases of 0.83 percent (approximately €39 million) and 0.14 percent (approximately €8 million), respectively, which reflected stable results across all regions. This was partially offset by a decline of 6.25 percent in the seating business group due to the termination of production of certain programs in the second half on 2019 (approximately €465 million). Sales to the automotive equipment segment’s four main customers (Volkswagen, Ford, PSA and Renault-Nissan-Mitsubishi) remained relatively stable, accounting for 60.00 percent of revenue in 2019 compared to 61.28 percent in 2018.

The following table sets forth revenue for the automotive equipment segment for the fiscal years ended December 31, 2020, 2019 and 2018 by geographic region.

				Increase/(Decrease)
(€ million)	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
Region	2020	2019	2018	Actual	% Change	Actual	% Change
Europe	€6,523	€8,050	€8,359	€(1,527)	(18.97)	€(309)	(3.70)
Middle East and Africa	€386	€497	€456	€(111)	(22.33)	€41	8.99
China	€2,546	€2,587	€2,488	€(41)	(1.58)	€99	3.98
Latin America	€991	€1,435	€1,475	€(444)	(30.94)	€(40)	(2.71)
India and Asia Pacific	€977	€1,179	€769	€(202)	(17.13)	€410	53.32
Eurasia	€158	€234	€233	€(76)	(32.48)	€1	0.43
North America	€3,073	€3,786	€3,745	€(713)	(18.83)	€(41)	1.09
Total	€14,654	€17,768	€17,525	€(3,114)	(17.53)	€243	1.39
_______________________________________________________________________________________________________________________________________
(1) As of January 1, 2020 PSA reorganized its geographic regions, with China becoming a stand-alone region. Revenue in Southeast Asia, which was previously recorded in the “China and South East Asia” region, is now recorded in the “India and Asia Pacific” region. The revenue recorded for China and India and Asia Pacific for the years ended December 31, 2019 and 2018 was restated to reflect the new geographic regions.

Finance

Revenue in the finance segment decreased by 3.56 percent from €2,163 million in 2019 to €2,086 million in 2020. mainly driven by a decrease of 18.61 percent in the number of vehicles financed by BPF together with its partners in 2020 compared to 2019.

Revenue in the finance segment increased by 8.75 percent from €1,989 million in 2018 to €2,163 million in 2019. This was primarily driven by an increase of 5.70 percent in the number of vehicles financed by BPF together with its partners in 2019 compared to 2018.

The following table sets forth revenue for the finance segment for the fiscal years ended December 31, 2020, 2019 and 2018 by geographic region.

				Increase/(Decrease)
(€ million)	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
Region	2020	2019	2018	Actual	% Change	Actual	% Change
Europe	€2,030	€2,074	€1,885	€(44)	(2.12)	€189	10.03
Middle East and Africa	€1	€2	€2	€(1)	(50.00)	€—	—
Latin America	€53	€81	€94	€(28)	(34.57)	€(13)	(13.83)
Eurasia	€1	€6	€8	€(5)	(83.33)	€(2)	(25.00)
Total	€2,085	€2,163	€1,989	€(78)	(3.61)	€174	8.75

Adjusted operating income (loss)

PSA’s main performance indicator with respect to its segments is adjusted operating income (loss). Adjusted operating income (loss) is presented in accordance with IFRS 8, which requires for PSA to present its segment information in line with the indicators used internally by management to measure the performance of PSA’s different segments and allocate financial resources between them. Adjusted operating income (loss) is defined as operating income excluding adjustments comprising restructuring costs, impairment of CGUs and other operating income (expense) considered rare or discrete events that are infrequent in nature.

Adjusted operating income (loss) is a non-IFRS measure. PSA believes that this non-IFRS measure is useful because it excludes items that it does not believe are indicative of PSA’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. PSA also believes that adjusted operating income (loss) is useful for analysts and investors to understand how management assesses PSA’s ongoing operating performance on a consistent basis. This and similar measures are widely used in the automotive industry; however, this financial measure may not be comparable to other similarly titled measures of other companies and is not intended to be considered in isolation or as a substitute for measures of financial performance as prepared in accordance with IFRS as adopted by the European Union and in accordance with IFRS as issued by the IASB. PSA compensates for these limitations by relying primarily on the IFRS results and using non-IFRS measures only for supplemental purposes.

The following table sets forth PSA’s consolidated profit (loss) from continuing operations for the fiscal years ended December 31, 2020, 2019, and 2018.

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
Consolidated profit from continuing operations	€2,022	€3,584	€3,295	(1,562)	(43.58)	289	8.77

The following table sets forth adjusted operating income (loss) for the PCD, OV, automotive equipment and finance segments for the fiscal years ended December 31, 2020, 2019 and 2018.

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
PCD	2,839	3,923	3,617	(1,084)	(27.63)	306	8.46
OV	527	1,121	859	(594)	(52.99)	262	30.50
Automotive equipment	315	1,227	1,263	(912)	(74.33)	(36)	(2.85)
Finance(1)	965	1,012	939	(47)	(4.64)	73	7.77
_______________________________________________________________________________________________________________________________________
 (1) In accordance with IFRS, BPF’s financing partnerships are accounted for under the equity method in the PSA Consolidated Financial Statements for all periods presented herein. The net contribution of these equity-accounted investments is included in the line “Share in the net earnings of equity method investments” of PSA’s consolidated income statement. A different presentation is applied for the purposes of this segmental discussion. IFRS 8 “Operating Segments” requires segment information to be aligned with the internal reporting used by management to measure the performance of the different segments and to allocate financial resources between them. Management reporting and, accordingly, the segment information are based on a presentation of a full profit and loss statement of BPF’s financing partnerships with Santander and BNP, as if they were consolidated.

Reconciliation

The following table provides the reconciliation of adjusted operating income (loss) to consolidated profit (loss) from continuing operations.

	Years ended December 31,
(€ million)	2020	2019	2018
Consolidated profit (loss) from continuing operations	€2,022	€3,584	€3,295
Shares in net earnings of equity method investments	(87)	(24)	(44)
Income taxes expense	(628)	(716)	(615)
Net financial income (expense)	(317)	(344)	(446)
Operating income (loss)	3,054	4,668	4,400
Other operating income (expense)(1)	432	158	61
Impairment of CGUs	(367)	(283)	(299)
Restructuring costs	(696)	(1,531)	(1,051)
Adjusted operating income (loss)	€3,685	€6,324	€5,689
_______________________________________________________________________________________________________________________________________
(1) In 2020, Other operating income (expense) relates mainly to proceeds from the sale of PSA’s stake in CAPSA, which amounted to €204 million, costs related to the merger, which amounted to €(111) million, the revaluation of SAS, which amounted to €178 million, following its recognition as a fully consolidated entity as a result Faurecia’s acquisition of Continental’s 50 percent stake in SAS and Vauxhall Motors Limited’s gain on disposal of property, which amounted to €86 million.  In 2019, Other operating income (expense) relates mainly to disposals of equity investments which amounted to €119 million. In 2018, Other operating income (expense) relates mainly to sales of property, which amounted to €311 million in 2018, partially offset by provisions for risk and onerous contracts.

Peugeot Citroën DS

Adjusted operating income in the PCD segment decreased by 27.63 percent from €3,923 million in 2019 to €2,839 million in 2020. This decrease was driven by the negative impact of the COVID-19-related decline in market demand of €2,269 million and the negative impact of foreign exchange fluctuations of €553 million, mainly caused by the weakening of the Argentinian peso and Turkish lira against the euro. These were partially offset by the positive impact of an increase of the PCD segment’s market share based on volume of vehicles sold of €102 million, the positive effect of product mix of €444 million, as a result of new model launches, including the new Peugeot 208 and Peugeot 2008, the positive effect of pricing of €283 million, the positive impact of lower production costs of €380 million and the positive impact of lower selling, administrative and general expenses of  €550 million, mainly as a result of lower volumes, due to the temporary suspension of production and disruption to demand, as well as changes in labor arrangements in response to the COVID-19 pandemic and the positive impact of lower research and development costs of €244 million.

Adjusted operating income in the PCD segment increased by 8.46 percent from €3,617 million in 2018 to €3,923 million in 2019. This increase was primarily driven by the positive effect of product mix of €607 million, the positive effect of pricing across PCD models and brands of €261 million, as well as the positive impact of lower production and fixed costs of €126 million, which mainly reflected synergies achieved by PSA as a result of the OV Acquisition and costs-cutting initiatives across the business. These were partially offset by the negative impact of foreign exchange fluctuations of €351 million, mainly caused by the weakening of the Argentinian peso and Turkish lira against the euro, the negative impact of increased raw materials and wage costs of €108 million, the negative impact of a decrease of the PCD segment’s market share based on volume of vehicles sold of €82 million, as well as the negative impact of the overall market decrease of €42 million and higher research and development costs of €170 million.

Opel Vauxhall

Adjusted operating income in the OV segment decreased by 52.99 percent from €1,121 million in 2019 to €527 million in 2020. This decrease was driven by the negative impact of the COVID-19-related decline in market demand of €787 million, the negative impact of the decrease of the OV segment’s market share based on volume of vehicles sold of €413 million and the negative effect of pricing of €142 million. These were partially offset by the positive effect of product mix of €257 million, as a result of new model launches, including the new Opel Corsa and Opel Grandland X, the positive impact of lower production costs of €185 million and the positive impact of lower selling, general and administrative expenses of €363 million, mainly as a result of lower volumes, due to the temporary suspension of production and demand disruptions, as well as changes in labor arrangements in response to the COVID-19 pandemic and the positive impact of lower research and development costs of €91 million.

Adjusted operating income in the OV segment increased by 30.50 percent from €859 million in 2018 to €1,121 million in 2019, primarily driven by the positive effect of product mix of €208 million, as well as the positive impact of  lower production and fixed costs of €413 million, which mainly reflected the synergies achieved by PSA as a result of the OV Acquisition and costs-cutting initiatives across the business. These were partially offset by the negative impact of a decrease in the OV segment’s market share based on volume of vehicles sold of €185 million and the negative effect of pricing across OV models and brands of €160 million.

Automotive Equipment

Adjusted operating income in the automotive equipment segment decreased by 74.33 percent from €1,227 million in 2019 to €315 million in 2020, primarily driven by the negative impact of the decrease in volumes as a result of the COVID-19-related decline in market demand. These were partially offset by the positive impact of lower cost of sales of €2,108 million and lower research and development and selling, general and administrative expenses of €130 million, mainly related to lower volumes, due to the temporary suspension of production and demand disruptions, as well as placing employees on temporary unemployment in response to the COVID-19 pandemic.

Adjusted operating income in the automotive equipment segment decreased by 2.85 percent from €1,263 million in 2018 to €1,227 million in 2019, mainly driven by an increase in the amortization of intangible assets acquired in business combinations, which increased from €10.9 million in 2018 to €56.4 million in 2019, as a result of the acquisition of Clarion in April 2019 and to a lesser extent the acquisition of Parrot Automotive in October 2018.

Finance

Adjusted operating income in the finance segment decreased by 4.64 percent from €1,012 million in 2019 to €965 million in 2020, mainly driven by a decrease in the number of vehicles financed by BPF together with its partners in 2020 compared to 2019.

Adjusted operating income in the finance segment increased by 7.77 percent from €939 million in 2018 to €1,012 million in 2019. This was driven by the overall growth of the activity of BPF’s partnerships with Santander and BNP.

Investments in tangible and intangible assets

The following table sets forth investments in tangible and intangible assets for the PCD, OV, automotive equipment and finance segments for the fiscal years ended December 31, 2020, 2019 and 2018. Investments in tangible and intangible assets is defined as cash outflows related to the acquisition of tangible assets and capitalized intangible assets. Investments in tangible and intangible assets do not include sales with a buyback commitment as these sales do not give rise to a cash outflow when reclassifying such vehicles from inventories to tangible assets at the time the vehicles are sold with a buyback commitment.

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019		2019 vs. 2018
(€ million)	2020	2019	2018	Actual	% Change	Actual	% Change
PCD	2,453	3,012	2,746	(559)	(18.56)	266	9.69
OV	260	506	541	(246)	(48.61)	(35)	(6.47)
Automotive equipment	1,102	1,367	1,269	(265)	(19.39)	98	7.72
Finance(1)	40	48	40	(8)	(16.67)	8	20.00
_______________________________________________________________________________________________________________________________________
(1) In accordance with IFRS, BPF’s financing partnerships are accounted for under the equity method in the PSA Consolidated Financial Statements for all periods presented herein. The net contribution of these equity-accounted investments is included in the line “Share in the net earnings of equity method investments” of PSA’s consolidated income statement. A different presentation is applied for the purposes of this segmental discussion. IFRS 8 “Operating Segments” requires segment information to be aligned with the internal reporting used by management to measure the performance of the different segments and to allocate financial resources between them. Management reporting and, accordingly, the segment information are based on a presentation of a full profit and loss statement of BPF’s financing partnerships, as if they were consolidated.

Peugeot Citroën DS

Investments in tangible and intangible assets in the PCD segment decreased by 18.56 percent from €3,012 million in 2019 to €2,453 million in 2020, mainly driven by cost-cutting initiatives in response to the COVID-19 pandemic in all of the PCD segment’s operating regions.

Investments in tangible and intangible assets in the PCD segment increased by 9.69 percent from €2,746 million in 2018 to €3,012 million in 2019, driven by increased investment in fixed assets in Europe, Russia and India.

Opel Vauxhall

Investments in tangible and intangible assets in the OV segment decreased by 48.61 percent from €506 million in 2019 to €260 million in 2020, mainly driven by cost-cutting initiatives in response to the COVID-19 pandemic in Europe.

Investments in tangible and intangible assets in the OV segment decreased by 6.47 percent from €541 million in 2018 to €506 million in 2019, primarily driven by decreased investment in fixed assets in Europe.

Automotive Equipment

Investments in tangible and intangible assets in the automotive equipment segment decreased by 19.39 percent from €1,367 million in 2019 to €1,102 million in 2020, mainly driven by the deferral of investments in response to the COVID-19 pandemic in all of the automotive equipment segment’s business groups.

Investments in tangible and intangible assets in the automotive equipment segment increased by 7.72 percent from €1,269 million in 2018 to €1,367 million in 2019, mainly driven by program development activities with respect to commercial vehicles, high performance engines, technologies related to zero emissions vehicles and cockpit development. In addition, in 2019, the automotive equipment segment’s investment in tangible and intangible assets reflected investments related to the Clarion business group following its acquisition in April 2019.

Finance

Investments in tangible and intangible assets in the finance segment decreased by 16.67 percent from €48 million in 2019 to €40 million in 2020.

Investments in tangible and intangible assets in the finance segment increased by 20.00 percent from €40 million in 2018 to €48 million in 2019.

World Sales

Peugeot Citroën DS

The following tables set forth world sales by brand and geographical region for the PCD segment for the fiscal years ended December 31, 2020, 2019 and 2018. For a definition of world sales, refer to “—Key Performance Indicator—World Sales”.

Brand	2020 volume(1)%		2019 volume(1)%		2018 volume(1)%			2020 vs. 2019 % change	2019 vs. 2018 % change
Peugeot	1,118,912	44.53	1,453,823	41.79	1,740,214		44.88	(23.04)	(16.46)
Citroën	717,190	28.55	989,853	28.45	1,046,229		26.98	(27.55)	(5.39)
DS	43,686	1.74	61,989	1.78	53,265		1.37	(29.53)	16.38
PCD Total	1,879,788	74.82	2,505,665	72.02	2,839,708		73.23	(24.98)	(11.76)
PSA Total	2,512,475	100	3,479,096	100	3,877,765	(2)	100	(27.78)	(10.28)
_______________________________________________________________________________________________________________________________________
(1) Including CKD kits.
(2) Including approximately 144,000 vehicles sold in 2018 in Iran by Iran Khodro and IKAP, of which 141,000 were sold under a Peugeot license. In compliance with the United States’ withdrawal decision from the JCPOA, PSA wound down its activities in the Iranian automotive sector by August 6, 2018.

Region	2020 volume(1)%		2019 volume(1)%		2018 volume(1)%			2020 vs. 2019 % change	2019 vs. 2018 % change
Europe	1,545,975	61.53	2,083,408	59.88	2,101,963		54.21	(25.80)	(0.88)
Middle East and Africa	144,711	5.76	129,074	3.71	260,009		6.71	12.11	(50.36)
China	45,965	1.83	108,649	3.12	251,701		6.49	(57.69)	(56.83)
Latin America	94,301	3.75	134,645	3.87	174,147		4.49	(29.96)	(22.68)
India and Asia-Pacific	32,370	1.29	34,826	1.00	36,780		0.95	(7.05)	(5.31)
Eurasia	16,466	0.66	15,063	0.43	15,108		0.39	9.31	(0.30)
PCD Total	1,879,788	74.82	2,505,665	72.01	2,839,708		73.23	(24.98)	(11.76)
PSA Total	2,512,475	100	3,479,096	100	3,877,765	(2)	100	(27.78)	(10.28)
_______________________________________________________________________________________________________________________________________
(1) Including CKD kits.
(2) Including approximately 144,000 vehicles sold in 2018 in Iran by Iran Khodro and IKAP, of which 141,000 were sold under a Peugeot license.

World sales in the PCD segment decreased by 24.98 percent from 2,505,665 vehicles in 2019 to 1,879,788 vehicles in 2020, mainly driven by a decrease in world sales in China, Europe and Latin America, which was partially offset by an increase in world sales in the Middle East and Africa and Eurasia.

World sales in the PCD segment decreased by 11.76 percent from 2,839,708 vehicles in 2018 to 2,505,665 vehicles in 2019, mainly driven by a decrease in world sales in the Middle East and Africa and China.

Opel Vauxhall

The following tables set forth world sales of the OV segment, including a breakdown by geographical region for the fiscal years ended December 31, 2020, 2019 and 2018. For a definition of world sales, refer to “—Key Performance Indicator—World Sales”.

Brand	2020 volume(1)%		2019 volume(1)%		2018 volume(1)%		2020 vs. 2019 % change	2019 vs. 2018 % change
OV	632,687	25.18	973,431	27.98	1,038,057	26.77	(35.00)	(6.23)
PSA Total	2,512,475	100	3,479,096	100	3,877,765	100	(27.78)	(10.28)
_______________________________________________________________________________________________________________________________________
(1) Including CKD kits.

Region	2020 volume(1)%		2019 volume(1)%		2018 volume(1)%		2020 vs. 2019 % change	2019 vs. 2018 % change
Europe	577,518	22.99	936,321	26.91	1,004,197	25.90	(38.32)	(6.76)
Middle East and Africa	52,408	2.09	35,192	1.01	31,989	0.82	48.92	10.01
China	—	—	—	—	—	—	—	—
Latin America	1,056	0.04	1,094	0.03	1,110	0.03	(3.47)	(1.44)
India and Asia-Pacific	382	0.02	248	0.01	581	0.01	54.03	(57.31)
Eurasia	1,323	0.05	576	0.02	180	—	129.69	220
OV Total	632,687	25.18	973,431	27.98	1,038,057	26.77	(35.00)	(6.23)
PSA Total	2,512,475	100	3,479,096	100	3,877,765	100	(27.78)	(10.28)
_______________________________________________________________________________________________________________________________________
(1) Including CKD kits.

World sales in the OV segment decreased in 2020 by 35.00 percent from 973,431 vehicles in 2019 to 632,687 vehicles in 2020, mainly driven by a decrease in world sales in Europe, which was partially offset by an increase in world sales in the Middle East and Africa.

World sales in the OV segment decreased in 2019 by 6.23 percent from 1,038,057 vehicles in 2018 to 973,431 vehicles in 2019, mainly driven by a decrease in world sales in Europe, which was partially offset by an increase in world sales in the Middle East and Africa.

Liquidity and Capital Resources

Overview

PSA has historically relied on a diversified financing strategy and a conservative liquidity policy in order to meet its general financing needs. PSA’s liquidity requirements have historically arisen primarily from the need to fund general working capital and operational requirements, service its debt, make dividend payments and fund capital expenditure related to new product and services development, manufacturing efficiency, improved capacity and compliance with regulatory and environmental requirements. PSA’s liquidity sources were historically cash holdings, cash generated from operations, proceeds from bonds issuances, bank borrowings, sales of receivables, available borrowings under confirmed lines of credit and, if necessary, issuances of convertible bonds or other debt instruments.

As of December 31, 2020, PSA’s cash and cash equivalents, which mainly include money mutual funds, bank deposits, money market notes and commercial paper totaled €22,893 million and PSA had €7,339 million available in undrawn lines of credit. As of December 31, 2020, cash and cash equivalents were primarily held in euro.

PSA has used multiple sources of short-term financing and overdraft facilities, which as of December 31, 2020 included €780 million of commercial paper, €589 million of short-term loans, €134 million of bank overdrafts, €21 million of payments issued but not yet debited from bank accounts and €346 million of factoring liabilities on assets that have not been derecognized.

The PCD, OV and automotive equipment segments meet part of their funding needs by selling receivables to financial institutions. The total receivables sold by the PCD and OV segments to non-group financial institutions amounted to €9,447 million for the fiscal year ended December 31, 2020 (compared to €10,979 million for the fiscal year ended December 31, 2019), of which €224 million (compared to €124 million for the fiscal year ended December 31, 2019) were sold but not derecognized. The total receivables sold by the automotive equipment segment to non-group financial institutions amounted to €728 million for the fiscal year ended December 31, 2020 (compared to €792 million for the fiscal year ended December 31, 2019), of which €36 million (compared to €89 million for the fiscal year ended December 31, 2019) were sold but not derecognized. Refer to Note 13.5 to the PSA Consolidated Financial Statements for the criteria used to derecognize receivables.

PSA’s capital expenditure mainly corresponds to the introduction of new products, enhancement of manufacturing efficiency, improvement of capacity, maintenance of existing facilities and the purchases of property, plant and equipment.

PSA’s capital expenditure with respect to the development of new products in Europe amounted to approximately €999 million in fiscal year 2020. PSA’s capital expenditure with respect to the enhancement of manufacturing efficiency, improvement of capacity and maintenance of existing facilities in Europe amounted to approximately €162 million in fiscal year 2020. PSA’s capital expenditure with respect to the development of new products and the enhancement of manufacturing efficiency, improvement of capacity and maintenance of existing facilities outside of Europe amounted to approximately €211 million in fiscal year 2020. Refer to Note 9.2 to the PSA Consolidated Financial Statements for details on PSA’s property, plant and equipment.

As of December 31, 2020, PSA’s capital expenditure commitments included capital commitments primarily related to the acquisition of non-current assets in the amount of €1,379 million and non-cancellable lease commitments (for leases that are not reflected on the statement of financial position under IFRS 16) in the amount of €149 million. Stellantis plans to fund its capital expenditures with cash generated from operating activities, as well as with available borrowings under its credit lines.

PSA’s available liquidity was subject to intra-month and seasonal fluctuations resulting from business and collection payment cycles as well as to changes in foreign exchange conversion rates. PSA’s liquidity resources were also subject to change based on the evolution of market and general economic conditions. Decreases in liquidity could result from lower than expected cash flows from operations, including decreases caused by weaker demand or lower selling prices for PSA’s products, or higher production costs. PSA’s liquidity could also be impacted by any limitations on the availability of its existing debt as a result of financing covenants and its ability to refinance existing debt or raise additional debt as well as the terms of such debt.

In response to the COVID-19 pandemic, PSA took several actions during the fiscal year ended December 31, 2020 in order to secure its liquidity and financial position. In April 2020, PSA signed a new €3,000 million syndicated line of credit, which was undrawn as of December 31, 2020, and in May 2020, PSA issued €1,000 million of 2.75 percent notes due 2026 under its EMTN program. In addition, in April 2020, Faurecia and its lenders agreed to an additional €800 million syndicated loan which was fully drawn as of April 2020 and which was subsequently refinanced with the proceeds from Faurecia’s issuance in July 2020 of €300 million of 2.625 percent notes due 2025 and €700 million of 3.75 percent notes due 2028. Further, PSA took measures to reduce its cash outflow by delaying non-core expenses and significantly reducing general and administrative expenses and marketing costs. The ongoing COVID-19 pandemic and associated governmental responses have had and may continue to have an adverse effect on PSA’s liquidity. For additional information on risks related to the COVID-19 pandemic, refer to “Risk Factors—Risks Related to our Business, Strategy and Operations-Business interruptions resulting from the coronavirus (COVID-19) outbreak could continue to cause disruption to the manufacture and sale of our products and the provision of our services and adversely impact our business”, included in the Annual Report and Form 20-F.

PSA’s subsidiaries were subject to applicable legal and regulatory restrictions in connection to any transfer of funds, as stipulated by, among others, governmental bodies or tax regulations in the countries in which PSA operates. PSA’s subsidiaries were subject to additional restrictions as a result of finance agreement covenants, but these and other restrictions described above have not had a material impact on PSA’s ability to meet its ongoing obligations.

Cash Flows for 2020, 2019 and 2018

The following table summarizes PSA’s cash flows from operating, investing and financing activities of continuing operations.

	Years ended December 31,
(€ million)	2020	2019	2018
Net cash from (used in) operating activities of continuing operations	€6,202	€8,705	€8,395
Net cash from (used in) investing activities of continuing operations	€(3,932)	€(5,972)	€(4,739)
Net cash from (used in) financing activities of continuing operations	€3,197	€(309)	€(7)

2020 Compared to 2019

Net cash from operating activities of continuing operations

Net cash from operating activities of continuing operations decreased by 28.75 percent from €8,705 million in 2019 to €6,202 million in 2020, mainly driven by a decrease in consolidated profit from continuing operations from €3,584 million in 2019 to €2,022 million in 2020 and an increase in the negative contribution of certain non-cash items, primarily provisions and gains on disposals. The adjustment for provisions resulted in a negative contribution of €777 million in 2020, compared to a negative contribution of €97 million in 2019, primarily related to a decrease in provisions for restructuring costs as a result of higher utilization and increased reversal of such provisions in 2020. The adjustment for gains on disposals resulted in a negative contribution of €727 million in 2020 compared to a negative contribution of €190 million in 2019, primarily as a result of the sale of PSA’s stake in CAPSA and the revaluation of SAS following the acquisition by Faurecia of the remaining 50 percent stake in SAS from Continental. This decrease was partially offset by an increase in the adjustment for depreciation, amortization and impairment from a contribution of €3,717 million in 2019 to €4,058 million in 2020.

Net cash (used in) investing activities of continuing operations

Net cash used in investing activities of continuing operations decreased by 34.16 percent from €5,972 million in 2019 to €3,932 million in 2020, mainly driven by a decrease in acquisitions of consolidated subsidiaries and equity method from investments from €1,293 million in 2019 to €528 million in 2020 and a decrease in investments in property, plant and equipment from €2,765 million in 2019 to €1,850 million in 2020 due to cost-cutting initiatives in response to the COVID-19 pandemic.

Net cash (used in) financing activities of continuing operations

In 2020, PSA recorded net cash from financing activities of continuing operations of €3,197 million, compared to net cash used in financing activities of continuing operations of €309 million in 2019, primarily as a result of PSA’s decision not to pay a dividend to its shareholders in 2020 with respect to the fiscal year ended December 31, 2019, compared to the payment of a dividend of €697 million in 2019 with respect to the fiscal year ended December 31, 2018 and an increase in changes in other financial assets and liabilities to €3,772 million in 2020 from €923 million 2019, mainly driven by an increase in borrowings from €2,512 million in 2019 to €3,704 million in 2020 and the proceeds from the sale by PSA of 7 percent of Faurecia’s outstanding share capital in 2020, which yielded proceeds of €308 million. Refer to “—The Merger and Faurecia Distribution” for more information.

2019 Compared to 2018

Net cash from operating activities of continuing operations

Net cash from operating activities of continuing operations increased by 3.69 percent from €8,395 million in 2018 to €8,705 million in 2019, mainly driven by an increase in consolidated profit from continuing operations from €3,295 million in 2018 to €3,584 million in 2019 and an increase in adjustments for depreciation, amortization and impairment from €2,995 million in 2018 to €3,717 million in 2019. These were partially offset by a decrease in the positive contribution of changes in working capital from €1,661 million in 2018 to €1,132 million in 2019, mainly reflecting an increase in trade receivables of €197 million in 2019, compared to a decrease of €1,342 in 2018, which was partially offset by an increase in trade payables of €745 million in 2019, compared to €294 million in 2018.

Net cash (used in) investing activities of continuing operations

Net cash used in investing activities of continuing operations increased by 26.02 percent from €4,739 million in 2018 to €5,972 million in 2019, mainly driven by increased investment in property, plant and equipment, which amounted to €2,765 million in 2019 compared to €2,510 million in 2018, investments in intangible assets, mostly in the PCD and OV segments, amounting to €2,146 million in 2019 compared to €2,061 million in 2018, as well as acquisitions of consolidated subsidiaries and equity method investments, which amounted to €1,293 million in 2019 compared to €713 million in 2018, primarily due to the acquisition of Clarion by Faurecia for €969 million in April 2019.

Net cash (used in) financing activities of continuing operations

Net cash used in financing activities of continuing operations increased from €7 million in 2018 to €309 million in 2019, mainly driven by an increase in dividends paid to PSA shareholders from €474 million in 2018 to €697 million in 2019, as well as the payment of lease liabilities, which amounted to €377 million in 2019 following the application of IFRS 16. For additional details, refer to “Financial Information—IFRS 16 – Leases”. This increase was partially offset by an increase in the positive contribution of changes in other financial assets and liabilities from €631 million in 2018 to €923 million in 2019, primarily as a result of an increase in borrowings from €1,647 million in 2018 to €2,512 million in 2019.

Bonds and Other Borrowings

The table below shows the total borrowings of the manufacturing and sales companies of PSA and Faurecia as of December 31, 2020:

	Carrying amount at December 31, 2020		Issuance
(€ million)	Non-current(1)	Current(2)	Currency	Due Date
Manufacturing and sales companies (excluding Faurecia) – principal amount
2003 bond issue – €600m	782	10	EUR	Q3/2033
2016 bond issue – €500m	499	9	EUR	Q2/2023
2017 bond issue – €600m	598	9	EUR	Q1/2024
2017 bond issue – €100m	100	2	EUR	Q1/2024
2018 bond issue – €650m	646	10	EUR	Q1/2025
2019 bond issue – €600m	591	2	EUR	Q3/2029
2020 bond issue – €1,000m	992	17	EUR	Q2/2026
Schuldschein 2019 – €522m	485	3	EUR	2023 to 2027
Faurecia
2018 bond issue – €700m	685	1	EUR	Q2/2025
2019 bond issue – €700m	682	1	EUR	Q2/2027
2019 bond issue – €750m	753	1	EUR	Q2/2026
2020 bond issue – €1,000m	986	1	EUR	2025/2028
Total bond issuances	7,799	66	EUR
Manufacturing and sales companies (excluding Faurecia) – principal amount
EIB loan – €250m	246	3	EUR	Q1/2024
Borrowings – Morocco	138	—	EUR	2021 to Q4/2025
Borrowings – Spain	61	21	EUR	2018 to 2026
Borrowings – Other France	80	—	EUR	2021
Borrowings – Other	60	15	EUR	na
Borrowings – Brazil	17	9	BRL	2019 to 2024
Other borrowings	96	28	na	na
Faurecia
Other borrowings	1,105	47	EUR / USD	2018 to 2025
Total other borrowings	1,803	123
_______________________________________________________________________________________________________________________________________
(1) Reflects liabilities due after 12 months, including principal amount, interest expense and unamortized debt issuance costs.
(2)  Reflects liabilities due within 12 months, including interest expense and unamortized debt issuance costs.

In October 2020, PSA launched a consent solicitation seeking the approval of bondholders under PSA’s EMTN program for the merger. On November 13, 2020, a significant majority of bondholders voted in favor of the merger during the bondholders’ general assemblies.

The table below shows the total borrowings of BPF as of December 31, 2020:

	Carrying amount at December 31, 2020		Issuance
(€ million)	Non-current(5)	Current(6)	Currency	Due Date
Banque PSA Finance(1)
Bonds + BMTN(2)	—	204	USD	<6 months
Other(3)	—	4	USD	<6 months
Bank Facilities(4)	—	26	—	<6 months
Total borrowings	—	234
_______________________________________________________________________________________________________________________________________
(1) Reflects only financing arrangements by the financing entities that are consolidated in the PSA Consolidated Financial Statements and does not include the financing arrangements of BPF’s financing partnerships, including notably the financing partnerships with Santander and BNP.
(2) “BMTN” refers to Negotiable Medium Term Notes (Bons à Moyen Terme Négociables).
(3) “Other” refers to accrued interest not yet due.
(4) Bank facilities are denominated in Mexican Peso, Pound Sterling and Polish Zloty.
(5) Reflects liabilities due after 12 months, including principal amount, interest expense and unamortized debt issuance costs.
(6) Reflects liabilities due within 12 months, including interest expense and unamortized debt issuance costs.

Lines of Credit

In April 2014, PSA entered into a €3,000 million syndicated credit facility, which was amended several times, most recently in May 2018 in order to improve economic terms. Following the exercise of the one-year extension option under this facility, €140 million is now due in May 2023, €40 million in May 2024 and €2,820 million in May 2025. The facility was undrawn as of December 31, 2020. In response to the COVID-19 pandemic, in April 2020, PSA signed a new €3,000 million syndicated line of credit, which matures in April 2021 and under which PSA has two three-month extension options. This €3,000 million syndicated line of credit was undrawn as of December 31, 2020. Independent of Peugeot S.A., Faurecia has lines of credit totaling €1,339 million, including €1,200 million syndicated credit facility due June 2024, with a one-year extension option, which was undrawn as of December 31, 2020, a ¥30,000 million (equivalent to approximately €237, million as of December 31, 2020, converted at a rate of €1:¥126.49) credit facility comprising a loan and a renewable credit line of ¥15,000 million (equivalent to approximately €119 million as of December 31, 2020), respectively, due in February 2025, of which ¥10,000 million (equivalent to approximately €79 million as of December 31, 2020) remained undrawn as of December 31, 2020. BPF had undrawn revolving bilateral bank facilities totaling €140 million as of December 31, 2020. In April 2020, Faurecia and its lenders agreed to an additional €800 million syndicated loan which was fully drawn and subsequently refinanced using the proceeds of Faurecia’s €300 million and €700 million notes issuances in July 2020.

Covenants

Certain debt issued by the manufacturing and sales companies of PSA, other than Faurecia, contains customary covenants and events of default, which are common for debt of companies in the automotive industry. These include “negative pledge” clauses whereby the borrower undertakes, subject to certain exceptions, not to grant any collateral to any third parties, “material adverse changes” clauses, which apply in the event of a major negative change in the results of operations or financial condition of PSA, “pari passu” clauses, which ensure that lenders enjoy the same treatment as other creditors, “cross-default” clauses, whereby if one loan goes into default other loans become repayable immediately, clauses whereby the borrower undertakes to provide regular information to the lenders, clauses whereby the borrower undertakes to comply with applicable legislation and change of control clauses. Other than Faurecia, none of the manufacturing and sales companies’ borrowings are subject to specific acceleration clauses based on minimum credit ratings.

In addition, the European Investment Bank (“EIB”) loans are dependent on PSA carrying out the projects being financed under such loans.

In the event Peugeot S.A. loses its investment grade rating, drawings under the €3,000 million syndicated credit facility entered into in 2014, would become subject to PSA’s manufacturing and sales companies maintaining net debt of less than €6,000 million and a ratio of net debt to consolidated equity of less than one. PSA’s €3,000 million syndicated credit facility entered into in April 2020 does not contain any financial covenants. PSA was in compliance with the covenants in its debt instruments as of December 31, 2020.

In addition to the covenants described above, Faurecia’s €1,200 million syndicated line of credit contains a covenant that sets limits on the incurrence of debt. Faurecia’s ¥30,000 million credit facility contains substantially the same covenants as its €1,200 million syndicated line of credit. Faurecia was in compliance with the covenants in its debt instruments as of December 31, 2020.

During the second half of 2020, PSA obtained the necessary waivers from the lenders under its syndicated and other material credit lines and agreed certain amendments to the loan documentation to ensure that its credit facilities remain in force following the merger.

In addition to the covenants described above, BPF’s credit facilities are subject to customary acceleration covenants. Additionally, the facility requires BPF to retain its bank status and comply with a “Common Equity Tier One” capital ratio of at least 11 percent. BPF was in compliance with the covenants in its debt instruments as of December 31, 2020.

Provision for Warranties

The provision for warranties concerns sales of new vehicles and covers the expected cost of warranty claims related to vehicles and replacement parts for a period of two years. When PSA provides warranties to customers, it records a provision to cover the estimated cost of vehicle and spare part warranties at the time of the sale to independent dealer networks or end-customers. Provision for warranties totaled €1,076 million at December 31, 2020 compared to €1,419 million at December 31, 2019.

Critical Accounting Estimates

PSA has selected accounting policies that it believes provide an accurate, true and fair view of its consolidated financial condition and results of operations. These accounting policies are applied in a consistent manner, unless stated otherwise, which will mainly be a result of the application of new accounting pronouncements. For a summary of all of PSA’s significant accounting policies, refer to Note 3 to the PSA Consolidated Financial Statements. The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions in order to determine the reported amounts of certain assets, liabilities, income and expense items, as well as certain amounts disclosed in the explanatory notes to the financial statements relating to contingent assets and liabilities. The estimates and assumptions used are those deemed by management to be the most pertinent and accurate in view of PSA’s circumstances and past experience. Given the uncertainty inherent in any projections, actual results may differ from initial estimates.

Recoverable amount of intangible assets and property, plant and equipment and of equity method investments

In accordance with IAS 36 “Impairment of Assets”, the recoverable amount of property, plant and equipment and intangible assets is tested whenever there are indications of impairment (and at least once a year for assets with indefinite useful lives, which are primarily goodwill and brands). Indications of impairment are, in particular, a significant fall in volume, deteriorating profitability, and technological or regulatory developments that adversely impact the business.

The recoverable amount of an asset is the higher of its value in use and its fair value less costs to sell. For impairment testing, the carrying value of the asset or group of assets tested is usually compared to its estimated value in use and, if lower than its carrying value, with its fair value less costs to sell. Value in use is usually measured as the net present value of estimated future cash flows. The recoverable value of brands is estimated by reference to market royalties.

For purposes of impairment testing, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of a CGU to which the asset belongs.

In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU that are not reflected in the estimated future cash flows.

For purpose of impairment testing, CGUs of PSA are as follows:

●	in the PCD and OV segments, CGUs are based on geography for Peugeot Citroën DS with Opel Vauxhall considered as a separate CGU;

●
in the automotive equipment segment, each business group constitutes a CGU that is tested separately. The Faurecia CGU as a whole is considered for the purpose of the Faurecia goodwill testing at the PSA level;

●	BPF partnerships with Santander Consumer France and with BNP are each a CGU; and

●	several CGUs corresponding to other businesses, in particular the goodwill and brands of Celor/Aramis and Free2Move.

Furthermore, at a lower level, brands (e.g., Opel and Vauxhall) are tested annually. If there are indicators of impairment, technologies (e.g., diesel and electric) and vehicles (including related technology and tooling specific to a vehicle) are tested based on cash flows associated with such assets or group assets through the PCD and OV segments.

Recognition of development expenditures as assets

Research and development expenses include the cost of scientific and technical activities, intellectual property rights, and the education and training necessary for the development, production or implementation and marketing of new or substantially improved materials, methods, products, processes, systems or services.

Under IAS 38—Intangible Assets, development expenditure is recognized as an intangible asset if the entity can demonstrate its intention to complete the intangible asset, the availability of adequate technical, financial and other resources for this purpose, that it is probable that the future economic benefits attributable to the development expenditure will flow to the entity, and that the cost of the asset can be measured reliably. Capitalized development costs include related borrowing costs. Expenses for the year include research costs, non-capitalized study and development costs under the above criteria, and the depreciation of capitalized development costs.

Provisions

Pensions and Other Post-Employment Benefits

In addition to pension benefits paid in accordance with the laws and regulations of the countries in which they operate, PSA companies are liable for the payment of supplementary pensions and retirement bonuses. These benefits are paid under defined contribution and defined benefit plans. For defined contribution plans, contributions made during the year are expensed.

In accordance with IAS 19 − Employee Benefits, obligations under defined benefit plans are measured by independent actuaries using the projected unit credit method. The main assumptions underpinning the measurement of the commitment are the retirement date, wage increases, staff turnover, a discount rate and an inflation rate.

Current and Non-Current Provisions

In accordance with IAS 37 − Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized when, as of the date of a statement of financial position, PSA has a present obligation towards a third party, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and no inflow of resources of an equivalent amount is expected. Provisions for restructuring costs are recognized only when the restructuring has been announced and PSA has drawn up or has started to implement a detailed formal plan.

Provisions are discounted only when the effect is material. In this case, the discount rate is based on a risk-free rate.

Warranties

Under IFRS 15, when warranties provided to customers are designed to cover defects in the vehicles sold, a provision is recorded to cover the estimated cost of vehicle and spare part warranties at the time of sale to independent dealer networks or end-customers.

Sales Incentives

The cost of current and future sales incentive programs is accounted for in operating income in the period in which the sales were recorded. They are provided country by country on the basis of historical costs for the previous three months. In cases where the cost of the program varies directly according to sales, it is deducted from revenue.

PSA’s incentive programs include retail financing granted at a significant discount to market interest rates. The corresponding cost is recognized at the time of the sale, as a deduction from revenue.

Residual values of vehicles sold with buyback commitments

Residual values of vehicles sold with buyback commitment are determined by PSA’s car residual value committee. This committee is responsible for periodically defining the residual values of existing and newly launched vehicles and reviewing the performance of the residual value assumptions compared to the market value of the relevant vehicle. It also conducts market surveys to ensure the residual values remain competitive and proposes appropriate measures to strengthen the residual values of the vehicles.

Deferred tax assets

In accordance with IAS 12 − Income Taxes, deferred taxes are calculated for all temporary differences between the tax base of assets and liabilities and their carrying amount. Deferred tax liabilities are systematically recognized, while deferred tax assets are recognized only when there is a reasonable expectation that they will be recovered.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries and equity method investments for the variance between their tax and accounting value, except to the extent that both of the following conditions are satisfied: (i) PSA is able to control the timing of the reversal of the temporary difference and (ii) it is probable that the temporary difference will not be reversed in the foreseeable future.

In practice this means that for fully consolidated subsidiaries, a deferred tax liability is recognized only in respect of distribution taxes on dividends that will be paid by the subsidiary in the following year by decision of PSA. For equity method investments, a deferred tax liability on dividend distributions is recognized for all differences between the tax base of the shares and their carrying amount, and where current tax benefits generated by intragroup provisions and sales are not cancelled out by recognizing deferred tax liabilities (except when the difference is considered to be temporary, for example, when PSA plans to divest the subsidiary).

New Accounting Standards

Refer to Note 3 to the PSA Consolidated Financial Statements, for information concerning new accounting standards, including IFRS 9 − Financial Instruments, IFRS 15 − Revenue from Contracts with Customers and IFRS 16 Leases, and the impact of the implementation of these standards on the PSA Consolidated Financial Statements.

Research and Development

PSA has focused its R&D on the development of cars that are more environmentally friendly and support PSA’s energy transition initiatives, as well as cars that are intelligent, connected and autonomous. In 2020, as a result of its research and development efforts, PSA filed 1,239 patent applications in France compared to 1,183 applications in 2019 and 1,074 applications in 2018.

As of December 31, 2020, research and development expense, net amounted to €2,446 million, reflecting non-capitalized expenditure of €1,624 million and amortization of capitalized development expenditure of €822 million.

Contractual Obligations and Contingencies

The following table summarizes PSA’s contractual obligations as of December 31, 2020. It shows undiscounted cash flows from financial liabilities and derivative instruments. The amounts presented reflect principal amounts and exclude the related interest expense that will be paid when due, discounts, premia and debt issuance costs. See “—Bonds and Other Borrowings” above. Foreign currency cash flows and variable indexed cash flows have been determined based on market data as of December 31, 2020.

	Payments due by period as of December 31, 2020
(€ million)	Within one year	Between one and three years	Between three and five years	After five years	Total
Bonds—principal repayments
Manufacturing and sales companies—excluding Faurecia	(112)	(886)	(1,513)	(2,839)	(5,350)
Faurecia	—	—	(1,000)	(2,150)	(3,150)
Other long-term debt—principal repayments
Manufacturing and sales companies—excluding Faurecia	(109)	(338)	(348)	—	(795)
Faurecia	(47)	(592)	(503)	(10)	(1,152)
Total bonds and other borrowings
Manufacturing and sales companies—excluding Faurecia	(221)	(1,224)	(1,861)	(2,839)	(6,145)
Faurecia	(47)	(592)	(1,503)	(2,160)	(4,302)
Lease liabilities
Manufacturing and sales companies—excluding Faurecia	(156)	(271)	(162)	(235)	(824)
Faurecia	(182)	(288)	(202)	(304)	(976)
Total derivative instruments	—	—	—	—	—
Non-cancellable lease commitments(1)	(22)	(18)	(17)	(91)	(148)
Capital commitments for the acquisition of non-current assets and other(2)	(1,016)	(233)	(35)	(95)	(1,379)
Pensions(3)	(4)	—	—	—	(4)
Liabilities related to vehicles sold with a buyback commitment(4)	(2,026)	(1,299)	(255)	(1)	(3,581)
Total	(3,674)	(3,925)	(4,035)	(5,725)	(17,359)
_______________________________________________________________________________________________________________________________________
(1) For 2020 and 2019, non-cancellable lease commitments include commitments with respect to leases with variable lease payments, leases with terms of 12 months or less and leases of low-value assets, which are not recognized as lease liabilities under IFRS 16. These leases are entered into in the normal course of business and consist mainly of leases on commercial property and vehicles. The lease terms reflect local practices in each country. For 2018, non-cancellable lease commitments include operating lease commitments accounted for under IAS 17 – Leases. Refer to Note 9.4 to the PSA Consolidated Financial Statements.
(2) Corresponds mainly to commitments to purchase property, plant and equipment and also includes PSA’s commitment towards the Fonds d’Avenir Automobile (FAA—tier 1 and tier 2; “FAA”), two funds set up to support automotive equipment manufacturers. PSA’s total commitment to FAA amounted to €204 million as of December 31, 2020. As of December 31, 2020, PSA had already paid €154.7 million into these two funds.
(3) Includes the annual contribution of PSA to external pension funds. For more details, refer to Note 8.1.C to the PSA Consolidated Financial Statements.
(4) Sales of new vehicles with a buyback commitment are not recognized in revenue at the time of delivery of the vehicle but are accounted for as leases when it is probable that the vehicle will be bought back. Buyback commitments are either unconditional or subject to the customer’s exercise option. The difference between the sale price and the buyback price is recognized as rental revenue on a straight-line basis over the duration of the buyback commitment. Refer to Note 6.1 to the PSA Audited Financial Statements for more details.

Off-Balance Sheet Arrangements

	Years ended December 31,
(€ million)	2020	2019	2018
Capital commitments for the acquisition of non-current assets	€1,379	€1,405	€1,350
Non-cancellable lease commitments	149	301	1,809
Guarantees given	1,308	724	610
Pledged or mortgaged assets	170	177	228
Total	€3,006	€2,607	€3,997

Capital commitments for the acquisition of non-current assets

This item corresponds mainly to commitments to purchase property, plant and equipment. It also includes PSA’s commitment towards the Fonds d’Avenir Automobile (FAA—tier 1 and tier 2), two funds set up to support automotive equipment manufacturers. PSA’s total commitment to FAA amounted to €204 million as of December 31, 2020. As of December 31, 2020, PSA had already paid €154.7 million into these two funds.

Non-cancellable lease commitments

For 2020 and 2019, non-cancellable lease commitments include commitments with respect to leases with variable lease payments, leases with terms of 12 months or less and leases of low-value assets, which are not recognized as lease liabilities under IFRS 16. These leases are entered into in the normal course of business and consist mainly of leases on commercial property and vehicles. The lease terms reflect local practices in each country. For 2018, this includes operating lease commitments accounted for under IAS 17 – Leases. Refer to Note 9.4 to the PSA Consolidated Financial Statements.

Guarantees given

Guarantees given include commitments to purchase R&D services (which relate to commitments given to a third party to purchase R&D services during a certain period of time), orders of marketing or other services, guarantees given on dealers’ residual value risk and commitments to manufacture and deliver vehicles. Guarantees given increased from €724 million in 2019 to €1,308 million in 2020, and in 2020 primarily related to residual value guarantees for certain lease contracts and purchase commitments made by Opel Automobile and Vauxhall Motors Limited, which together amounted to €732 million, and commitments by PSA Automobiles S.A. of €330 million, primarily for commitments to DPCA related to marketing services and commitments to BanNeng Motors for the cost of supplier claims. Refer to Note 13.8 to the PSA Consolidated Financial Statements.

Commitments to manufacture and deliver vehicles relate primarily to commitments of the OV business to manufacture and deliver vehicles to General Motors for 2018 that were put in place prior to, and were transferred to PSA as result of, the OV Acquisition.

Pledged or mortgaged assets

Pledged or mortgaged assets include French government bonds given as collateral for loans from the European Investment Bank. When maturities of French government bonds do not correspond to those of the loans, commitments are covered in cash. Pledged or mortgaged assets decreased from €177 million in 2019 to €170 million in 2020.

Contingent Liabilities

Automotive

The customs agreement governing the automotive industry between Brazil and Argentina provides for the payment of penalties by the Argentinian automotive industry if the average ratio of imports to exports vis-à-vis Brazil exceed a certain threshold over the 2015–2029 period. Penalties may be payable by PSA if the automotive industry as a whole and PSA do not hit the required ratio. No provision has been made with respect to this matter due to the uncertainties surrounding developments in the automotive markets in Argentina and Brazil and the steps that PSA could take between now and 2029.

In addition, as part of its partnership with Toyota Motor Europe, PSA has agreed to cover costs arising from commercial disputes relating to commercial vehicles marketed under the Toyota brand, up to a maximum amount of €205 million over the course of 20.5 years.

Commitment related to the GEFCO Group

In 2012, JSC Russian Railways (RZD) acquired from PSA a 75 percent stake in the GEFCO group. Following this acquisition, PSA entered into certain logistics and transportation service agreements with the GEFCO group pursuant to which PSA gave guarantees regarding the satisfactory performance of the logistics contracts and an exclusivity clause. At December 31, 2020, PSA had not identified any material risks associated with these guarantees.

Quantitative and Qualitative Disclosures about Market Risk

In the course of its business, PSA is exposed to liquidity risks, as well as interest rate, counterparty, currency and other market risks, which arise in the normal course of business from PSA’s operations and its source of finance. PSA’s overall risk management program focuses on the unpredictability of financial markets and commodity prices and seeks to minimize potential adverse effects on its performance. PSA International S.A. (“PSAI”) is primarily responsible for the central management of currency, interest rate and commodity risks under the supervision of the PSA Managing Board. With the exception of certain proprietary transactions involving currency instruments that are subject to very strict exposure limits and have very limited impact on consolidated profit, PSA uses derivative instruments only for purposes of hedging exposures to currency, interest rate and commodity risks.

Liquidity Risk

PSA’s financing and liquidity strategy aims to secure financing for PSA’s business and development projects. The strategy is defined by the PSA Managing Board based on its cash forecasts, financing needs and interest payments, as well as income and expenses. The strategy is submitted to the PSA finance and audit committee and is implemented by the corporate finance and treasury department under the direction of the Chief Financial Officer. PSA’s cash forecasts, financing needs and interest income and expenses, as well as its level of financial security are reviewed at monthly meetings of the treasury and foreign exchange committee.

In order to manage liquidity risk, PSA seeks to rely on the broadest range of funding sources, matching the maturity of its assets to its liabilities. To that end, PSA issues bonds under its EMTN program, uses bank borrowings in France and abroad, sells receivables, arranges lines of credit, and, where necessary, issues convertible bonds. PSA may also raise funds through a capital increase. Under its financing strategy, Faurecia relies on a mix of funding from both financial institutions and capital markets.

BPF’s financing strategy is defined under the direction of the governing bodies of BPF, which include the asset and liability management and risk management committees, and focuses in particular on monitoring and forecasting compliance with regulatory liquidity ratios. BPF’s capital structure and equity ratio comply with the applicable regulatory requirements, reflecting the quality of the bank’s assets. As of December 31, 2020, the bank also had liquidity reserves of €591 million.

Interest Rate Risk

PSA’s interest rate risk management policy is defined by the PSA Managing Board. Hedging decisions are made on a monthly basis by the treasury and foreign exchange committee, which is chaired by PSA’s Chief Financial Officer, and are implemented by PSAI. Cash reserves and short-term financing needs of the manufacturing and sales companies, other than Faurecia, are mainly centralized at the level of GIE PSA Trésorerie, which invests net cash reserves in short-term instruments that are indexed to variable or fixed rates. PSA seeks to hedge its interest rate risk by utilizing financial instruments in order to match its interest rate exposure to its assets and liabilities.

The mid- to long-term gross borrowings of manufacturing and sales companies, other than Faurecia, consist mainly of fixed-rate long-term loans. The proportion of the manufacturing and sales companies’ long-term borrowings, other than Faurecia, at variable rates of interest was less than one percent as of December 31, 2020, based on the principal borrowed.

Faurecia independently manages hedging of interest rate risks on a centralized basis through Faurecia’s finance and treasury department, which reports to its executive committee. Hedging decisions are made on a monthly basis by the market and risk committee and aim to reduce the impact of changes in short-term interest rates on earnings. A significant part of Faurecia’s gross borrowings is at variable rates and Faurecia uses various derivative financing instruments to manage this risk. The hedges entered into by Faurecia comprise mainly euro-denominated interest rate swaps with two- and three-year maturities. Faurecia is the only entity within PSA that holds cash flow hedges of interest rate risks.

BPF’s policy measures interest rate risk in the context of stress scenarios and, if necessary, aims to reduce the impact of changes in interest rates using appropriate financial instruments to match interest rates on the loans and any related refinancings. The implementation of this policy is monitored by the governing bodies of BPF. For more details, refer to Note 13.6.A(2) to the PSA Consolidated Financial Statements.

In order to assess the potential impact of changes in interest rates on financial liabilities, PSA segregates fixed rate financial debt instruments (for which the impact is assessed in terms of fair value) from floating rate financial debt instruments (for which the impact is assessed in terms of profit and loss).

A hypothetical 50 basis points change in interest rates would have resulted in a potential decrease in fair value of fixed rate financial debt instruments and interest rate derivative financial instruments of approximately €216 million held at December 31, 2020 (approximately €188 million at December 31, 2019).

A hypothetical 50 basis points change in short-term interest rates at December 31, 2020, applied to floating rate financial debt instruments, would have resulted in a potential decrease in net profit before taxes, on an annual basis, of approximately €7 million (approximately €6 million at December 31, 2019).

This analysis is based on the assumption there is an increase of 50 basis points across all interest rate financial instruments. The analysis applies a 50 basis points variation in line with PSA’s average interest rate for new debt, which has been significantly below 5 percent since 2016.

Currency Risk

The manufacturing and sales companies manage their foreign exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of fluctuations in exchange rates as soon as foreign currency invoices are booked into PSA’s accounts. The PCD and OV segments’ currency risks are managed centrally, for the most part by PSAI, which is responsible for hedging PSA’s currency risks, under the supervision of executive management. Currency risks are hedged using instruments covered by International Swaps and Derivatives Master (“ISDA”) agreements.

PSA’s currency risks are managed by requiring manufacturing companies to bill sales companies in their local currency (except in rare cases or where this is not allowed under local regulations). Currency risks on these intragroup billings are also hedged using forward foreign exchange contracts. In most cases, foreign currency intragroup loans of companies in the PCD and OV segments are also hedged. In addition, the foreign currency policy includes the hedging of future flows for companies in the PCD and OV segments. As of December 31, 2020, companies in the PCD and OV segments had cash flow hedges on the following currencies: GBP, JPY, PLN and CNY.

BPF’s policy in relation to currency risk is to match liabilities with assets in the same currency, entity-by-entity, using appropriate financial instruments. It uses cross currency swaps, currency swaps and forward exchange contracts. BPF does not hedge its net investment in foreign operations.

PSAI carries out proprietary transactions involving currency instruments. These transactions are subject to very strict exposure limits and are closely monitored. These transactions are the only non-hedging transactions carried out by PSA and have very limited impact on consolidated profit.

Currency risks relating to the commercial transactions of Faurecia’s subsidiaries are managed independently and centrally by Faurecia using forward purchase and sale contracts and options, as well as foreign currency financing. Faurecia manages the hedging of currency risks through its group finance and treasury department. Currency risks on forecasted transactions are hedged on the basis of estimated cash flows determined when budgets are prepared and validated by executive management. Subsidiaries located outside the Eurozone are granted intragroup loans in their functional currency. These loans are refinanced in euro and the related currency risk is hedged by swaps. For more details, refer to Note 13.6.A(4) to the PSA Consolidated Financial Statements.

The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management at December 31, 2020 resulting from a ten percent increase in the year-end exchange rate would have been approximately €32 million (€204 million at December 31, 2019). The decrease in potential loss in fair value from 2019 to 2020 was primarily the result of a decrease in the amounts hedged for certain currencies.

This analysis assumes that a hypothetical, unfavorable ten percent change in exchange rates as at year-end is applied in the measurement of the fair value of derivative financial instruments. It is reasonable to assume that changes in market exchange rates would produce the opposite effect on the underlying transactions that have been hedged.

Commodity Risk

The production costs of the PCD and OV segments and Faurecia are exposed to the risk of changes in certain raw material prices, either as a result of their direct purchases or indirectly through the impact of these changes on their suppliers’ costs. These raw materials include industrial products, such as steel and plastics, for which prices are negotiated directly with vendors and commodities, such as aluminum, copper, lead and precious metals, for which prices are based directly on the prices quoted on the relevant market. The PCD and OV segments’ exposure to commodity risks is tracked jointly by the purchasing department and PSAI, while Faurecia’s risks are managed independently. The PCD and OV segments’ commodity risks are reviewed on a quarterly basis by the metals committee, which is chaired by PSA’s Chief Financial Officer. This committee monitors hedging ratios, hedging gains and losses, reviews each quoted commodity that may have a material impact on PSA’s operating income and sets hedging targets in terms of volumes and prices over periods of up to three years. As of 2019, the OV segment has been fully integrated within the scope of PSA’s hedging transactions.

PSA aims to reduce the impact of pricing volatility in certain metals used in its manufacturing processes. PSA hedges its exposure to both base metals (aluminum, copper and lead) and precious metals (platinum, palladium and rhodium) using derivative contracts.

In connection with the commodity price derivate contracts outstanding at December 31, 2020, a hypothetical ten percent change in the price of the commodities at that date would have caused a fair value loss of €86 million (€91 million at December 31, 2019). It is reasonable to assume that changes in commodity prices would produce the opposite effect on the underlying transactions that have been hedged.

To the extent that Faurecia’s sales contracts with customers do not include any indexation clause based on commodity prices, the risk of an unfavorable change in commodity prices is addressed through a policy of price negotiations with customers and inventory management. Faurecia does not use derivative instruments to hedge its commodity and energy purchases. For more details, refer to Note 13.6.A(5) to the PSA Consolidated Financial Statements.

Counterparty and credit risk

The PCD and OV segments focus on guaranteeing the security of payments for the goods and services delivered to customers. Relations with Peugeot, Citroën, DS and OV dealers are managed within the framework of the BPF sales financing system. Payments from other customers are secured by arrangements with counterparties that are validated by the PSA treasury committee.

For Faurecia, the main counterparties are other leading automakers, whose creditworthiness is tracked customer-by-customer.

BPF’s exposure to credit risk corresponds to the risk of losses due to borrower default or borrower failure to fulfill contractual obligations. The counterparties concerned are Peugeot, Citroën, DS and OV dealers and the dealers’ retail customers. Lending decisions for fleet customers and dealers are based on detailed risk assessments in accordance with rules on lending limits.

Other counterparty risks concern investments and transactions involving currency, interest rate and commodity derivatives. These transactions are carried out solely with leading financial partners approved by the PSA treasury committee. The related counterparty risks are managed through a system of exposure limits by amount and by commitment duration. The limits are determined according to a range of criteria including the results of specific financial analyses by counterparty, the counterparty’s credit rating and the amount of its equity capital.

Available cash is invested either in money market securities issued by approved counterparties, or in mutual funds or deposit accounts. The majority of money market securities in PSA’s portfolio are issued by leading banks and the remainder by non-financial sector issuers. Mutual funds are selected according to guidelines specifying minimum fund credit ratings and maximum maturities of underlying assets. In addition, the amount invested in each fund is capped based on the fund’s total assets under management. Derivatives transactions are governed by standard ISDA or Fédération Bancaire Française  agreements and contracts with the most frequently used counterparties provide for weekly margin calls. For more details, refer to Note 13.6.A(3) to the PSA Consolidated Financial Statements.

Independence Matters Related to the Independent Registered Public Accounting Firm

During certain periods from January 2017 to October 2019, member firms of Ernst & Young Global Limited (“EYG”) in Germany, India, Russia and Spain provided legal or expert services through five engagements to four downstream affiliates of PSA. These engagements were completed prior to the announcement of the merger. The engagement in India involved the provision of legal representation and expert services in relation to a tax court matter. The other four engagements involved legal advisory services, none of which related to advocacy such as representation in a litigation or other dispute. All of these services comply with the auditor independence rules in France, the International Ethics Standards Board for Accountants Code of Ethics and the American Institute of Certified Public Accountants Code of Professional Conduct. However, these services are inconsistent with the auditor independence rules of the SEC and the Public Company Accounting Oversight Board (United States) (“PCAOB”), which will be became applicable for the periods impacted beginning January 1, 2018 upon the consummation of the merger. The services related to matters that did not impact or were not material to the financial statements of PSA. The total fees received by the EYG member firms for these services are not respectively material to PSA, Ernst & Young et Autres  (“EY France”), or the individual EYG member firms that provided the services. The services did not involve EYG member firms making management decisions on behalf of the entities, and no specific audit procedures were performed by EY France or its associated entities related to the results of these services. None of the professionals who provided these services have been or will be members of the EY France audit engagement team for PSA, at a minimum through the 2020 audit.

III CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2020

The consolidated financial statements of Groupe PSA are presented for the years ended December 31, 2020, 2019 and 2018.

CONSOLIDATED STATEMENTS OF INCOME

(in million euros)	Notes	2020	2019 (1)	2018
Continuing operations
Revenue	6.1	60,734	74,731	74,027
Cost of goods and services sold		(49,584)	(59,083)	(59,233)
Selling, general and administrative expenses		(5,019)	(6,472)	(6,623)
Research and development expenses	6.3	(2,446)	(2,852)	(2,482)
Restructuring costs	6.4	(696)	(1,531)	(1,051)
Impairment of CGUs	6.5	(367)	(283)	(299)
Other operating income (expense)	6.6	432	158	61
Operating income (loss)		3,054	4,668	4,400
Financial income		180	192	188
Financial expenses		(497)	(536)	(634)
Net financial income (expense)	13.2	(317)	(344)	(446)
Income (loss) before tax of fully consolidated companies		2,737	4,324	3,954
Current taxes		(644)	(816)	(1,008)
Deferred taxes		16	100	393
Income taxes	15.1	(628)	(716)	(615)
Share in net earnings of equity method investments	12.3	(87)	(24)	(44)
Consolidated profit (loss) from continuing operations		2,022	3,584	3,295
Attributable to Owners of the parent		2,173	3,201	2,827
Attributable to Non controlling interests		(151)	383	468
CONSOLIDATED PROFIT (LOSS) FOR THE PERIOD		2,022	3,584	3,295
Attributable to Owners of the parent		2,173	3,201	2,827
Attributable to Non controlling interests		(151)	383	468

(in euros)
Basic earnings per €1 par value share of continuing operations - attributable to Owners of the parent		2.45	3.58	3.16
Basic earnings per €1 par value share - attributable to Owners of the parent		2.45	3.58	3.16
Diluted earnings per €1 par value share of continuing operations - attributable to Owners of the parent		2.33	3.40	3.01
Diluted earnings per €1 par value share - attributable to Owners of the parent		2.33	3.40	3.01
(1) The effects of IFRS 16 application are described in Note 3.3.

CONSOLIDATED COMPREHENSIVE INCOME

(in million euros)	2020	2019 (1)	2018
Consolidated profit (loss) for the period	2,022	3,584	3,295
Fair value remeasurement to cash flow hedges	105	(56)	16
> of which, reclassified to the income statement	(20)	3	(10)
> of which, recognised in equity during the period	125	(59)	26
Exchange differences on translating foreign operations	(751)	(111)	(187)
Income tax benefit (expense)	(30)	10	-
Amounts to be potentially reclassified to profit or loss	(676)	(157)	(171)
Actuarial gains and losses on defined benefits' pension obligations	(174)	212	334
Income tax benefit (expense)	41	12	(68)
Amounts not to be reclassified to profit or loss	(133)	224	266
Total other amounts of comprehensive income (loss)	(809)	67	95
> of which, companies at equity	(46)	14	(27)
TOTAL CONSOLIDATED COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	1,213	3,651	3,390
> of which, attributable to equity holders of the parent	1,590	3,261	2,933
> of which, attributable to minority interests	(377)	390	457
(1) The effects of IFRS 16 application are described in Note 3.3.

The income and expenses recognized in comprehensive income correspond to all changes in equity resulting from transactions with non-shareholder third parties.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets (in million euros)	Notes	December 31, 2020	31 December 2019 (1)	December 31, 2018
Goodwill	9.1	4,364	4,312	3,608
Intangible assets	9.1	10,658	10,288	9,201
Property, plant and equipment	9.2	16,776	16,922	14,136
Equity method Investments - manufacturing and sales companies	12.2	520	719	1,072
Equity method investments - finance companies	12.2	2,632	2,604	2,372
Other non-current financial assets - manufacturing and sales companies	13.4.A	721	652	684
Other non-current financial assets - finance companies		-	11	28
Other non-current assets	10.1	1,485	1,733	1,669
Deferred tax assets	15.3.A	1,096	1,198	1,036
Total non-current assets		38,252	38,439	33,806
Loans and receivables - finance companies	14.2.A	31	85	179
Short-term investments - finance companies		67	78	79
Inventories	7.1	5,366	6,269	6,710
Trade receivables	7.2	3,147	2,503	1,904
Current taxes	15.3.A	216	221	376
Other receivables	7.3.A	2,789	2,922	2,470
Derivative financial instruments on operating - assets		115	95	110
Operating assets		11,731	12,173	11,828
Current financial assets and Financial investments	13.4.A	627	1,321	892
Cash and cash equivalents - manufacturing and sales companies	13.4.B	22,303	17,379	14,961
Cash and cash equivalents - finance companies	14.2.C	590	454	465
Total current assets		35,251	31,327	28,146
Assets held for sale		7	-	-
TOTAL ASSETS		73,510	69,766	61,952
(1) The effects of IFRS 16 application are described in Note 3.3.

Equity and liabilities (in million euros)	Notes	December 31, 2020	31 December 2019 (1)	December 31, 2018
Equity	16
Share capital	16.1.B	895	905	905
Treasury shares	16.1.C	(183)	(240)	(270)
Retained earnings and other accumulated equity, excluding non controlling interests	16.1.D	20,582	18,409	16,450
Non controlling interests		2,580	2,727	2,509
Total equity		23,874	21,801	19,594
Non-current financial liabilities	13.5	11,083	8,917	5,257
Other non-current liabilities	10.2	5,361	5,173	4,926
Non-current provisions	11	1,578	1,345	1,392
Deferred tax liabilities	15.3.A	801	830	781
Total non-current liabilities		18,823	16,265	12,356
Financing liabilities - finance companies	14.3	236	272	327
Current provisions	11	3,808	4,941	5,065
Trade payables		15,166	14,505	13,551
Current taxes	15.3.A	440	469	525
Other payables	7.3.B	8,712	8,869	8,293
Derivative financial instruments on operating - liabilities		42	124	59
Operating liabilities		28,404	29,180	27,820
Current financial liabilities	13.5	2,409	2,520	2,182
Total current liabilities		30,813	31,700	30,002
Liabilities held for sale		-	-	-
TOTAL EQUITY AND LIABILITIES		73,510	69,766	61,952
(1) The effects of IFRS 16 application are described in Note 3.3.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million euros)	Notes	2020	2019 (1)	2018
Consolidated profit (loss) from continuing operations		2,022	3,584	3,295
Adjustments for non-cash items:
> depreciation, amortisation and impairment	17.2	4,058	3,717	2,995
> provisions		(777)	(97)	304
> changes in deferred and current taxes		6	(139)	(142)
> (gains) losses on disposals and other		(727)	(190)	(651)
Net financial expenses (income)	13.2	317	344	446
Dividends received from, net of share in net result of, equity method investments		393	274	189
Fair value remeasurement of cash flow hedges		113	30	72
Change in carrying amount of leased vehicles		(111)	50	226
Funds from operations		5,294	7,573	6,734
Changes in working capital	7.4.A	908	1,132	1,661
Net cash from (used in) operating activities of continuing operations (2)		6,202	8,705	8,395
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies		359	51	38
Acquisitions of consolidated subsidiaries and equity method investments		(528)	(1,293)	(713)
Proceeds from disposals of property, plant and equipment and of intangible assets		232	298	509
Investments in property, plant and equipment	9.2.B	(1,850)	(2,765)	(2,510)
Investments in intangible assets	9.1.B	(1,986)	(2,146)	(2,061)
Change in amounts payable on fixed assets		(265)	(160)	(198)
Other		106	43	196
Net cash from (used in) investing activities of continuing operations		(3,932)	(5,972)	(4,739)
Dividends paid:
> to Peugeot S.A. shareholders		-	(697)	(474)
> to minority shareholders of subsidiaries		(37)	(133)	(143)
Proceeds from issuance of shares		5	4	27
(Purchases) sales of treasury shares		(162)	(29)	(48)
Changes in other financial assets and liabilities	17.4	3,464	923	631
Disposal of consolidated subsidiaries without loss of control(3)	17.4	308	-	-
Payment of lease liabilities		(381)	(377)	-
Net cash from (used in) financing activities of continuing operations		3,197	(309)	(7)
Net cash from the transferred assets and liabilities of operations held for sale		-	-	-
Impact of hyperinflation		146	(28)	22
Effect of changes in exchange rates		(543)	7	(66)
Increase (decrease) in cash from continuing operations and held for sale		5,070	2,403	3,605
Net cash and cash equivalents at beginning of period		17,805	15,402	11,797
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	17.1	22,875	17,805	15,402
(1) The effects of IFRS 16 application are described in Note 3.3.
(2) Including an impact of tax paid of €387 million (€854 million in 2019 and €816 million in 2018).
(3) Concerns the sale by Groupe PSA of 7% of Faurecia's outstanding share capital in 2020.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Revaluations - excluding non controlling interests
(in million euros)	Share capital	Treasury stock	Retained earnings excluding revaluations	Cash flow hedges	Remeasure- ment of the fair value of financial assets	Actuarial gains and losses on pension obligations	Effect of changes in exchange rates	Equity - Attributable to Owners of the parent	Non controlling interests	Total equity
At January 1, 2018 (1)	905	(270)	14,417	28	-	(111)	(368)	14,601	2,144	16,745
Comprehensive income	-	-	2,827	9	-	257	(160)	2,933	457	3,390
Measurement of stock options and performance	-	-	38	-	-	-	-	38	11	49
Dividends linked to equity warrants granted to General Motors	-	-	(12)	-	-	-	-	(12)	-	(12)
Effect of changes in scope of consolidation and other	-	-	21	-	-	-	-	21	46	67
Issuance of shares	-	-	-	-	-	-	-	-	25	25
Treasury shares	-	-	(22)	-	-	-	-	(22)	(25)	(47)
Dividends paid by Peugeot S.A.	-	-	(474)	-	-	-	-	(474)	-	(474)
Dividends paid by other Group companies	-	-	-	-	-	-	-	-	(149)	(149)
At December 31, 2018	905	(270)	16,795	37	-	146	(528)	17,085	2,509	19,594
1st implementation of IFRS 16	-	-	2	-	-	-	-	2	-	2
At January 1, 2019 restated (2)	905	(270)	16,797	37	-	146	(528)	17,087	2,509	19,596
Comprehensive income	-	-	3,201	(38)	-	231	(133)	3,261	390	3,651
Impact of hyperinflation	-	-	136	-	-	-	-	136	4	140
Measurement of performance share grants	-	-	44	-	-	-	-	44	8	52
Dividends linked to equity warrants granted to General Motors	-	-	(35)	-	-	-	-	(35)	-	(35)
Dongfeng commitment	-	-	(684)	-	-	-	-	(684)	-	(684)
Effect of changes in scope of consolidation and other	-	5	(33)	-	-	-	-	(28)	(37)	(65)
Treasury shares delivered to employees	-	23	(23)	-	-	-	-	-	-	-
Treasury shares	-	2	(12)	-	-	-	-	(10)	(14)	(24)
Dividends paid by Peugeot S.A.	-	-	(697)	-	-	-	-	(697)	-	(697)
Dividends paid by other Group companies	-	-	-	-	-	-	-	-	(133)	(133)
At December 31, 2019	905	(240)	18,694	(1)	-	377	(661)	19,074	2,727	21,801
Comprehensive income	-	-	2,173	75	-	(106)	(552)	1,590	(377)	1,213
Impact of hyperinflation	-	-	76	-	-	-	-	76	5	81
Measurement of performance share grants	-	-	41	-	-	-	-	41	10	51
Termination of Dongfeng repurchase agreement	-	-	446	-	-	-	-	446	-	446
Repurchase of treasury shares	(10)	-	10	-	-	-	-	-	-	-
Put option on minority interests	-	-	6	-	-	-	-	6	-	6
Effect of changes in scope of consolidation and other	-	-	16	-	-	-	-	16	(13)	3
Treasury shares delivered to employees	-	56	(56)	-	-	-	-	-	-	-
Treasury shares	-	1	-	-	-	-	-	1	3	4
Proceeds from the sale of 7% of Faurecia share capital	-	-	44	-	-	-	-	44	262	306
Dividends paid by Peugeot S.A.	-	-	-	-	-	-	-	-	-	-
Dividends paid by other Group companies	-	-	-	-	-	-	-	-	(37)	(37)
At December 31, 2020	895	(183)	21,450	74	-	271	(1,213)	21,294	2,580	23,874
(1) Financial statements restated due to the first application of IFRS 9 and IFRS 15.
(2) Financial statements restated due to the first application of IFRS 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2020

Preliminary note

The generic name Groupe PSA refers to the Group of companies of which Peugeot S.A. was the parent as of December 31, 2020.

The consolidated financial statements for 2020 including explanatory notes were authorized for issue by the Board of Directors of Stellantis N.V. on March 2,  2021; Stellantis N.V. is the surviving legal entity after the merger of Fiat Chrysler Automobiles N.V. (FCA) and Groupe PSA (PSA) (see note 2).

NOTE 1 - SIGNIFICANT EVENT

Impact of Covid-19 pandemic on Groupe PSA’s activity

The Covid-19 pandemic and the actions taken in response to it have caused a sharp decrease in the demand for cars in Europe, disruptions in Groupe PSA’s manufacturing operations, lower capacity utilization and shutdowns at nearly all of Groupe PSA’s facilities for various periods in 2020 (see note 3.6 Use of estimates and assumptions).

Change in scope of consolidation

During 2020, Groupe PSA made no significant acquisition or disposal, except the acquisition of control of SAS by Faurecia (see note 4), and the disposal of its investment in CAPSA in May 2020 (see note 12).

In August 2020, Groupe PSA and Saft Groupe S.A., a subsidiary of Total SE, established the Automotive Cells Company (ACC), a joint venture, which focuses on the development and manufacture of high-performance batteries for the automotive industry.
The new entity is included in the consolidated financial statements using the equity method (see note 12).

NOTE 2 - SUBSEQUENT EVENTS

The following events occurred between December 31, 2020, the closing date, and March 2, 2021, the date of authorization for issue of Groupe PSA’s consolidated financial statements for the year ended December 31, 2020 by the Board of Directors of Stellantis N.V.

Merger of Groupe PSA and FCA

Timeline of the merger and business combination date

On December 17, 2019, FCA and Groupe PSA entered into a combination agreement providing for the combination of FCA and PSA through a cross-border merger, with FCA as the surviving legal entity in the merger ("Stellantis").

On September 14, 2020, FCA and PSA agreed to amend the combination agreement. According to the combination agreement amendment, the FCA Extraordinary Dividend, to be paid to former FCA shareholders was reduced to €2.9 billion, with PSA’s 46 percent stake in Faurecia S.E. ("Faurecia") planned to be distributed to all Stellantis shareholders promptly after closing following approval of the Stellantis board and shareholders.

On January 4, 2021, PSA and FCA held their respective extraordinary general shareholder meetings in order to, among other matters, approve the merger transaction. The respective shareholder meetings approved the merger. Following the respective shareholder approvals and receipt of the final regulatory clearances, FCA and PSA completed the legal merger. The conditions agreed to as part of the regulatory clearance do not have a material impact on the cash flows or financial positions for PSA.

On January 17, 2021, the combined company was renamed Stellantis, the board of directors was appointed and the Stellantis articles of association became effective.  On this date, the Stellantis management and board of directors collectively obtained the power and the ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, January 17, 2021 is the acquisition date for the business combination.

On January 29, 2021, the approximately €2.9 billion extraordinary dividend was paid to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021.

The closing of the merger did not impact the PSA loan agreements and ongoing cooperation agreements except for certain financial loans for which waivers have been obtained from lenders or which have been repaid by PSA (see note 13.6).  A large portion of PSA’s French tax losses are expected to be preserved following the merger with FCA, subject to a ruling from the French tax authorities, which has not been granted yet (see note 15.3).

Identification of the accounting acquirer

In 2021, the merger will be accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, FCA and PSA’s management determined that PSA is the acquirer for accounting purposes and as such, the merger will be accounted for as a reverse acquisition. In identifying PSA as the acquiring entity, notwithstanding that the merger was effected through an issuance of FCA shares, the most significant indicators were (i) the composition of the combined group’s board, which is composed of eleven directors, six of whom are to be nominated by PSA, PSA shareholders or PSA employees, or are current PSA executives, (ii) the combined group’s first CEO, who is vested with the full authority to individually represent the combined group, and was the  president of the PSA Managing Board prior to the merger, and (iii) the payment of a premium by pre-merger shareholders of PSA.

Computation of the consideration transferred

 PSA shareholders received 1.742 FCA common shares for each PSA ordinary share held immediately prior to the merger as consideration in connection with the merger, which represented 1,545,220,196 shares. However, as required by IFRS 3, the consideration transferred is calculated as if PSA, as the accounting acquirer, issued shares to the shareholders of the accounting acquiree, FCA. The value of the consideration transferred has been measured based on the closing price of PSA’s shares of €21.85 per share on January 15, 2021, which was the final share price of PSA prior to the acquisition date. The number of PSA shares that PSA is deemed to issue to FCA shareholders under reverse acquisition accounting provides the former FCA shareholders with the same ownership in the combined group as obtained in the merger. Based on the number of shares of FCA and PSA that are issued and outstanding as of January 16, 2021, the respective percentages of ownership of PSA and the former FCA shareholders are as follows:

	Number of shares issued and outstanding as of January 16, 2021	Exchange Ratio	Adjusted number of shares on completion (i.e. Stellantis shares)		Exchange Ratio	Deemed number of shares for consideration transferred calculation
	(a)	(b)	(c) = (a) * (b)	(d)		(e) = (c) / (d)
PSA	887,038,000 (1)	1.742	1,545,220,196	49.53%	1.742	887,038,000	49.53%
FCA	1,574,714,499 (2)	1	1,574,714,499	50.47%	1.742	903,969,288	50.47%
Total			3,119,934,695			1,791,007,288
_______________________________________________________________________________________________________________________________________
(1) Number of shares as of January 16, 2021, net of 7,790,213 treasury shares.
(2) The number of shares as of January 16, 2021 includes 7,195,225 shares that vested during 2020 in connection with FCA’s Equity Incentive Plan

In addition to the above, in line with the guidance in IFRS 2 - Share-based payment and IFRS 3 – Business combinations, included within consideration transferred is a portion of the fair value of the share-based awards to former FCA employees. As a result of the merger, each outstanding FCA Performance Share Units ("PSU") award and each outstanding FCA Restricted Share Units ("RSU") award has been replaced by Stellantis RSU awards, which will continue to be governed by the same terms and conditions, including service based vesting terms. Both the FCA PSU Adjusted EBIT and PSU TSR awards were deemed to be satisfied at target upon conversion to Stellantis RSU awards. The portion of the fair value of the share-based payment awards that is included in the consideration transferred has been determined by multiplying the fair value of the original FCA awards as of January 16, 2021 by the portion of the requisite service period that elapsed prior to the merger divided by the total service period.

The computation of the consideration transferred under reverse acquisition accounting is summarized as follows:

Number of shares of PSA deemed to be issued to FCA shareholders under reverse acquisition accounting	Number of shares	903,969,288
Market price of PSA share as of January 15, 2021	€	€21.85
Fair value of common shares deemed to be issued to FCA shareholders as of January 15, 2021	€ million	€19,752
Additional consideration for Share-based compensation	€ million	€85
Consideration transferred	€ million	€19,837

Purchase Accounting

The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13 - Fair Value Measurement ("IFRS 13") and requires, among other things, most of the assets acquired and the liabilities assumed in a business combination to be recognized by the acquirer at their fair values as of the acquisition date. As a result, the acquisition method of accounting will be applied and the assets and liabilities of FCA will be recorded at their respective fair values, with limited exceptions as permitted by IFRS 3. Any excess of the consideration transferred over the fair value of FCA’s assets acquired and liabilities assumed will be recorded as goodwill. PSA’s assets and liabilities together with PSA’s operations will continue to be recorded at their pre-merger historical carrying values for all periods presented in the consolidated financial statements of Stellantis. Following the completion of the merger, the earnings of the combined group will reflect the impacts of purchase accounting adjustments, including any changes in amortization and depreciation expense for acquired assets.

The purchase price allocation process is still at a preliminary stage due to the proximity of the acquisition date to the date of the issuance of the financial statements, and as such, certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for these measurements to be made. The fair values, with limited exceptions as provided under IFRS 3, assigned to the assets acquired and liabilities assumed will be finalized during the one year measurement period provided for by IFRS 3.

Faurecia distribution

Following agreement between FCA and PSA, PSA announced on October 29, 2020 the sale of approximately 9.7 million ordinary shares of Faurecia, representing approximately 7% of Faurecia’s outstanding share capital, with proceeds of approximately €308 million. This sale was recorded as an equity transaction (see Consolidated Statements of Changes in Equity). According to the combination agreement amendment, PSA’s 39.34% stake in Faurecia as well as the proceeds from the 7% sale are intended to be distributed to all Stellantis shareholders promptly after the closing of the merger. At December 31, 2020, Faurecia continues to be consolidated within continuing operations of PSA’s consolidated financial statements as PSA concluded that Faurecia was not readily available for distribution until the merger was approved by PSA and FCA shareholders.

On January 12, 2021, PSA (i) converted the manner in which it holds its remaining Faurecia ordinary shares resulting in the loss of the double voting rights attached to such Faurecia ordinary shares and (ii) caused its representatives on the board of directors of Faurecia to resign effective January 11, 2021.  As a result of its loss of control over Faurecia on January 12, 2021, PSA will discontinue the consolidation of Faurecia, will recognize a gain of approximately €0.5 billion before tax and Faurecia will be reported retrospectively as a discontinued operation in 2021 until Faurecia is distributed by Stellantis. The remaining 39.34% investment in Faurecia will be accounted for as an investment in a non-consolidated entity measured at fair value under IFRS 9.  Faurecia’s contribution in PSA financial statements is presented in note 5 – Segment reporting.

On January 25, 2021, the extraordinary general meeting of shareholders ("EGM") was convened, in order to approve the distribution by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia and up to €308 million which are the proceeds received by PSA from the sale of ordinary shares of Faurecia in November 2020.  The EGM will be held on March 8, 2021.

NOTE 3 - ACCOUNTING POLICIES

3.1. ACCOUNTING STANDARDS APPLIED

Groupe PSA's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) on December 31, 2020. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

International Financial Reporting Standards include IFRSs and IASs (International Accounting Standards) and the related interpretations as prepared by the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC).

New standards and amendments

In 2020, the main new IFRS standards applicable to Groupe PSA were as follows:

-	Amendments to IFRS 3 Definition of a Business
-	Amendments to IAS 1 and IAS 8 Disclosure Initiative – Definition of Material
-	Amendments to IFRS 9 , IAS 39 and IFRS 7 Interest rate benchmark reform and its effects on Financial Reporting (Phase 1)
-	Amendment to IFRS 16 Covid-19-Related Rent Concessions
-	Amendments to References to the Conceptual Framework in IFRS Standards

These amendments had no significant impact on Groupe PSA’s financial statements for the financial year 2020.

New standards and amendments not yet effective

The following new IFRS standards, amendments or IFRIC interpretations are mandatory for the periods beginning on or after January 1, 2021 (and have not been applied early), endorsed by the EU and are expected to have no significant impact from  January 1, 2021:

-	Amendments to IFRS 4 Extension of the Temporary Exemption from Applying IFRS 9 is effective in 2021
-	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 related to Interest Rate Benchmark Reform (phase 2) are effective in 2021

The main following new IFRS standards, amendments or IFRIC interpretations are mandatory for the periods beginning on or after January 1, 2021 (and have not been applied early), and not yet endorsed by the EU:

-	IFRS 17 Insurance contracts will become effective in 2023 as issued by the IASB, in place of the current IFRS 4 standard
-	Amendments to IAS 37 Onerous contracts – Cost of fulfilling a contract will become effective in 2022, expected to have no significant impact
-	Amendment to IAS 1 Classification of Liabilities as Current or Non-current will become effective in 2023, expected to have no significant impact
-	Amendment to IAS 1 Disclosure of Accounting Policies will become effective in 2023, expected to have no significant impact
-	Amendment to IAS 8 Definition of Accounting Estimates will become effective in 2023, expected to have no significant impact
-	Annual improvements, expected to have no significant impact

IFRS 17 Insurance contracts

This new accounting standard bases the valuation of insurance contracts on a prospective assessment of insurers' commitments. Such an approach implies an increased use of complex models, fed by numerous hypotheses, and could require significant changes to existing models, tools and processes. Groupe PSA is currently assessing the impact on Banque PSA Finance.

3.2. FIRST APPLICATION IMPACT OF IFRS 16 – ACCOUNTING PRINCIPLES

Groupe PSA applied IFRS 16 – Leases at January 1, 2019 (mandatory application date). This standard replaced IAS 17 and the IFRIC 4, SIC 15 and SIC 27 interpretations.

For the lessees, recognition is based on a single model, resulting from the elimination of the distinction between operating leases and finance leases.

IFRS 16 stipulates the recognition of any leases on the statement of financial position of the lessees, with the recognition of an asset (representing the right-of-use of the leased asset for the term of the lease) and of a debt (for the obligation to pay rent).

For the lessors, the current distinction between operating leases and finance leases remains, with a mode of recognition that is essentially unchanged.

The assumptions used by Groupe PSA from among the transition and permanent recognition options provided by IFRS 16 are the following:

●	Transition measures:
o	Use of the modified retrospective approach. No restatement of the comparative periods.
o	The identical classification of asset and liability balances for finance leases identified under IAS 17 in right-of-use assets and lease liabilities as authorized by the standard;
o
The lease liability is assessed at the present value of the rental payments remaining due. Groupe PSA makes use of knowledge acquired after the fact, for example, to determine the term of a lease that contains renewal or termination options;

o
The right-of-use as at the transition date is equal to the liability of the lease, adjusted for the amount of the rent payments paid in advance or to be paid. The initial direct costs are included in the valuation of the right-of-use on the transition date;

o	Exemption of leases whose remaining term was less than 12 months at January 1, 2019, and the low-value leases held by the Groupe PSA;
o	The discount rate applied on the transition date corresponds to the incremental borrowing rate determined on the remaining term of the leases for the entire Groupe PSA.
o	The group opted to record deferred taxes for the net amount of temporary differences resulting from the 1st application of IFRS 16.

●     Permanent recognition:
o	Exemption of new short-term leases (term of less than 12 months including economic incentive renewal periods) and low-value leases;
o
The lease term corresponds to the non-cancellable period of each lease, to which should be added any renewal option that Groupe PSA is reasonably certain to carry out, and any option of termination that the Group is reasonably certain to not carry out. Specifically, in the case of commercial leases in France (3-6-9 years), the Group used a maximum term of 9 years, in accordance with the opinion of the ANC (Autorité des Normes Comptables). However, the IFRS Interpretation Committee decided on November 26 2019 that as long as either the lessor or the lessee has an economic incentive not to terminate the lease such that it would incur a penalty on termination that is more than insignificant, the contract is enforceable beyond the date on which the contract can be terminated. This decision had no impact on the group’s financial statements.

o
The discount rate corresponds to the incremental borrowing rate determined on the lease term of the leases for the entire Groupe PSA; this rate is defined according to the duration of the contract in order to take into account the payment profiles. The incremental borrowing rate is a default rate, to be used only if the interest rate implicit in the contract cannot be easily determined.

On the date of their entry into force, which corresponds to the date on which the leased asset is made available to the lessee, the leases, as defined by IFRS – 16 Leases are recognized:
o
As fixed assets (right-of-use) for the amount of the debt of the rent payments (determined above), increased by advance payments made to the lessor, initial direct costs incurred, less any lease incentives received, as well as an estimation of the costs of decommissioning or of refurbishing the leased asset according to  the terms of the lease, if applicable; and

o	As financial liabilities for the amount of rent payments over the term of the lease as determined above, discounted at the rate determined above.
These fixed assets are amortized on a straight-line basis, either for the term of the lease, or for their useful life, if it is less than the term of the lease or if the lease transfers ownership of the asset to the lessee, or if there is a purchase option that is reasonably certain to be exercised.

In the consolidated statements of cash flows, the payments of lease liabilities are reported in the cash flows from financing activities, pursuant to IFRS 16 leases.

3.3. IMPACT OF THE FIRST-TIME APPLICATION OF IFRS 16 – IMPACT ON THE 2019 CONSOLIDATED FINANCIAL STATEMENTS

A. Consolidated statements of income

The impact of the first-time application of IFRS 16 on the consolidated statement of income of the year 2019 concerns:
●
The operating income with a positive net impact of €16 million, stemming from the positive effect of the non-recognition of the lease expense for €348 million combined with the negative impact of €332 million for the amortization expense of the related rights of use.

●	The net financial income (expense) for a negative impact of €62 million.

B. Consolidated statement of financial position

The impact of the first-time application of IFRS 16 on the consolidated statement of financial position at January 1, 2019 concerns:
●	For the assets,
o	the rights of use listed in tangible assets for an amount of €1,507 million,
o	the pre-paid expenses in the Other receivables for a negative amount of €7 million.
●	For the liabilities,
o	the lease liabilities reported under:
◾	the non-current financial liabilities for an amount of €1,193 million,
◾	the current financial liabilities for an amount of €305 million.

C. Consolidated statement of cash flows

The impact of the first-time application of IFRS 16 on the consolidated statement of cash flows for 2019 concerns:
●	The net cash from (used in) operating activities of continuing operations for a positive amount of €377 million;
●	The net cash from (used in) financing activities of continuing operations (payment of lease liabilities) for a negative amount of €377 million.

D. Reconciliation of the debts on lease obligations and off-balance sheet commitments as at January 1, 2019

(in million euros)	At January 1, 2019
Non-cancellable lease commitments	1,809
Exemptions (less than twelve months and low-value)	(40)
Term	(28)
Discount rate	(221)
Others	(22)
LEASE LIABILITIES	1,498

3.4. FIRST APPLICATION OF IFRS 15 AND IFRS 9 IN 2018 – ACCOUNTING PRINCIPLES

Groupe PSA applied IFRS 15 retrospectively.
For IFRS 9, Groupe PSA had decided to apply the three phases:
●
on a prospective basis for phases 1 and 2, with the cumulative impact of the transition recorded through the adjustment of the opening consolidated equity balance at January 1, 2018, and without restatement of the comparative period, as authorized by the applicable standard;

●	on a prospective basis effective January 1, 2018 for phase 3.

The applicable accounting principles for 2018 applying IFRS 15 and IFRS 9 are described in the following Notes:
●	6.1.A – Revenue;
●	7.2 – Trade receivables;
●	11 – Current and non-current provisions;
●	13.6.B – Hedging instruments (manufacturing and sales companies);
●	13.7 – Financial instruments (manufacturing and sales companies); and
●	14.1 – Financing and financial instruments – Finance companies.

3.5. IMPACT OF HYPERINFLATION IN ARGENTINA - APPLICATION OF IAS 21 AND IAS 29

Cumulative inflation over three years in Argentina exceeded the 100% threshold at July 1, 2018, resulting in the retroactive application of IAS 29 at January 1, 2018. This consists in the revaluation of non-monetary assets and liabilities (property, plant and equipment, intangible assets, inventories and equity) by taking into account inflation since their recognition in the consolidated statement of financial position. The offset of this revaluation at January 1, 2018 was recognized in equity.  The revaluations for the 2018 financial year are presented under "other financial income / expenses". The various lines of the statement of income for the financial year are revalued to take into account inflation since the completion of each transaction. The offset is presented under "other financial income / expenses". Cash flows are also revalued according to the same principles. The offset is presented in a specific line of the statement of cash flows "impact of hyperinflation".

In application of IAS 21 - The effects of changes in foreign exchange rates, the statement of income and the cash flows are converted at the closing rate.

The main effects of the application of hyperinflation accounting were in 2018:
●	(€114) million in revenue;
●	(€96) million on adjusted operating income (loss);
●	€79 million in net financial income (expense); and
●	(€19) million in net profit or loss.

3.6. USE OF ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions in order to determine the reported amounts of certain assets, liabilities, income and expense items, as well as certain amounts disclosed in the explanatory notes to the financial statements relating to contingent assets and liabilities.

The estimates and assumptions used are those deemed by management to be the most pertinent and accurate in view of Groupe PSA’s circumstances and past experience.

Given the uncertainty inherent in any projections, actual results may differ from initial estimates.

For the preparation of the 2020 consolidated annual financial statements, Groupe PSA has considered the specific impact on Groupe PSA’s financial statements of the Covid-19 pandemic. Specifically, management considered the impacts associated with the following:

●
The recoverable amount of goodwill, intangible assets and property, plant and equipment through an impairment test, with the Covid-19 pandemic as a trigger, (see Note 9.3), as well as the recoverable amount of investments in companies accounted for under the equity method (see Note 12.3);

●	Recognition of development expenditures as assets (see Note 6.3);
●	Provisions (particularly restructuring provisions, pensions, warranty provisions for new cars as well as claims and litigation) (see Note 6.4, Note 8.1 and Note 11);
●	Sales incentives (see Note 6.1.A.(1).(a));
●	Residual values of vehicles sold with buyback commitment (see Note 9.2.D and Note 10.2); and
●	Deferred tax assets (see Note 15).

NOTE 4 - SCOPE OF CONSOLIDATION

4.1. ACCOUNTING POLICIES

A. Consolidation policies
(1) Consolidation methods

The generic name Groupe PSA refers to the Group of companies of which Peugeot S.A. was the parent prior to the completion of the merger with FCA in 2021.

The financial statements of Peugeot S.A. and companies over which Peugeot S.A. directly or indirectly exercises exclusive control are fully consolidated.

Companies over which Peugeot S.A. directly or indirectly exercises a significant influence are included in the consolidated financial statements using the equity method.

Under IFRS 11, with respect to its interests in joint operations, the Group recognizes its assets and its share of the assets held jointly, its liabilities and its share of the liabilities incurred jointly, its revenues and expenses arising from its transactions with the joint operations including its share of the revenue and expenses of the joint operations incurred jointly. Joint arrangements that qualify as joint ventures because the parties have rights to the net assets of the arrangement are accounted for using the equity method.

The securities of companies fulfilling the consolidation criteria and which are not consolidated for materiality or feasibility reasons would not have had a significant impact on the consolidated financial statements as a whole. These securities are registered as equity securities in accordance with the general principles described in Note 13.7.

All significant intragroup transactions and internal margins are eliminated in consolidation.

Groupe PSA attributes the profit or loss of a subsidiary between the parent and minority interests based on their respective ownership interests. As a result, if there is no agreement committing the parent to absorbing the losses of the subsidiary, minority interests may be negative.

(2) Changes in scope of consolidation resulting in exclusive control

Business combinations occurring after January 1, 2010 are accounted for using the acquisition method, in accordance with IFRS 3  – Business Combinations.

The identifiable assets acquired and liabilities and contingent liabilities assumed are measured at acquisition-date fair value, provided that they meet the accounting criteria of IFRS 3 (Revised). The residual goodwill represents anticipated post-acquisition cash flows due to synergies in addition to the assets and liabilities recognized on initial consolidation. Acquisition-related costs are recognized as expenses in the period in which the costs are incurred.

In the event of a price adjustment in the 12 months following the acquisition date, the provisional initial assessment is adjusted against goodwill. Any subsequent adjustment is recognized as debt or credit against profit or loss of the Group.

In accordance with IAS 36 – Impairment of Assets, goodwill is not amortized but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired (see Note 9.3).

(3) Goodwill on equity method investments

Goodwill attributable to acquisitions of equity method investments is the excess of the cost of shares, including directly attributable acquisition costs, over Groupe PSA’s equity in the acquisition-date fair value of the identifiable assets and liabilities acquired. It is included in “Equity method Investments” and tested for impairment at the level of the equity method investments concerned.

(4) Other changes in scope of consolidation

Any change in ownership interests resulting in the loss of control of an entity is recognized in “other operating income (loss)” as a disposal of the whole entity immediately followed by an investment in the remaining interest

Changes in ownership interests that do not result in a loss of control of the subsidiary are accounted for as equity transactions (transactions with owners in their capacity as owners) and therefore lead to equity, including transaction costs, being reallocated between the parent and the minority interests.

B. Conversion methods

(1) Translation of the financial statements of foreign subsidiaries

(a) Standard method

The parent’s functional currency is the euro (€), which is also the presentation currency of Groupe PSA’s consolidated financial statements. The functional currency of most foreign subsidiaries is their local currency, corresponding to the currency in which the majority of their transactions are denominated.  The statements of financial position of these subsidiaries are translated at the year–end exchange rate and their income statements are translated on a monthly basis at the average exchange rate for each month. Gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded in equity under "Translation reserve". Goodwill arising on the acquisition of subsidiaries is accounted for in the functional currency of the underlying business.

(b) Specific method

Certain subsidiaries outside the euro zone carry out most of their transactions in euros or US dollars, which is accordingly recognized as their functional currency, rather than their local currency. Non-monetary items in these subsidiaries' accounts are translated at the historical exchange rate and monetary items at the year–end exchange rate. The resulting translation gains and losses are recognized directly in profit or loss.
Groupe PSA does not operate in hyperinflationary countries within the meaning of IAS 21 – The Effects of Changes in Foreign Exchange Rates, except Argentina.

(2) Translation of transactions in foreign currencies

In compliance with IAS 21, transactions in foreign currencies are translated into the subsidiary's functional currency at the exchange rate on the transaction date.

At each statement of financial position date, monetary items are translated at the closing rate and the resulting translation adjustment is recognized in profit or loss, as follows:

●	in operating income, for commercial transactions carried out by all Groupe PSA companies and for financing transactions carried out by the Banque PSA Finance group;
●	in interest income or finance costs for financial transactions carried out by the manufacturing and sales companies.

4.2. COMPOSITION OF THE GROUP

Groupe PSA consists of the Peugeot S.A. holding company, listed on Euronext Paris, and its affiliates consolidated in accordance with Note 4.1.

	December 31, 2020	December 31, 2019	December 31, 2018
Fully consolidated companies
Manufacturing and sales companies	367	350	325
Finance companies	14	17	18
	381	367	343
Joint operations
Manufacturing and sales companies	2	3	3
Companies at equity
Manufacturing and sales companies	44	42	38
Finance companies	46	44	43
	90	86	81
CONSOLIDATED COMPANIES	473	456	427

Business combinations: Acquisition of SAS by Faurecia in 2020

Following approval from the appropriate regulatory bodies, Faurecia, through its subsidiary Faurecia Automotive GmbH, has acquired the remaining 50% of SAS from Continental on January 30, 2020, following the initial announcement of the transaction on October 14, 2019.

SAS is a key player in complex interior module assembly and logistics with sales of around €740 million in 2019 and employing around 4,490 people. This acquisition reinforces Faurecia’s Cockpit of the Future strategy and its systems integration offer which now covers all interior modules as well as functionalities such as lighting and thermal management. It also strengthens Faurecia’s Just in Time plant network with 20 facilities in Europe, North and South America and China. SAS has an order book showing strong growth potential, and sales growth will be further accelerated through regional and customer diversification particularly in China.

The one-year period during which the amounts of assets acquired and liabilities assumed and the related goodwill may be amended has ended on January 31, 2021.

As of December 31, 2020, out of the initial purchase price of €496.3 million (including the revaluation of the 50% share previously held), €285.2 million has been allocated to the net assets acquired, specifically to customer relationships for €230.0 million, and €211.0 million to the goodwill.

SAS accounts have been included in the consolidated financial statements since February 1, 2020. SAS total contribution to Faurecia’s consolidated revenue and operating income (before depreciation of acquired intangible assets) was respectively €600.8 million and €33.8 million for the year 2020.

Business combinations: Acquisition of Clarion by Faurecia in 2019

Faurecia, through its subsidiary Hennape Six SAS, had acquired 100% of the shares of Clarion Electronics, listed on the Tokyo Stock Exchange, through a tender offer that closed on February 28, 2019, followed by a squeeze out closed on March 28, 2019.

This acquisition was financed through the issuance by Faurecia SE in December 2018 of a €700 million Schuldscheindarlehen and a €500 million bridge loan. Faurecia SE successfully issued on March 27, 2019 €500 million of senior notes due 2026 at 3.125% to refinance the bridge loan.

Faurecia thus acquired key competencies in electronics, software, full digital audio systems, human-machine interface and image treatment, which are at the heart of its strategy for Sustainable Mobility and Cockpit of the Future.

The one-year period during which the amounts of assets acquired and liabilities assumed and the related goodwill may be amended has ended on March 31, 2020; the changes that have occurred on the opening balance sheet since the December 31, 2019 closing are not significant.

As of December 31, 2019, out of the initial purchase price of €1,099 million; €495.6 million has been allocated to the assets acquired, specifically to customer relationships for €185 million and to technologies for €125 million with a resulting €603.9 million goodwill. A portion of this goodwill has been reallocated for €75 million to the other activities of the group as synergies linked to this acquisition (see note 9.1.C).

Clarion’s accounts have been included in the consolidated financial statements since April 1, 2019. Clarion’s total contribution to Faurecia’s consolidated revenue and operating income (before depreciation of acquired intangible assets) was respectively €586.3 million and €17.6 million for the year 2019.

NOTE 5 - SEGMENT INFORMATION

In accordance with IFRS 8 – Operating Segments, segment information is presented in line with the indicators used internally by management to measure the performance of the Groupe PSA's different business segments and allocate financial resources between them. The Groupe PSA's main performance indicator on the business segments is the adjusted operating income.

The Groupe PSA's operations are managed and reported in the management reporting around three main segments:

●
The Automotive segment, consisting of the historical Peugeot Citroën DS business segment and of the Opel Vauxhall business segment that is still in a process of full integration in terms of manufacturing capacity and commercial distribution with the Peugeot Citroën business segment.

●	The Automotive Equipment segment, corresponding to the Faurecia Group comprising:
o	The Interiors business;
o	The Seating business (vehicle seats);
o	The Clean Mobility business and (exhaust systems’ technology); and
o	The Clarion Electronics business (cockpit electronics and low-speed ADAS).
●
Faurecia is listed on Euronext Paris. At December 31, 2020, Peugeot S.A. held 39.34% of Faurecia’s capital and 56.02% of its voting rights giving it exclusive control over Faurecia. The exercise of all the dilutive instruments issued by Faurecia would have no impact on the Groupe PSA’s exclusive control;

●
The Finance segment, corresponding to the Banque PSA Finance group, which provides exclusively retail financing to customers of the Peugeot, Citroën, DS, Opel and Vauxhall brands, as well as wholesale financing to the brands' dealer networks. Banque PSA Finance is a financial institution.  Its main activities are in partnerships with Santander Consumer Finance for the Peugeot, Citroën and DS brands as well as with BNP Paribas Personal Finance for the Opel and Vauxhall brands.

Groupe PSA’s other activities are housed under "Other businesses", which mainly includes the Peugeot S.A. holding company and the 25% retained interests in Gefco.

5.1. BUSINESS SEGMENTS

The columns for each business segment shown in the table below are on a stand-alone basis. Faurecia and Banque PSA Finance publish consolidated financial statements, and segment information for these two businesses is therefore presented down to the level of net profit (loss). For the other segments, as cash positions and taxes are managed jointly in some countries, only the adjusted operating income and share in net earnings of equity method investments are presented by segment.

All intersegment transactions are eliminated and, for the purposes of reconciliation with Groupe PSA's financial statements, are shown under the heading "Eliminations and unallocated" together with unallocated amounts.

All intersegment commercial transactions are carried out on an arm's length basis.

The 100% column under Finance companies represents the data assuming full consolidation of the companies in partnership with Santander and BNP Paribas. This column coupled with the "Reconciliation" column make it possible to calculate the consolidated contribution of finance companies under IFRS, with the share in net earnings of equity method investments in partnership with Santander and BNP Paribas.

	2020
		Automotive				Finance companies
(in million euros)	Peugeot Citroën DS (1)	Opel Vauxhall (1)	Automotive Equipment	Other Businesses	100%	Reconciliation	Eliminations and unallocated	Total
Revenue
> third parties	37,238	10,375	13,077	19	1,807	(1,782)	-	60,734
> intragroup, intersegment	1,777	2,529	1,577	161	279	(276)	(6,047)	-
Total	39,015	12,904	14,654	180	2,086	(2,058)	(6,047)	60,734
Adjusted operating income (loss)	2,839	527	315	(11)	965	(961)	11	3,685
Restructuring costs			(280)		(5)	5	(416)	(696)
Impairment of CGUs			(166)		-	-	(201)	(367)
Other operating income (expense)			176		(34)	8	282	432
Operating income (loss)			45		926	(948)	3,031	3,054
Net financial income (expense)			(223)		3	(3)	(94)	(317)
Income taxes expense			(124)		(262)	269	(511)	(628)
Share in net earnings of equity method investments	(446)	-	(13)	21	11	340	-	(87)
Consolidated profit (loss) from continuing operations			(315)		678	(342)	-	2,022
CONSOLIDATED PROFIT (LOSS) FOR THE PERIOD			(315)		678	(342)	-	2,022
Attributable to Owners of the parent			(180)		337	(1)	-	2,173
Attributable to Non controlling interests			(135)		341	(341)	-	(151)
Investments in tangible and intangible assets (2) (excluding sales with a buyback commitment)	2,453	260	1,102	2	40	(23)	2	3,836
Depreciation provision	(2,127)	(237)	(1,342)	(6)	(29)	16	-	(3,725)
(1) The figures of theses columns are displayed before elimination of the inter-company operations between PCD and OV segments.
(2) The figures refers to the cash flow statement lines " Investments in property, plant and equipment" and "Investments in intangible assets"

Adjusted operating income (loss) is the measure used by the chief operating decision makers to assess performance, allocate resources to Groupe PSA’s operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted operating income (loss) excludes from Operating income certain adjustments comprising Restructuring costs, Impairment of CGU’s and Other operating income (expense) considered rare or discrete events and are infrequent in nature.

In 2020, on a fully consolidated basis, Banque PSA Finance (Finance Companies segment) generated net banking revenue of €1,704 million. Net provision expense (cost of risk) amounted to €150 million.

	2019
		Automotive				Finance companies
(in million euros)	Peugeot Citroën DS (1)	Opel Vauxhall (1)	Automotive Equipment	Other Businesses	100%	Reconciliation	Eliminations and unallocated	Total
Revenue
> third parties	43,558	15,384	15,738	3	1,920	(1,872)	-	74,731
> intragroup, intersegment	2,538	1,984	2,030	173	243	(232)	(6,736)	-
Total	46,096	17,368	17,768	176	2,163	(2,104)	(6,736)	74,731
Adjusted operating income (loss)	3,923	1,121	1,227	36	1,012	(987)	(8)	6,324
Restructuring costs			(194)		(3)	3	(1,337)	(1,531)
Impairment of CGUs			-		-	-	(283)	(283)
Other operating income (expense)			(19)		(18)	17	178	158
Operating income (loss)			1,013		991	(967)	3,631	4,668
Net financial income (expense)			(219)		3	-	(128)	(344)
Income taxes expense			(167)		(255)	254	(548)	(716)
Share in net earnings of equity method investments	(456)	-	38	22	16	356	-	(24)
Consolidated profit (loss) from continuing operations			665		755	(357)	-	3,584
CONSOLIDATED PROFIT (LOSS) FOR THE PERIOD			665		755	(357)	-	3,584
Attributable to Owners of the parent			272		398		-	3,201
Attributable to Non controlling interests			393		357	(358)	-	383
Investments in tangible and intangible assets (2) (excluding sales with a buyback commitment)	3,012	506	1,367	-	48	(22)	-	4,911
Depreciation provision	(2,058)	(133)	(1,177)	(6)	(36)	22	-	(3,388)
(1) The figures of theses columns are displayed before elimination of the inter-company operations between PCD and OV segments.
(2) The figures refers to the cash flow statement lines " Investments in property, plant and equipment" and "Investments in intangible assets"

In 2019, on a fully consolidated basis, Banque PSA Finance (Finance Companies segment) generated net banking revenue of €1,744 million. Net provision expense (cost of risk) amounted to €82 million.

	2018
		Automotive				Finance companies
(in million euros)	Peugeot Citroën DS (1)	Opel Vauxhall (1)	Automotive Equipment	Other Businesses	100%	Reconciliation	Eliminations and unallocated	Total
Revenue
> third parties	41,638	16,913	15,418	3	1,807	(1,752)	-	74,027
> intragroup, intersegment	1,389	1,393	2,107	145	182	(166)	(5,050)	-
Total	43,027	18,306	17,525	148	1,989	(1,918)	(5,050)	74,027
Adjusted operating income (loss)	3,617	859	1,263	(19)	939	(962)	(8)	5,689
Restructuring costs			(104)		(4)	4	(947)	(1,051)
Impairment of CGUs			(21)		(1)	-	(277)	(299)
Other operating income (expense)			(23)		(7)	7	84	61
Operating income (loss)			1,115		927	(951)	3,309	4,400
Net financial income (expense)			(163)		24	(14)	(293)	(446)
Income taxes expense			(190)		(290)	288	(423)	(615)
'Share in net earnings of equity method investments	(448)	-	31	13	13	347	-	(44)
Consolidated profit (loss) from continuing operations			793		674	(330)	-	3,295
CONSOLIDATED PROFIT (LOSS) FOR THE PERIOD			793		674	(330)	-	3,295
Attributable to Owners of the parent			324		336	10	-	2,827
Attributable to Non controlling interests			469		338	(340)	-	468
Investments in tangible and intangible assets (2) (excluding sales with a buyback commitment)	2,746	541	1,269	-	40	(23)	-	4,573
Depreciation provision	(1,832)	(90)	(879)	-	(33)	19	-	(2,815)
(1) The figures of theses columns are displayed before elimination of the inter-company operations between PCD and OV segments.
(2) The figures refers to the cash flow statement lines " Investments in property, plant and equipment" and "Investments in intangible assets"

In 2018, on a fully consolidated basis, Banque PSA Finance (Finance Companies segment) generated net banking revenue of €1,611 million. Net provision expense (cost of risk) amounted to €38 million.

5.2. CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	December 31, 2020
Assets (in million euros)	Automotive	Automotive equipment	Finance companies	Other businesses and Eliminations	Total
Goodwill	1,974	2,368	-	22	4,364
Intangible assets	7,918	2,668	69	3	10,658
Property, plant and equipment	13,068	3,726	4	(22)	16,776
Equity method investments	159	177	2,632	184	3,152
Other non-current financial assets	157	99	-	465	721
Other non-current assets	1,032	130	251	72	1,485
Deferred tax assets	3,355	475	6	(2,740)	1,096
Total non-current assets	27,663	9,643	2,962	(2,016)	38,252
Inventories	3,687	1,677	-	2	5,366
Trade receivables	93	3,520	98	(466)	3,245
Current taxes	89	54	11	62	216
Other receivables	1,807	1,153	121	(292)	2,789
Derivative financial instruments on operating - assets	-	10	-	105	115
Current financial assets and Financial investments	100	5	26	496	627
Cash and cash equivalents	16,631	3,092	592	2,578	22,893
Total current assets	22,407	9,511	848	2,485	35,251
Assets held for sale	7	(.023)	-	-	7
TOTAL ASSETS	50,077	19,154	3,810	469	73,510

	December 31, 2020
Equity and liabilities (in million euros)	Automotive	Automotive equipment	Finance companies	Other businesses and Eliminations	Total
Equity					23,874
Non-current provisions	1,015	522	-	41	1,578
Non-current financial liabilities	1,298	5,017	1	4,767	11,083
Deferred tax liabilities	2,015	81	3	(1,298)	801
Other non-current liabilities	5,355	3		3	5,361
Total non-current liabilities	9,683	5,623	4	3,513	18,823
Current provisions	3,372	302	83	51	3,808
Current financial liabilities	4,806	1,488		(3,885)	2,409
Trade payables and Finance companies' liabilities	9,622	6,042	238	(500)	15,402
Current taxes	636	74	12	(282)	440
Other payables	6,928	1,720	78	(14)	8,712
Derivative financial instruments on operating - liabilities	1	2	-	39	42
Current financial liabilities	25,365	9,628	411	(4,591)	30,813
TOTAL EQUITY AND LIABILITIES					73,510

The line items Trade receivables and Trade payables and Finance companies’ liabilities comprise in the column Automotive equipment an amount of €456 million eliminated in the column Other businesses and Eliminations. This relates to intersegment positions between trade receivables of the Automotive Equipment and Trade payables of the Automotive division.

Within the French tax group, each component of the French tax group determines its income tax position on a standalone basis. The impact of the consolidation of the French tax group is reflected in the Other businesses and eliminations.

	December 31, 2019
Assets (in million euros)	Automotive	Automotive equipment	Finance companies	Other businesses and Eliminations	Total
Goodwill	1,975	2,318	-	19	4,312
Intangible assets	7,669	2,551	66	2	10,288
Property, plant and equipment	13,055	3,874	3	(10)	16,922
Equity method investments	317	240	2,605	161	3,323
Other non-current financial assets	148	70	11	434	663
Other non-current assets	1,260	137	199	137	1,733
Deferred tax assets	4,052	467	7	(3,328)	1,198
Total non-current assets	28,476	9,657	2,891	(2,585)	38,439
Inventories	4,718	1,551	-	-	6,269
Trade receivables	113	2,861	163	(471)	2,666
Current taxes	75	70	12	64	221
Other receivables	2,045	1,107	96	(326)	2,922
Derivative financial instruments on operating - assets	1	9	-	85	95
Current financial assets and Financial investments	65	15	2	1,239	1,321
Cash and cash equivalents	15,142	2,319	454	(82)	17,833
Total current assets	22,159	7,932	727	509	31,327
TOTAL ASSETS	50,635	17,589	3,618	(2,076)	69,766

	December 31, 2019
Equity and liabilities (in million euros)	Automotive	Automotive equipment	Finance companies	Other businesses and Eliminations	Total
Equity					21,801
Non-current provisions	854	466	-	25	1,345
Non-current financial liabilities	1,292	3,826	2	3,797	8,917
Deferred tax liabilities	2,049	34	7	(1,260)	830
Other non-current liabilities	5,165	2	-	6	5,173
Total non-current liabilities	9,360	4,328	9	2,568	16,265
Current provisions	4,543	255	84	59	4,941
Current financial liabilities	4,998	1,271	-	(3,749)	2,520
Trade payables and Finance companies' liabilities	9,681	5,334	272	(510)	14,777
Current taxes	797	77	9	(413)	469
Other payables	7,259	1,687	53	(130)	8,869
Derivative financial instruments on operating - liabilities	2	1	-	121	124
Current financial liabilities	27,280	8,625	418	(4,622)	31,700
TOTAL EQUITY AND LIABILITIES					69,766

The line items Trade receivables and Trade payables and Finance companies’ liabilities comprise in the column Automotive equipment an amount of €435 million eliminated in the column Other businesses and Eliminations. This relates to intersegment positions between trade receivables of the Automotive Equipment and Trade payables of the automotive division.

	December 31, 2018
Assets (in million euros)	Automotive	Automotive equipment	Finance companies	Other businesses and Eliminations	Total
Goodwill	1,944	1,664	-	-	3,608
Intangible assets	7,186	1,959	56	-	9,201
Property, plant and equipment	11,374	2,785	2	(25)	14,136
Equity method Investments	762	144	2,372	166	3,444
Other non-current financial assets	208	90	28	386	712
Other non-current assets	1,287	109	129	144	1,669
Deferred tax assets	3,918	356	9	(3,247)	1,036
Total non-current assets	26,679	7,107	2,596	(2,576)	33,806
Inventories	5,280	1,430	-	-	6,710
Trade receivables	131	2,169	258	(396)	2,162
Current taxes	94	140	13	129	376
Other receivables	1,939	740	82	(291)	2,470
Derivative financial instruments on operating - assets	4	30	-	76	110
Current financial assets and Financial investments	49	67	-	776	892
Cash and cash equivalents	13,841	2,105	466	(986)	15,426
Total current assets	21,338	6,681	819	(692)	28,146
TOTAL ASSETS	48,017	13,788	3,415	(3,268)	61,952

	December 31, 2018
Equity and liabilities (in million euros)	Automotive	Automotive equipment	Finance companies	Other businesses and Eliminations	Total
Equity					19,594
Non-current provisions	964	409	-	19	1,392
Non-current financial liabilities	755	1,870	-	2,632	5,257
Deferred tax liabilities	1,745	31	7	(1,002)	781
Other non-current liabilities	4,921	5	-	-	4,926
Total non-current liabilities	8,385	2,315	7	1,649	12,356
Current provisions	4,654	173	144	94	5,065
Current financial liabilities	5,003	936	-	(3,757)	2,182
Trade payables and Finance companies' liabilities	9,450	4,560	328	(460)	13,878
Current taxes	814	56	3	(348)	525
Other payables	6,839	1,499	55	(100)	8,293
Derivative financial instruments on operating - liabilities	12	7	-	40	59
Current financial liabilities	26,772	7,231	530	(4,531)	30,002
TOTAL EQUITY AND LIABILITIES					61,952

The line items Trade receivables and Trade payables and Finance companies’ liabilities comprise in the column Automotive equipment an amount of €378 million eliminated in the column Other businesses and Eliminations. This relates to intersegment positions between trade receivables of the Automotive Equipment and Trade payables of the automotive division.

5.3. CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2020
(in million euros)	Automotive	Automotive Equipement	Finance companies	Other businesses and eliminations	Total
Funds from operations	3,768	1,187	314	25	5,294
Changes in working capital	990	(49)	(184)	151	908
Net cash from(using in) operating activities of continuing operations	4,757	1,138	129	177	6,202
Net cash from(using in) investing activities of continuing operations	(2,716)	(1,361)	126	19	(3,932)
Net cash from(using in) financing activities of continuing operations (1)	(2,329)	1,091	(111)	4,547	3,197
Effect of changes in exchange rates	(261)	(97)	(1)	(38)	(397)
Increase (Decrease)in net cash from continuing operations and held for sale	(549)	771	143	4,705	5,070
Net cash and cash equivalents at beginning of the period	1,526	2,322	449	13,508	17,805
Net cash and cash equivalents at end of period	976	3,094	592	18,213	22,875
(1)Of which €308 million from the proceed of 7% of Faurecia in Automotive Segment

	December 31, 2019
(in million euros)	Automotive	Automotive Equipement	Finance companies	Other businesses and eliminations	Total
Funds from operations	5,489	1,807	189	88	7,573
Changes in working capital	1,054	32	(42)	88	1,132
Net cash from(using in) operating activities of continuing operations	6,543	1,839	147	176	8,705
Net cash from(using in) investing activities of continuing operations	(3,417)	(2,359)	(63)	(133)	(5,972)
Net cash from(using in) financing activities of continuing operations	(2,767)	729	(97)	1,826	(309)
Effect of changes in exchange rates	(45)	5	1	18	(21)
Increase (Decrease)in net cash from continuing operations and held for sale	314	214	(12)	1,887	2,403
Net cash and cash equivalents at beginning of the period	1,212	2,108	462	11,620	15,402
Net cash and cash equivalents at end of period	1,526	2,322	449	13,508	17,805

	December 31, 2018
(in million euros)	Automotive	Automotive Equipement	Finance companies	Other businesses and eliminations	Total
Funds from operations	4,956	1,604	118	56	6,734
Changes in working capital	1,800	112	48	(299)	1,661
Net cash from(using in) operating activities of continuing operations	6,756	1,716	166	(243)	8,395
Net cash from(using in) investing activities of continuing operations	(3,366)	(1,313)	(18)	(42)	(4,739)
Net cash from(using in) financing activities of continuing operations	(3,248)	160	-	3,081	(7)
Effect of changes in exchange rates	(2)	(20)	-	(22)	(44)
Increase (Decrease)in net cash from continuing operations and held for sale	140	543	148	2,774	3,605
Net cash and cash equivalents at beginning of the period	1,072	1,566	314	8,845	11,797
Net cash and cash equivalents at end of period	1,212	2,108	462	11,620	15,402

5.4. GEOGRAPHICAL INFORMATION

The indicators provided by region are revenue broken down by customer marketing area and property, plant and equipment broken down by geographic location of the consolidated companies.

(in million euros)	Europe (1)	Eurasia	China(2)	India Pacific & South-Asia(2)	Latin America	Middle East & Africa	North America	Total
2020
Revenue	46,722	552	2,690	1,804	2,255	3,399	3,312	60,734
Property, plant and equipment	14,086	111	554	404	741	366	514	16,776
2019
Revenue	58,758	595	2,775	2,162	3,383	3,015	4,043	74,731
Property, plant and equipment	14,048	149	654	383	799	303	586	16,922
2018
Revenue	58,007	557	2,787	1,838	3,842	2,802	4,194	74,027
Property, plant and equipment	12,151	122	541	141	651	166	364	14,136
(1) of which France :

(in million euros)	2020	2019	2018
Revenue	14,780	17,037	16,306
Property, plant and equipment	6,663	6,586	5,991

(2)From January 1, 2020, ASEAN joined India Pacific and Asia area. Amounts presented as at December 31, 2018 and December 31, 2019 take into consideration the following reclassifications of markets: shift of Malaysia, Taiwan, Vietnam & various asian importers markerts's from Asian area to India Pacific area. The headings of the geographical area have been updated accordingly.

NOTE 6 - OPERATING INCOME

Operating income corresponds to profit (loss) before net financial income or expense, current and deferred taxes and Groupe PSA's share in the net earnings of equity method investments. It includes the revenue, the cost of goods and services sold, the selling, general and administrative expenses (general administrative expenses, indirect selling expenses and warranty costs) as well as the research and development expenses, the restructuring costs, the impairment of CGUs and other operating income and expense.

6.1. REVENUE

 A. Accounting policies

 IFRS 15 – Revenue from contracts with customers bases the recognition of revenue on the transfer of the control of goods and services to the customer.
(1) Manufacturing and sales companies
(a) Automotive segment
The bulk of automotive business revenue is from the sale of new and used vehicles, and the sale of spare parts. The transfer of control takes place at the same time as the transfer of risks and rewards.
For new vehicles, this transfer generally corresponds to the date when the vehicles are made available to independent dealers or the delivery date, in the case of direct sales to end customers.
The cost of current and future sales incentive programs is accounted for in operating income in the period in which the sales are registered. They are provided for country by country on the basis of historical costs for the previous three months. In cases where the cost of the program varies according to sales, it is deducted from revenue. In other cases, it is recognized as an operating expense.
Groupe PSA’s incentive programs include retail financing granted at a significant discount to market interest rates. The corresponding cost is recognized at the time of the sale, as a deduction from revenue.
Rebilling of expenses incurred as part of operations in which Groupe PSA is considered to be an agent are not included in revenue, but as a deduction from costs incurred. The same applies to sales of raw materials, parts, and subassemblies to sub-contractors that are destined to be bought back at cost.

Groupe PSA provides services to its customers (mostly servicing and maintenance contracts and warranty extensions), for consideration or free of charge. These represent distinct performance obligations under IFRS 15, for which the associated revenue is recognized over time as and when the service is performed.

The warranties provided to end customers are designed to cover defects in the vehicles sold. Insurance type warranties are subject to provisions in accordance with IAS 37 (see Note 11).
Sales of new vehicles with a buyback commitment are not recognized in revenue at the time of delivery of the vehicle, but are accounted for as leases when it is probable that the vehicle will be bought back.
The difference between the sale price and the buyback price is recognized as rental revenue on a straight-line basis over the duration of the buyback commitment. The vehicle is initially recognized at production cost. It is depreciated on a straight-line basis over the term of the lease, less its residual value, representing the estimated resale price on the used vehicle market. Any additional gain made on the final sale of the vehicle is recognized in the period in which it is sold on the used vehicle market. If the net difference is a loss, an allowance is booked when the buyback contract is signed.
Groupe PSA acts as a principal for transportation services.
Revenue from engineering product performances is recognized over the term of the license agreement on a straight-line basis, insofar as Groupe PSA is required to update the underlying technology it owns, or at the same rate as the sales of vehicles and subassemblies when licensing revenue is conditional on certain volumes.
To date, Groupe PSA does not have a significant financial component that would require adjustments between revenue and net financial income (expense) under IFRS 15.
(b) Automotive Equipment segment
The Automotive Equipment segment performs development work and manufactures or purchases specific tooling to produce parts or modules for programs covered by specific customer orders.
For supply of monoliths[1] to customers Groupe PSA acts as an agent.
Concerning tools, transfer of control is usually carried out shortly before the launch of production, and the revenue is recognized at that date.
Development work is generally considered as a capitalizable pre-production expense and does not trigger, in this case, a recognition of revenue that is separate from the revenue from the parts. Development assets are recognized under intangible assets (see Note 6.3.A).
(2) Finance companies
IFRS 15 sets the accounting principles for revenue pertaining to contracts entered into with customers. Contracts that concern specific standards are excluded: lease contracts, insurance contracts, and financial instruments. Consequently, most of Banque PSA Finance's revenues are excluded from the scope of IFRS 15. There has been no significant change due to the application of IFRS 15.
Groupe PSA’s finance companies and the finance companies in partnership with Santander provide wholesale financing to dealer networks and retail financing to customers of the Peugeot Citroën DS automotive business. Since November 1, 2017, the finance companies in partnership with BNP Paribas Personal Finance have been providing wholesale financing to the dealer networks and retail financing to the customers of the Opel – Vauxhall automotive business. Financing may take the form of conventional loans, finance leases, buyback contracts or long-term leasing. Sales financing revenues are recorded using the yield-to-maturity method, so as to recognize a constant rate of interest over the life of the loan.
Most of the finance activities are managed in partnership with Santander and BNP Paribas. The revenue of these operations is not included in Groupe PSA's consolidated revenue as these companies are accounted for using the equity method (see Notes 12.4.A and 12.4.B). The revenue of all financing activities at 100% is presented in Note 5.1.

B. Key figures

(in million euros)	2020	2019	2018
Sales of vehicles and other goods	59,391	73,198	72,417
Service revenue	1,318	1,485	1,555
Financial services revenue	25	48	55
TOTAL	60,734	74,731	74,027

1 Monoliths are precious metals and ceramics used in emission control systems.

Sales of goods consist mainly of sales of vehicles and automobile parts, sub-assemblies and components.

Service revenues primarily comprise auto repairs and servicing by captive dealers, and vehicle leasing services as described in Note 9.2.D.

Financial services revenue corresponds mainly to gross interest income, insurance premiums and other gross revenues.

6.2. OPERATING EXPENSES ANALYZED BY NATURE

Broken down by type, operating expenses include staff costs (as discussed below) and the depreciation of intangible assets and property, plant and equipment (see depreciation provision in the first three tables in Note 5.1). Other operating expenses are analyzed by each segment at its own appropriate level with the result that they may not be presented on a consistent basis at Groupe PSA level.

Staff costs (excluding restructuring costs)

Groupe PSA staff costs of the consolidated companies included in the operating income are as follows:

(in million euros)	2020	2019	2018
Automotive Division	(5,711)	(6,531)	(6,795)
Automotive Equipment Division	(3,201)	(3,470)	(3,304)
Finance companies	(5)	(7)	(6)
Other businesses	(135)	(134)	(137)
TOTAL	(9,052)	(10,142)	(10,242)

Details of pension costs are disclosed in Note 8.1.

Depreciation expense

Depreciation expense included in operating income breaks down as follows:

(in million euros)	2020	2019	2018
Capitalised development expenditure	(1,345)	(1,182)	(1,065)
Other intangible assets	(222)	(180)	(123)
Specific tooling	(815)	(746)	(669)
Other property, plant and equipment	(1,343)	(1,280)	(958)
TOTAL	(3,725)	(3,388)	(2,815)

6.3. RESEARCH AND DEVELOPMENT EXPENSES

A. Accounting policies

Research and development expenses include the cost of scientific and technical activities, industrial property, and the education and training necessary for the development, production or implementation and marketing of new or substantially improved materials, methods, products, processes, systems or services.

Under IAS 38 – Intangible Assets, development expenditure is recognized as an intangible asset if the entity can demonstrate in particular:

●	its intention to complete the intangible asset as well as the availability of adequate technical, financial and other resources for this purpose;
●	that it is probable that the future economic benefits attributable to the development expenditure will flow to the entity; and
●	that the cost of the asset can be measured reliably.

Capitalized development costs include related borrowing costs (see Note 13.2.A).
Expenses for the year include research costs, non-capitalized study and development costs under the above criteria, and the depreciation of capitalized development costs.

(1) Automotive segment
Development expenditure on vehicles and mechanical sub-assemblies (engines and gearboxes) incurred between the project launch (corresponding to the styling decision for vehicles) and the start-up of pre-series production is recognized in intangible assets. It is amortized from the point of approval for series production over the asset’s useful life, representing up to seven years for vehicles and ten years for mechanical sub-assemblies and modules. The capitalized amount mainly comprises payroll costs of personnel directly assigned to the project, the cost of prototypes and the cost of external services related to the project. No overheads or indirect costs related to research and development activities are included, such as rent, building depreciation and information system utilization costs.
The capitalized amount also includes the portion of qualifying development expenditure incurred by Groupe PSA under cooperation agreements that is not billed to the partner.
Generally, development costs billed to Groupe PSA by its partners under cooperation agreements are also capitalized, when they meet capitalization criteria. All development expenditure incurred to develop mechanical sub-assemblies compliant with new emissions standards is monitored on a project-by-project basis and capitalized.
(2) Automotive Equipment Division
Development work is undertaken for all programs covered by specific customer orders. Where development costs are paid in proportion to parts delivered to the customer, with their full recovery being subject to an unguaranteed minimum level of orders placed by the customer, the costs incurred during the period between the customer's acceptance of the commercial offer and the start-of-production date of the parts or modules are recognized in intangible assets. The intangible asset is amortized based on the quantity of parts delivered to the customer, provided that accumulated amortization at each year-end does not represent less than the amount that would be recognized if the asset were amortized on a straight-line basis over five years. If the contract includes a payment guarantee, the development expenditure is recognized in inventories and work-in-progress.

B. Research and development expenses, net

(in million euros)	2020	2019	2018
Total expenditure (1)	(3,656)	(4,290)	(3,914)
Capitalised development expenditure (2)	2,032	2,179	2,099
Non-capitalised expenditure(3)	(1,624)	(2,111)	(1,815)
Amortisation of capitalised development expenditure	(822)	(741)	(667)
TOTAL	(2,446)	(2,852)	(2,482)
(1) Including €2,466 million for the Automotive segment (€2,959 million in 2019 and €2,872 million in 2018).
(2) In addition to this expenditure, borrowing costs are capitalised pursuant to IAS 23 - Borrowing costs (Revised).
(3) Including €343 million research and development expenses related to Faurecia Group (€420 million in 2019 and €255 million in 2018).

The amounts presented in the above table are stated net of research funding received by Groupe PSA.

In addition the development costs related to Faurecia Group recognized in the "Cost of goods and services sold" amounted to €704 million In 2020 (stock decrease for €179million and R&D assets amortisation for €525 million) compared to €658 million in 2019 and €620 million in 2018.

6.4. RESTRUCTURING COSTS

(in million euros)	2020	2019	2018
Termination costs for employees	(375)	(1,041)	(755)
Reengineering costs for plants, R&D and IT systems	(321)	(490)	(296)
TOTAL	(696)	(1,531)	(1,051)

In 2020, Re-engineering costs for plants, R&D and IT systems mainly concerns re-engineering costs for plants and IT convergence between Peugeot Citroën DS and Opel Vauxhall for €205 million.

In 2019, Re-engineering costs for plants, R&D and IT systems are mainly linked to restructuring Opel through the transfer of some research and development activities to SEGULA Technologies and the IT convergence between Peugeot Citroën DS and Opel Vauxhall for €328 million. On November 15, 2018, Groupe PSA / Opel and the global engineering group SEGULA Technologies announced the signing of a strategic partnership. Under this agreement, the transfer of the OPEL research and development activity took place in November 2019.

Termination costs for employees

(in million euros)	2020	2019	2018
Automotive segment	(158)	(870)	(654)
Automotive Equipment segment	(217)	(169)	(97)
Other businesses segment	-	(2)	(4)
TOTAL	(375)	(1,041)	(755)

Termination costs for employees consist mainly of workforce reductions.

In 2019, the termination costs for employees amounted to €1,041 million. They relate chiefly to the recognition of restructuring plans (voluntary and senior leaves, pre-pensions) covering the Opel Vauxhall’s industrial sites in Europe (€855 million).

6.5. IMPAIRMENT OF CGUS

(in million euros)	2020	2019	2018
Impairment of CGUs	(367)	(283)	(299)

The impact on the income statement is disclosed in the note on impairment testing (note 9.3.B).
In 2020, the impairment of CGUs mainly related to R&D and tooling assets dedicated to the business in China (€118 million), CGU Clarion Electronics (€150 million) and CGU Eurasia (€36 million).

In 2019, the impairment of CGUs were mainly driven by a €173 million impairment of research and development assets dedicated to PSA’s activities in China and a €80 million impairment of research and development assets and industrial assets in Latin America.

6.6. OTHER OPERATING INCOME (EXPENSE)

(in million euros)	2020	2019	2018
TOTAL	432	158	61

In 2020, other operating income mainly related to the disposal of CAPSA (€204 million), the revaluation of SAS (€178 million), following its takeover by Faurecia and now recognized as a fully consolidated company, and the Vauxhall Motors Limited gain on disposal of property (€86 million), partially offset by the cost of the merger with FCA for (€111) million.
In 2019, other operating income (€158 million) mainly relates to the disposals of equity investments (€119 million).

NOTE 7 - WORKING CAPITAL

7.1. INVENTORIES

Inventories are stated at the lower of cost and net realizable value, in accordance with IAS 2 - Inventories.
Cost is determined by the first-in-first-out (FIFO) method. It includes all direct and indirect variable production expenses, plus fixed expenses based on the normal capacity of each production facility.
The net realizable value of inventories intended to be sold corresponds to their selling price, as estimated based on market conditions and any relevant external information sources, less the estimated costs necessary to complete the sale (such as variable direct selling expenses, refurbishment costs not billed to customers for used vehicles and other goods).
The Automotive Equipment segment performs development work and manufactures or purchases specific tooling to produce parts or modules for programs covered by specific customer orders. When the contract includes a payment guarantee, the development expenditure and the costs of toolings are recognized in inventories and work-in-progress and the corresponding revenue is recognized when the customer signs off on each technical phase.

	December 31, 2020			December 31, 2019			December 31, 2018
(in million euros)	Gross	Allowance	Net	Gross	Allowance	Net	Gross	Allowance	Net
Raw materials and supplies	1,506	(204)	1,302	1,548	(196)	1,352	1,280	(154)	1,126
Semi-finished products and work-in-progress	1,168	(44)	1,124	1,083	(30)	1,053	1,028	(33)	995
Goods for resale and used vehicles	850	(109)	741	1,078	(97)	981	1,016	(62)	954
Finished products and replacement parts	2,475	(276)	2,199	3,153	(270)	2,883	3,873	(238)	3,635
Total	5,999	(633)	5,366	6,862	(593)	6,269	7,197	(487)	6,710

7.2. TRADE RECEIVABLES

Following the application of IFRS 9, a provision for expected credit losses is recorded on the trade receivables of manufacturing and sales companies upon their initial recognition, based on an assessment of expected credit losses at maturity. The provision is then reviewed according to the increase in the risk of non-recovery, if applicable. Indications of a provision for expected credit losses include the existence of unresolved claims or litigation, the age of the receivables and the obligor’s significant financial difficulties.
In accordance with IFRS 9, Groupe PSA derecognizes receivables for which the contractual rights to receive the cash flows have been transferred along with substantially all of the risks and rewards of ownership. In analyzing the transfer of risks, dilution risk is not included inasmuch as it has been defined and correctly segregated notably from the risk of late payment. Transferred receivables are not derecognized when the default risk is retained by Groupe PSA. Costs incurred in transferring a receivable are recognized in financial expense.
In segment reporting, this rule also applies to the Peugeot Citroën DS and Opel Vauxhall Automotive segments’ debts transferred to Groupe PSA’s finance companies and to the finance companies in partnership.

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Trade receivables	3,419	2,837	2,272
Allowances for doubtful accounts	(249)	(311)	(343)
Total - manufacturing and sales companies	3,170	2,526	1,929
Elimination of transactions with the finance companies	(23)	(23)	(25)
Total Trade receivables in the statements of financial position	3,147	2,503	1,904

Assignments of trade receivables to financial institutions are disclosed in Note 13.5.E.

7.3. OTHER RECEIVABLES AND OTHER PAYABLES

A. Other receivables

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
State, regional and local taxes excluding income tax	1,276	1,358	1,171
Personnel-related receivables	47	35	39
Due from suppliers	247	258	204
Prepaid expenses	785	738	567
Miscellaneous other receivables	314	439	409
Total Manufacturing and sales companies(1)	2,669	2,828	2,390
Finance companies and eliminations	120	94	80
Total Other receivables in the statements of financial position	2,789	2,922	2,470
(1) Of which €1,515 million for Automotive segment in 2020 (€1,721 million in 2019 and €1,650 million in 2018)

B. Other payables

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Taxes payable other than income taxes	1,512	1,273	1,162
Personnel-related payables	1,359	1,323	1,273
Payroll taxes	429	334	334
Payable on fixed asset purchases	788	1,074	1,310
Customer prepayments	3,301	3,464	3,105
Deferred income	690	938	678
Miscellaneous other payables	581	434	403
Total Manufacturing and sales companies(1)	8,658	8,840	8,265
Finance companies and eliminations	54	29	28
Total Other payables in the statements of financial position	8,712	8,869	8,293
(1) Of which €7,023 million for Automotive segment in 2020 (€7,249 million in 2019 and €6,859 million in 2018)

7.4. CHANGE IN WORKING CAPITAL

A. Analysis of the change in working capital

(in million euros)	2020	2019	2018
(Increase) decrease in inventories	744	485	368
(Increase) decrease in trade receivables	(433)	(197)	1,342
Increase (decrease) in trade payables	666	745	294
Change in income taxes	(58)	(11)	(67)
Other changes	175	151	(330)
Total manufacturing and sales companies(1)	1,094	1,173	1,607
Net cash flows with Group finance companies and eliminations	(186)	(41)	54
Changes in working capital requirements in the statement of cash flows	908	1,132	1,661
(1) Of which €1,143 million for Automotive segment in 2020 (€1,140 million in 2019 and €1,495 million in 2018)

In 2020, the decline in working capital requirement resulted from the decrease in activity linked to the Covid-19 health crisis.

B. Analysis of the change in the statement of financial position’s items

(1) Analysis by type

2020 (In million euros)	Closing	Opening
Inventories	(5,366)	(6,269)
Trade receivables	(3,170)	(2,526)
Trade payables	15,166	14,505
Income taxes	223	251
Other receivables	(2,669)	(2,827)
Other payables	8,658	8,840
Derivative financial instruments on operating activities	(73)	29
Total manufacturing and sales companies(1)	12,769	12,003
Finance companies and eliminations	(42)	(46)
Total working capital requirements	12,727	11,957
(1) Of which €10,980 million for Automotive segment in 2020 (€10,189 million in 2019 and €9,003 million in 2018)

(2) Movements of the year of the manufacturing and sales companies’ working capital

(in million euros)	2020	2019	2018
At January 1, 2020	12,003	10,895	9,110
Cash flows from operating activities	1,050	1,110	2,022
Cash flows from investing activities	(296)	(108)	(269)
Changes in scope of consolidation and other	(44)	(124)	(120)
Translation adjustment	76	193	164
Revaluations taken to equity	(20)	37	(12)
At December 31, 2020	12,769	12,003	10,895

NOTE 8 - EMPLOYEE BENEFITS EXPENSE

8.1. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

In addition to pension benefits paid in accordance with the laws and regulations of the countries in which they operate, Groupe PSA companies are liable for the payment of supplementary pensions and retirement bonuses. These benefits are paid under defined contribution and defined benefit plans.
For defined contribution plans, contributions made during the year are expensed.
In accordance with IAS 19 - Employee Benefits, obligations under defined benefit plans are measured by independent actuaries using the projected unit credit method. The main assumptions underpinning the measurement of the commitment are the retirement date, wage increases and staff turnover, and a discount rate and an inflation rate.
The projected benefit obligation is measured twice a year for the main plans, at mid-year and at year-end, and every three years for the other plans, except when more frequent valuations are necessary to take into account changes in actuarial assumptions or significant changes in demographic statistics.
Changes in actuarial assumptions and experience adjustments – corresponding to the effects of differences between previous actuarial assumptions and what has actually occurred – give rise to actuarial gains and losses. These actuarial gains and losses are recorded under “Consolidated comprehensive income”, and are not recyclable in the income statement.
In the event of changes in the benefits provided by a pension plan, the impacts are recognized in full in the income statement of the period in which they are incurred, in “Operating income” under “Past service cost”.
For each defined benefit plan, Groupe PSA records a provision in an amount equal to the projected benefit obligation less the fair value of the plan assets.

These pension surpluses constituted by Groupe PSA are recognized in the statement of financial position according to the IFRIC 14 interpretation.
The net cost of defined benefit pension plans for the period therefore corresponds to the sum of the following:

●	The service cost and past service cost (recognized in "Operating income"); and
●
The accretion expense of the net commitment of the return on plan hedging assets (in other financial income and expenses). These two components (accretion and return on assets) are determined based on the discount rate of commitments.

Other employee benefit obligations recognized in the statement of financial position concern:
●	long-service awards payable by French and foreign subsidiaries; and
●	healthcare costs paid by certain subsidiaries in the United States.

A. Plan descriptions

Groupe PSA employees in certain countries are entitled to supplementary pension benefits payable in annuities, or to retirement bonuses representing one-off payments made at the time of retirement. These benefits are paid either under defined contribution plans or defined benefit plans. Groupe PSA’s only obligation under defined contribution plans is to pay fixed contributions into the relevant fund. The payments are recognized in income (loss) for the year. Payments under defined benefit plans concern primarily France, the United Kingdom and Germany.

In France, the existing defined benefit plans, which almost exclusively cover Peugeot Citroën DS employees, concern:

●	the retirement indemnities provided for by collective bargaining agreements;
●	the portion of the top-hat pension scheme for engineers and management personnel that was not transferred to an external fund in 2002 (currently covering 2,340 retired employees);
●	the pension plan set up by the former subsidiary of the Chrysler group in France (Talbot), which was closed to new entrants in 1981 and covers 10,500 retired employees at end-2020; and
●	the closed Citroën supplementary plan (ACC) that covered 4,034 retired employees at end-2020.

In the United Kingdom, Groupe PSA has four trust-based defined benefit plans for the Peugeot Citroën DS and Opel Vauxhall Automotive segments. As at December 31, 2020, 16,505 beneficiaries were covered by these plans. These plans were closed to new entrants, and have been frozen and closed to new accruals in 2020, with effect on January 31, 2021. Another defined benefit plan, the Peugeot Advanced Plan, wound up to an external insurance company through a buyout operation in 2020, allowing full transfer of the risks and the release of all related commitments and assets.

In Germany, the main defined benefit plan relates to Opel entities covering beneficiaries in these companies at December 31, 2020 in the form of:

●	the retirement bonuses provided for by collective bargaining agreements; and
●	the supplementary pension plan covering 14,737 active employees, 2,548 former employees not yet retired and 1,266 retired employees.

In Faurecia Group, in France, all managerial employees with a salary in tranche C are granted a defined benefit pension scheme. This scheme enables a yearly acquisition of a rent based on the tranche C part of the salary.  Executive Committee members who have an employment contract with Faurecia SE or any of its subsidiaries also benefit from a defined benefit pension scheme for French members and defined contribution pension scheme for foreign members, the schemes having been approved by the Board of Directors on February 11, 2015. In order to comply with the PACTE law from May 22, 2019 and its notification of July 3, 2019 transposing Directive 2014/50/EU. These two defined benefit schemes have been closed, the rights acquired in these schemes being frozen as of December 31, 2019.

B. Assumptions

	Euro zone	United-Kingdom
Discount Rate
December 2020	0.65%	1.30%
December 2019	1.20%	2.20%
December 2018	1.95%	2.95%
Inflation Rate
December 2020	1.80%	2.95%
December 2019	1.80%	3.10%
December 2018	1.80%	3.30%

At each period-end, the discount rate is determined based on the most representative returns on prime corporate bonds with a life that approximates the duration of the benefit obligation.

Prime corporate bonds are defined as bonds that have been awarded one of the top two ratings by a recognized rating agency (for example, bonds rated AA or AAA by Moody's or Standard & Poor's).

The assumptions regarding future salary increases take into account inflation and forecast individual pay rises in each country. The assumption for French plans is inflation plus individual pay raise according to the employee’s age. The assumption for the United Kingdom plans is based on inflation. In Germany, the assumption is 2.30% inflation included for hourly employees and 2.55% for salaried employees.

Mortality, staff turnover and retirement age assumptions are based on the specific economic conditions of each host country.

Sensitivity of assumptions: a 0.25 point increase or decrease in the discount rate and in the inflation rate in France, the United Kingdom or Germany would lead to the following increases or decreases in projected benefit obligations:

	Discount rate	Inflation rate
	+0.25%	+0.25%
France	-2.96%	-0.39%
United Kingdom	-4.00%	3.50%
Germany	-4.94%	0.02%

A 1 point increase or decrease in the expected return on external funds would have led to an increase or decrease in the investment income recognized in 2020 of €7.5 million for the French plans, €28.7 million for the United Kingdom plans and €30.8 million for the German plans.

C. Information on external funds

The projected benefit obligation is partially covered by dedicated external funds.

The breakdown of external funds is as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
	Equities	Bonds and others(1)	Equities	Bonds and others(1)	Equities	Bonds and others(1)
France	13%	87%	21%	79%	22%	78%
United Kingdom	7%	93%	10%	90%	10%	90%
Germany	14%	86%	5%	95%	0%	100%
(1)Included Cash and liquidity, and inflation-linked funds

The fair value of shares and bonds was at level 1 in 2018, 2019 and 2020.

In 2020, the actual return on external funds managed by the Groupe PSA in France, in Germany and by the pension trusts in the United Kingdom was +4.67% for the French funds, +9.97% for the United Kingdom funds and +14.56% for the German funds.

In France, equity funds consist of international index tracker funds, while bond funds are invested in prime European corporate bonds tracker funds (minimum investment grade) and in European inflation-linked government bonds.

In the United Kingdom, all the equities are invested in global equity tracker funds. The bond portfolio is invested in LDI (Liability-driven investment) gilt-based fund.

In Germany, all the equities are invested in global equity tracker funds. The bond portfolio is invested in LDI corporate bonds.

In France, the Groupe PSA is free to decide the amount of its contributions to the external funds. No decision had been made as to the amount of contributions to be paid in 2021.

In the United Kingdom, the Groupe PSA's annual contribution (excluding Faurecia) amounted to £69 million (€76 million) in 2020. It is estimated at £14 million (€16 million) for 2021.

In Germany, the Groupe PSA’s annual contribution (excluding Faurecia) amounted to €1 million. It is estimated at €9 million for 2021.

D. Movement for the year

◾	Excluding minimum funding requirement (IFRIC 14)

	2020					2019					2018
(in million euros)	France	United Kingdom	Germany	Other	Total	France	United Kingdom	Germany	Other	Total	France	United Kingdom	Germany	Other	Total
Projected benefit obligation
At beginning of period: Present value	(1,314)	(2,286)	(3,264)	(445)	(7,309)	(1,357)	(2,136)	(2,847)	(505)	(6,845)	(1,498)	(2,274)	(3,024)	(554)	(7,350)
Service cost	(39)	(30)	(93)	(23)	(185)	(40)	(36)	(96)	(28)	(200)	(42)	(41)	(109)	(14)	(206)
Interest cost	(14)	(44)	(39)	(2)	(99)	(26)	(64)	(53)	(8)	(151)	(22)	(59)	(50)	(9)	(140)
Benefit payments for the year	79	105	47	38	269	56	108	21	43	228	104	178	18	32	332
Actuarial gains and (losses):
- amount	(81)	(290)	(434)	(21)	(826)	(82)	(40)	(371)	(50)	(543)	98	55	313	42	508
- as a % of projected benefit obligation at beginning of period	6.2%	12.7%	13.3%	4.8%	11.3%	6.0%	1.9%	0.0%	9.7%	7.9%	6.5%	2.4%	10.4%	7.6%	6.9%
Past service cost	-	(5)	-	-	(5)	-	-	-	-	-	-	(6)	-	6	-
Effect of changes in exchange rates	-	124	-	9	133	-	(111)	-	(3)	(114)	-	16	-	3	19
Effect of changes in scope of consolidation and other	(1)	-	(1)	(1)	(3)	76	-	70	(8)	138	(1)	(1)	1	(14)	(15)
Effect of curtailments and settlements	-	134	1	-	135	59	(7)	12	114	178	4	(4)	4	3	7
At period-end: Present value	(1,370)	(2,292)	(3,783)	(445)	(7,890)	(1,314)	(2,286)	(3,264)	(445)	(7,309)	(1,357)	(2,136)	(2,847)	(505)	(6,845)
External fund
At beginning of period: Fair value	750	2,869	3,083	291	6,993	789	2,567	2,602	381	6,339	859	2,764	2,704	297	6,624
Normative return on external funds	9	59	37	6	111	14	77	44	7	142	12	72	45	5	134
Actuarial gains and (losses):
- amount	26	227	412	(9)	656	31	131	550	7	719	(4)	(109)	(51)	(12)	(176)
- as a % of projected benefit obligation at beginning of period	3.5%	7.9%	13.4%	3.1%	9.4%	3.9%	5.1%	21.1%	1.8%	11.3%	0.5%	3.9%	1.9%	4.0%	2.7%
Effect of changes in exchange rates	-	(156)	-	(3)	(159)	-	138	-	(1)	137	-	(22)	-	1	(21)
Employer contributions	8	76	-	5	89	8	64	6	24	102	33	37	4	24	98
Benefit payments for the year	(76)	(101)	(124)	(32)	(333)	(92)	(108)	(21)	(42)	(263)	(114)	(176)	(19)	(31)	(340)
Effect of changes in scope of consolidation and other	-	(113)	-	-	(113)	-	-	(98)	(85)	(183)	3	1	(81)	97	20
At period-end: Fair value	717	2,861	3,408	258	7,244	750	2,869	3,083	291	6,993	789	2,567	2,602	381	6,339

E. Reconciliation of statement of financial position’s items

	2020					2019					2018
(in million euros)	France	United Kingdom	Germany	Other	Total	France	United Kingdom	Germany	Other	Total	France	United Kingdom	Germany	Other	Total
Present value of projected benefit obligation	(1,370)	(2,292)	(3,783)	(445)	(7,890)	(1,314)	(2,286)	(3,264)	(445)	(7,309)	(1,357)	(2,136)	(2,847)	(505)	(6,845)
Fair value of external funds	717	2,861	3,408	258	7,244	750	2,869	3,083	291	6,993	789	2,567	2,602	381	6,339
Net (liability) asset recognised in the balance sheet before minimum funding requirement (IFRIC 14)	(653)	569	(375)	(187)	(646)	(564)	583	(181)	(154)	(316)	(568)	431	(245)	(124)	(506)
Minimum funding requirement liability (IFRIC 14)	-	-	-	-	-	-	-	-	-	-	-	(37)	-	-	(37)
Net (liability) asset recognised in the balance sheet	(653)	569	(375)	(187)	(646)	(564)	583	(181)	(154)	(316)	(568)	394	(245)	(124)	(543)
Of which, liability (Note 11)	(679)	(65)	(392)	(214)	(1,350)	(590)	(91)	(305)	(181)	(1,167)	(592)	(159)	(273)	(159)	(1,183)
Of which, asset	26	634	17	27	704	26	674	124	27	851	24	553	28	35	640
Of which, unfunded plans	0.0%	0.0%	0.0%	10.4%	0.6%	0.0%	0.0%	0.0%	11.7%	0.7%	0.0%	0.0%	0.0%	10.0%	0.7%

As of December 31, 2020, the projected benefit obligation has been updated for the main plans in France, the United Kingdom and Germany, representing approximately 94.4% of the total commitment (85.3% excluding Faurecia).

F. Expenses recognized in the statement of income

These expenses are recorded as follows:

●	service cost is recorded under "Selling, general and administrative expenses";
●	the impact of restructuring is reported under "Restructuring costs";
●	interest cost and the normative return on external funds are recorded under "Other financial expenses" and "Other financial income" respectively.

Pension expenses break down as follows:

	2020					2019					2018
(in million euros)	France	United Kingdom	Germany	Other	Total	France	United Kingdom	Germany	Other	Total	France	United Kingdom	Germany	Other	Total
Service cost	(39)	(30)	(93)	(23)	(185)	(40)	(36)	(96)	(28)	(200)	(42)	(41)	(109)	(14)	(206)
Interest cost	(14)	(44)	(39)	(2)	(99)	(26)	(64)	(53)	(8)	(151)	(22)	(59)	(50)	(9)	(140)
Normative return on external funds	9	59	37	6	111	14	77	44	7	142	12	72	45	5	134
Past service cost	-	(5)	-	-	(5)	-	-	-	-	-	-	(6)	-	6	-
Effect of curtailments and settlements	-	22	1	0	23	59	(7)	12	23	87	4	(4)	4	3	7
Total (before minimum funding requirement liability)	(44)	2	(94)	(19)	(155)	7	(30)	(93)	(6)	(122)	(48)	(38)	(110)	(9)	(205)
Change in minimum funding requirement liability (IFRIC14)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	(44)	2	(94)	(19)	(155)	7	(30)	(93)	(6)	(122)	(48)	(38)	(110)	(9)	(205)

8.2. SHARE-BASED PAYMENT

Stock options and performance shares are granted to Group management and certain employees under equity-settled share-based payment plans. These plans are recognized in accordance with IFRS 2 – Share-based Payment.

A. Performance share plans

(1) Peugeot S.A. performance share plans

Main features of the performance share plans

Performance share plans - Key features
	2015 plan	2016 plan	2017 plan	2018 plan	2019 plan	2020 plan	Total
Date of Shareholders' Meeting	3/24/2013	4/27/2016	4/27/2016	4/27/2016	4/24/2018	4/24/2018
Managing board meeting date	2/27/2015	6/2/2016	4/10/2017	4/9/2018	5/20/2019	5/11/2020
Vesting date of shares	31/03/2017 for French tax résidents 31/03/2019 for non-French tax résidents	30/06/2019 (Fraction 1) 30/06/2020 (Fraction 2)	14/04/2020 (Fraction 1) 14/04/2021 (Fraction 2)	10/04/2021 (Fraction 1) 10/04/2022 (Fraction 2)	23/05/2022 (Fraction 1) 23/05/2023 (Fraction 2)	5/11/2023
Weighted average fair value at the grant date	15.13 €	11.71 €	15.38 €	18.48 €	17.69 €	10.34 €
Total number of shares granted
Outstanding shares unvested at January 1, 2018	379,000	2,166,500	2,661,500	-	-	-	5,207,000
Granted	-	-	-	2,700,000	-	-	2,700,000
Vested	-	-	-	-	-	-	-
Cancelled or forfeited	(13,000)	(106,000)	(109,000)	(82,500)	-	-	(310,500)
Outstanding shares unvested at January 1, 2019	366,000	2,060,500	2,552,500	2,617,500	-	-	7,596,500
Granted	-	-	-	-	3,100,000	-	3,100,000
Vested	(358,000)	(1,014,000)	-	-	-	-	(1,372,000)
Cancelled or forfeited	(8,000)	(32,500)	(100,500)	(93,000)	(18,500)	-	(252,500)
Outstanding shares unvested at January 1, 2020	-	1,014,000	2,452,000	2,524,500	3,081,500	-	9,072,000
Granted	-	-	-	-	-	3,100,000	3,100,000
Vested	-	(965,500)	(1,188,000)	-	-	-	(2,153,500)
Cancelled or forfeited	-	(48,500)	(133,842)	(170,795)	(613,854)	(474,628)	(1,441,619)
Outstanding shares unvested at December 31, 2020	-	-	1,130,158	2,353,705	2,467,646	2,625,372	8,576,881

The shares previously purchased on the market are definitively acquired at the end of an acquisition period of three or four years from the date of allocation for the 2016 and subsequent plans. This acquisition was initially subject to a service condition as well as performance conditions.

Following Groupe PSA Supervisory Board approval on December 17, 2020, the performance conditions under the 2018, 2019 and 2020 share-based plans are deemed totally or partially satisfied. This decision has been taken in anticipation of the Peugeot SA legal entity ceasing to exist as a consequence of the merger with FCA. The conditions of presence and vesting periods remain unchanged.

Performance share plans – Share-based compensation costs

The expense corresponds to the fair value determined by reference to the instruments allocated. The expense thus calculated is distributed linearly over the vesting period.
For free share allocation plans, the fair value is determined on the basis of the share price on the grant date less the distribution of dividends expected during the vesting period.

(a) 2015 performance share plan

A performance share plan was established in 2015. The vesting period ended on March 31, 2019. As at December 31, 2019, there is no share potentially attributable. The personnel expenses associated with this plan, measured in accordance with IFRS 2, was €1.4 million for 2018, excluding payroll taxes.

(b) 2016 performance share plan

A performance share plan was established in 2016. The allocation of performance shares is subject to a condition of service within Groupe PSA at the end of the vesting period. Taking into consideration the performance targets, the shares were vested in two equal parts subject to continued employment on June 3, 2019 and June 3, 2020. The personnel expenses associated with this plan, measured in accordance with IFRS 2, was €1.1 million for 2020, excluding payroll taxes (€4.8 million in 2019 and €7 million in 2018).

(c) 2017 performance share plan

A performance share plan was established in 2017. The allocation of performance shares is subject to a condition of service within Groupe PSA at the end of the vesting period. Taking into consideration the performance targets, the shares will vest in two equal parts subject to continued employment on April 14, 2020 and April 14, 2021. The personnel expenses associated with this plan, measured in accordance with IFRS 2, was €4.6 million for 2020, excluding payroll taxes (€11 million in 2019 and €11 million in 2018).

(d) 2018 performance share plan

A performance share plan was established in 2018. The allocation of performance shares is subject to a condition of service within Groupe PSA at the end of the vesting period. In light of the objectives, the shares will vest in two equal parts subject to presence within the company at April 10, 2021 and April 10, 2022. The personnel expense associated with this plan, measured in accordance with IFRS 2, was €11.2 million for 2020, excluding payroll taxes (€13.2 million in 2019 and €9.5 million in 2018).

(e) 2019 performance share plan

A performance share plan was established in 2019. The allocation of performance shares is subject to a condition of service within Groupe PSA at the end of the vesting period. In light of the objectives, the shares will vest in two equal parts for each of these two branches, subject to the continued presence of the beneficiary within Groupe PSA on December 31, before the acquisition date (May 23, 2022 and May 23, 2023). The personnel expense associated with this plan, measured in accordance with IFRS 2, was €11.6 million for 2020, excluding payroll taxes (€8.2 million in 2019).

(f) 2020 performance share plan

Following the authorization given by the Extraordinary Shareholders’ Meeting of April 24, 2018 and the Supervisory Board at its meeting of February 25, 2020, the Peugeot S.A. Managing Board adopted a performance share plan effective at May 11, 2020, subject to performance conditions. This plan covers a maximum total of 3,100,000 shares. The allocation of performance shares is subject to a condition of service within Groupe PSA at the end of the vesting period.
Initially, the definitive acquisition was subject to achieving the below performance objectives for 2020 to 2022 with interim objectives in the context of the merger:

●	Profitability through the average percentage of adjusted operating income of the Automotive division;
●	Quality through the Group World Automotive quality failure rate; and
●	Compliance with environmental requirements through the level of CO2 emissions.

The shares will vest on May 11, 2023, subject to a condition of service at the date of December 31 that precedes the vesting period concerned.

The personnel expense associated with the 2020 plan, measured in accordance with IFRS 2, was €5.3 million for the year 2020, excluding payroll taxes.

(2) Faurecia performance share plan

In 2010, Faurecia established a performance share plan for executives of group companies. These shares are subject to service and performance conditions.

The amount recognized in income for the period is an expense of €15.8 million (compared with an expense of €18.9 million in 2019 and of €20 million in 2018).

The details of performance share plans at year-end 2020 are provided in the following table:

	Maximum number of performance shares(1) due if:
(number of shares)	- objective achieved	- objective exceeded
Date of Managing Board decision:
19/07/2018	358,274	465,760
09/10/2019	828,960	1,078,310
22/10/2020	1,045,030	1,359,070
(1) Net of free shares granted cancelled.

The performance conditions for the plan attributed by the Board of July 25, 2016 have been met, the corresponding shares, i.e. 631,721 were definitely distributed in July 2020. The performance conditions for the plan attributed by the Board of July 20, 2017 having been met, the corresponding shares, i.e. 440,567 will be definitely distributed in July 2021.

8.3. MANAGEMENT COMPENSATION

Groupe PSA is directly managed by the Managing Board. Groupe PSA’s management bodies correspond to the Global Executive Committee, which includes the members of the Managing Board and other members of executive management.

The compensation details provided in the table below do not include payroll taxes. The amount of compensation to members of management bodies, includes an accrued variable compensation that is provisional.

(In million euros)	Notes	December 31, 2020	December 31, 2019	December 31, 2018
Number of Executive Committee members at 31 December		18	19	18
Fixed & variable compensation and other short-term benefits (excluding pensions)		34.6	24.2	21.7
Performance share costs (1)	8.2	8.1	9.1	9.0
(1) This is the portion of the IFRS 2 expense for the period relating to the Managing Board's members and other members of the Executive Committee.

Furthermore, the expense recognized in 2020 for the contribution to the defined contribution pension plan totaled €5.3 million for the members of the Managing Board and the other members of the Executive Committee and breaks down into €2.7 million paid to a pension fund and €2.6 million paid in cash to the beneficiaries (taking into account a scheme based on taxation upon first deposit).

The number of outstanding unvested performance shares related to the 2017, 2018, 2019 and 2020 plans and granted to the members of managing bodies is as follows:

(number of options)	December 31, 2020	December 31, 2019	December 31, 2018
Performance shares granted at December 31	1,882,040	2,452,100	2,229,000

Besides, members of Groupe PSA's management bodies are not entitled to any long-term benefits apart from pension benefits and the performance shares under the plans referred to above, or any other forms of share-based payments or any compensation for loss of office.

NOTE 9 - GOODWILL AND INTANGIBLE ASSETS – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and intangible assets are carried at amortized cost less deductions of impairment losses, pursuant to IAS 36 (see Note 9.3).

9.1. GOODWILL AND INTANGIBLE ASSETS

A. Accounting policies

Accounting policies relating to goodwill are described in Note 4.1.A.(3) and those related to research and development expenses in Note 6.3.(A).

●  Other internally-developed or purchased intangible assets, excluding research and development expenditure

The portion of development costs relating to software for internal use that corresponds to directly attributable internal or external costs necessary to create the software or improve its performance is recognized as an intangible asset when it is probable that these costs will generate future economic benefits. The capitalized costs are amortized over the estimated useful life of the software, ranging from four to twelve years. Other software acquisition and development costs are expensed as incurred.
Other intangible assets (consisting principally of patents) are amortized on a straight-line basis over the estimated useful life, not to exceed twenty years.

B. Change in carrying amount

	December 31, 2020
(in million euros)	Goodwill	Development expenditure	Brands, software and other intangible assets(3)	Intangible assets
At beginning of period	4,312	7,291	2,997	10,288
Purchases/additions (1)	-	1,862	124	1,986
Depreciation for the year	-	(1,345)	(222)	(1,567)
Impairment losses	(150)	(145)	(27)	(172)
Disposals	-	(5)	(3)	(8)
Change in scope of consolidation and others (2)	218	6	267	273
Translation adjustment	(16)	(105)	(37)	(142)
At period-end	4,364	7,559	3,099	10,658
(1)Including borrowing costs of €43 million capitalised in accordance with IAS 23 (Revised) - "Borrowing Costs" (see Note 13.2.A).
(2)Including SAS impact (see Note 4.2 for €211 million).
(3)Including €1,975 million of brands at period-end.

	December 31, 2019
(in million euros)	Goodwill	Development expenditure	Brands, software and other intangible assets	Intangible assets
At beginning of period	3,608	6,584	2,617	9,201
Purchases/additions (1)	-	1,997	149	2,146
Depreciation for the year	(30)	(1,181)	(181)	(1,362)
Impairment losses	-	(160)	(2)	(162)
Disposals	-	(10)	(8)	(18)
Change in scope of consolidation and others (2)	732	54	393	447
Translation adjustment	2	7	29	36
At period-end	4,312	7,291	2,997	10,288
(1) Including borrowing costs of €47 million capitalised in accordance with IAS 23 (Revised) - "Borrowing Costs" (see Note 13.2.A).
(2) Including Clarion impact (see Note 4.2 for €604 million).

	December 31, 2018
(in million euros)	Goodwill	Development expenditure	Brands, software and other intangible assets	Intangible assets
At beginning of period	3,321	5,844	2,425	8,269
Purchases/additions (1)	-	1,897	134	2,031
Depreciation for the year	-	(1,065)	(123)	(1,188)
Impairment losses	-	(102)	-	(102)
Disposals	-	(10)	(8)	(18)
Change in scope of consolidation and others	282	18	193	211
Translation adjustment	5	2	(4)	(2)
At period-end	3,608	6,584	2,617	9,201
(1) Including borrowing costs of €63 million capitalised in accordance with IAS 23 (Revised) - "Borrowing Costs" (see Note 13.2.A).

C. Breakdown of goodwill at period-end

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Net
Automotive Opel Vauxhall CGU	1,823	1,823	1,823
Automotive Peugeot Citröen DS and Other businesses CGU	173	171	121
Faurecia CGUs inside Faurecia Group	2,196	2,146	1,492
Faurecia CGU at PSA level	172	172	172
TOTAL	4,364	4,312	3,608

Impairment tests on goodwill allocated to the Automotive Equipment CGUs are discussed in Note 9.3.C.

9.2. PROPERTY, PLANT AND EQUIPMENT

A. Accounting policies
(1) Gross value
In accordance with IAS 16 - Property, Plant and Equipment, property, plant and equipment are stated at acquisition or production cost. They are not revalued.
Capitalized costs include the portion of specific tooling expenses incurred by Groupe PSA under cooperation agreements that is not billed to its partners.
The cost of items of property, plant and equipment that take at least twelve months to get ready for their intended use includes related borrowing costs (see Note 13.2.A).
Government grants are recognized as a reduction in the cost of the corresponding assets.
Maintenance costs are expensed as incurred.
Leased assets include vehicles leased to retail customers by Groupe PSA's companies and vehicles sold with a buyback commitment, which are recognized according to the method described in Note 6.1.A.(1)(a).
Assets used under leases, as defined in IFRS 16 - Leases, are recognized as rights of use at an amount equal to the present value of the future lease payments over the term of the lease (recognized as financial liabilities), plus any lease payments made in advance and any initial direct costs incurred, less any lease incentives received. The cost may also include an estimate of costs to be incurred in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.
The assets are depreciated by applying the method and rates indicated below.

(2) Depreciation
(a) Standard method
Depreciation is calculated on a straight-line basis to write off the acquisition or production costs of the assets, less any residual value, over their estimated useful lives. Property, plant and equipment generally has no residual value, except for leased vehicles. The main useful lives of property, plant and equipment are as follows:

(in years)
Buildings	40
Material and toolings	4 – 16
Computer equipment	3 – 4
Vehicles and handling equipment	4 – 7
Fixtures and fittings	10 – 30

The useful lives are reviewed periodically, in particular in the case of decisions to stop manufacturing a vehicle or a mechanical component.

(b) Specific tooling

In the Peugeot Citroën DS and Opel Vauxhall Automotive segments, specific tooling is depreciated over the estimated lives of the corresponding models, which are generally shorter than the useful lives of the tooling concerned due to the frequency of model changes.
In the Automotive Equipment segment, specific tooling is depreciated based on the quantity of parts delivered to the customer, provided that accumulated depreciation at each year-end does not represent less than the amount that would be recognized if the asset were depreciated on a straight-line basis over five years.

B. Breakdown of property, plant and equipment

The carrying amount of property, plant and equipment can be analyzed as follows:

	December 31, 2020
(in million euros)	Land and buildings	Plant and equipment	Leased vehicles(1)	Fixtures, fittings and other	Assets under construction	Total
Net
At beginning of period	2,205	7,259	3,763	426	1,634	15,287
Purchases/additions	55	814	-	44	969	1,882
Depreciation for the year	(162)	(1,518)	4	(116)	-	(1,792)
Impairment losses	(4)	(73)	-	-	-	(77)
Disposals	(53)	(48)	-	(14)	-	(115)
Transfers and reclassifications	53	364	-	19	(435)	1
Change in scope of consolidation and other (1)	27	307	260	74	(498)	170
Translation adjustment	(45)	(109)	(33)	(6)	(71)	(264)
AT PERIOD-END	2,076	6,996	3,994	427	1,599	15,092
Gross value	6,261	34,018	4,320	1,393	1,624	47,616
Accumulated depreciation and impairment	(4,185)	(27,022)	(326)	(966)	(25)	(32,524)
(1) "Change in scope of consolidation and other" movements in “Leased vehicles” includes net changes for the year (additions less disposals).

	December 31, 2019
(in million euros)	Land and buildings	Plant and equipment	Leased vehicles (1)	Fixtures, fittings and other	Assets under construction	Total
Net
At beginning of period	2,203	6,345	3,547	408	1,633	14,136
1st implementation of IFRS 16	(23)	(2)	-	(1)	(14)	(40)
At 1st January 2019	2,180	6,343	3,547	407	1,619	14,096
Purchases/additions (1)	81	1,269	-	47	1,368	2,765
Depreciation for the year	(176)	(1,414)	(5)	(113)	-	(1,708)
Impairment losses	(12)	(103)	-	-	(6)	(121)
Disposals	(201)	(81)	-	(5)	(10)	(297)
Transfers and reclassifications	35	739	-	41	(816)	(1)
Change in scope of consolidation and other (2)	285	510	191	49	(501)	534
Translation adjustment	13	(4)	30	-	(20)	19
At period-end	2,205	7,259	3,763	426	1,634	15,287
Gross value	6,485	34,372	4,095	1,328	1,664	47,944
Accumulated depreciation and impairment	(4,280)	(27,113)	(332)	(902)	(30)	(32,657)
(1) Change in scope of consolidation and other" movements in “Leased vehicles” includes net changes for the year (additions less disposals).

	December 31, 2018
(in million euros)	Land and buildings	Plant and equipment	Leased vehicles (2)	Fixtures, fittings and other	Assets under construction	Total
Net
At beginning of period	2,309	5,654	3,299	340	1,616	13,218
Purchases/additions (1)	100	1,040	-	99	1,278	2,517
Depreciation for the year	(188)	(1,329)	(14)	(96)	-	(1,627)
Impairment losses	(14)	(27)	-	-	3	(38)
Disposals	(118)	(78)	-	(19)	-	(215)
Transfers and reclassifications	22	546	-	39	(607)	-
Change in scope of consolidation and other (2)	104	559	266	47	(639)	337
Translation adjustment	(12)	(20)	(4)	(2)	(18)	(56)
At period-end	2,203	6,345	3,547	408	1,633	14,136
Gross value	6,570	33,014	3,841	1,165	1,657	46,247
Accumulated depreciation and impairment	(4,367)	(26,669)	(294)	(757)	(24)	(32,111)
(1) Including property, plant and equipment acquired under finance leases for €14million. Borrowing costs capitalised in accordance with IAS 23 (Revised) - "Borrowing Costs" amounted to €17 million (see Note 13.2.A).

(2) Change in scope of consolidation and other" movements in "Leased vehicles" includes net changes for the year (additions less disposals).

In 2018, Groupe PSA reviewed the useful life of its tangible assets in order to comply with the durations observed. This led to a decrease in depreciation charges of €133 million over the year.

C. Rights of use

	December 31, 2020
(in million euros)	Land and buildings	Plant and equipment	Fixtures, fittings and other	Total
Net
At January 1, 2020	1,395	109	131	1,635
Purchases/additions	233	182	45	460
Depreciation for the year	(247)	(59)	(50)	(356)
Impairment losses	(14)	-	-	(14)
Disposals	(19)	(13)	(10)	(42)
Change in scope of consolidation and other	68	(2)	(6)	60
Translation adjustment	(55)	(2)	(2)	(59)
AT PERIOD-END	1,361	215	108	1,684
Gross value	1,845	295	187	2,327
Accumulated depreciation and impairment	(484)	(80)	(79)	(643)

The Right of use of €1,684 million as at December 31, 2020 is composed of €914 million for Faurecia and €770 million for the rest of Groupe PSA.

	December 31, 2019
(in million euros)	Land and buildings	Plant and equipment	Fixtures, fittings and other	Total
Net
Reclassification of finance leases	23	2	15	40
1st implementation of IFRS 16	1,329	68	110	1,507
At January 1, 2019	1,352	70	125	1,547
Purchases/additions	313	51	63	427
Depreciation for the year	(234)	(33)	(51)	(318)
Impairment losses	(14)	-	-	(14)
Disposals	(39)	-	(9)	(48)
Change in scope of consolidation and other	6	21	3	30
Translation adjustment	11	-	-	11
AT PERIOD-END	1,395	109	131	1,635
Gross value	1,650	143	183	1,976
Accumulated depreciation and impairment	(255)	(34)	(52)	(341)

The Right of use of €1,635 million as at December 31, 2019 is composed of €877 million for Faurecia and €758 million for the rest of Groupe PSA (at January 1, 2019, the respective figures were €726 million and €781 million).

D. Leased vehicles

Leased vehicles totaling an amount of €3,994 million as of December 31, 2020 (€3,763 million as of December 31, 2019) include vehicles leased to retail customers by Groupe PSA's companies and vehicles sold with a buyback commitment, which are recognized according to the method described in Note 6.1.A.(1)(a).

9.3. ASSET IMPAIRMENT

A. Accounting policies

Under IAS 36 "Impairment of Assets", the carrying amount of property, plant and equipment and intangible assets is tested for impairment whenever there are indicators of impairment and at least once a year for assets with indefinite useful lives, which are primarily goodwill and brands. Indicators of impairment include a significant fall in volumes, deteriorating profitability, and technological or regulatory developments that adversely impact the business.
The recoverable amount of an asset is the higher of its value in use and its fair value less costs to sell. For the purpose of impairment testing, the carrying value of the asset or group of assets tested is usually compared with its estimated value in use and, if lower than its carrying value, with its fair value less costs to sell. Value in use is usually measured as the net present value of estimated future cash flows. The recoverable value of brands is estimated by reference to market royalties.
A cash-generating unit is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (a "CGU").
For the purpose of impairment testing, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of the CGU to which the asset belongs.
In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU that are not reflected in the estimated future cash flows.
An impairment loss is recognized if the recoverable amount is lower than the carrying amount of the asset or group of assets tested. For purpose of measuring the carrying amount of the asset or group of assets tested, the IFRS 16 right of use net of lease liabilities related to the assets or group of assets tested is included.  The impairment loss is first allocated to any goodwill allocated to the CGU (when applicable), then to other assets of the CGU, on a pro rata basis of the carrying amount of each of the asset in the CGU.

For purpose of impairment testing, CGUs of Groupe PSA are as follows:

- In the Automotive segment, CGUs are based on geography for Peugeot Citroën DS with Opel Vauxhall considered as a separate CGU;
- In the Automotive equipment segment, the four business CGUs are tested separately. The CGU of Faurecia as a whole is considered for the purpose of the Faurecia goodwill testing at PSA level.
- Banque PSA Finance partnerships with Santander Consumer Finance and with BNP Paribas Personal Finance are each a CGU; and,
- Several CGUs corresponding to other businesses, mainly the goodwill and brands of Celor/Aramis and Free2move.
Furthermore, at a lower level, brands (e.g. Opel and Vauxhall) are tested yearly, and, in case of indication of impairment, vehicles (capitalized R&D including related technology and toolings specific to a vehicle) are tested based on cash flows associated with such assets or group assets through the Automotive segment.

B. Impairment test on the CGU and individual assets of the Automotive segment

Goodwill and intangible assets with an indefinite useful life

The forecasts used in the context of the impairment tests as of December 31, 2020 come from the Groupe PSA Medium-Term Plan (“MTP”) 2021-2023, approved by the Supervisory Board of Groupe PSA, without any impact of the merger with FCA. These forecasts take into account the consequences of the COVID-19 crisis and their expected impacts on the volumes of the automotive market, as well as the savings plans undertaken by Groupe PSA. As of December 31, 2019 and 2018, the MTP, approved by the Supervisory Board of Groupe PSA is taken as a reference in the test for years up to 2022.

Groupe PSA has carried out sensitivity tests of the results with the following assumptions:

■	+0.5% of the discount rate for cash flows;
■	-0.5% of the adjusted operating income rate of the terminal value; and
■	-5% on the volume of vehicle sales on the period of the MTP.

The impairment test results are presented for each of the CGUs. The results of the sensitivity tests are disclosed only if they would result in an additional impairment.

Forecasts from the MTP 2021-2023 take into account the main markets trends with the required LEV1 mix to position Groupe PSA on its CO2 compliance trajectory to 2025-2030 based on enacted environmental laws and regulations. Groupe PSA’s products plan reflected in these forecasts covers all the new electrification technologies (BEV2, PHEV3, MHEV4, FCEV5), to be deployed on the whole cars range, with at least one electrified version per vehicle in 2025.

Opel Vauxhall CGU

The Opel Vauxhall goodwill, as well as the Opel and Vauxhall brands, are subject to an annual impairment test. They are allocated to the Opel Vauxhall Automotive CGU. The net carrying amount of all property, plant and equipment, including the IFRS 16 right of use net of the lease debt and net of buy back assets, and intangible assets included in this CGU is €5.6 billion as of December 31, 2020, of which goodwill and intangible assets with an indefinite useful life represent €3.6 billion. The net cash generated by the 2021-2023 MTP, was discounted at an after-tax rate of 9% (the same as of December 31, 2019 and 2018), with a terminal value discounted at 10% (the same as of December 31, 2019 and 2018) that takes into account a growth rate to infinity of 1% (the same as of December 31, 2019 and 2018). The test did not result in an impairment.

Europe CGU

In the Peugeot Citroën DS business segment CGUs, the Europe CGU is subject to an annual impairment test. The net carrying amount of all property, plant and equipment, including the IFRS 16 right of use net of the lease debt and net of buy back assets, and intangible assets included in this CGU is €12 billion of assets as of December 31, 2020, including non-depreciable assets of €0.1 billion which were not subject to significant impairment through this test. The net cash generated by the 2021-2023 MTP was discounted at an after-tax rate of 9% (the same as of December 31, 2019 and 2018) with a terminal value discounted at 10% (the same as of December 31, 2019 and 2018) that takes into account growth rate to infinity of 1% (the same as of December 31, 2019 and 2018). The test did not result in an impairment.

1 Low Emission Vehicle
2 Battery Electric Vehicle
3 Plug-in Hybrid Electric Vehicle
4 Mild-Hybrid Electric Vehicle
5 Full Cell Electric Vehicle

Celor/Aramis CGU

The CGU Celor / Aramis was subject to an impairment test to cover tangible and intangible assets and goodwill of €97 million. The net projected cash generated was discounted with an after-tax rate of 9%. The test did not result in an impairment.

Latin America CGU

In the Latin America CGU, the net carrying amount of all property, plant and equipment, including the IFRS 16 right of use net of the lease debt and net of buy back assets, and intangible assets included in this CGU is €369 million of assets as of December 31, 2020. For the Latin America CGU, the discount rate applied was 14.5% (13.4% as of December 31, 2019 and 16.5% as of December 31, 2018) and the growth rate to infinity was 3.5% (3.5% as of December 31, 2019 and 3.5% as of December 31, 2018).

Impairments were recorded in 2020 for €15.1 million, due to revised projections of volumes and profitability.

Eurasia CGU

For the Eurasia CGU, the discount rate applied was 13% (the same as of December 31, 2019 and 2018).

Impairments were recorded for €36 million, due to revised projections of volumes and profitability.

Other assets

Specific assets for China

In addition, the research and development individual assets held by the fully consolidated companies of the Peugeot Citroën DS business segment and dedicated to the Chinese activities have been impaired by €120 million in 2020, in addition to €173 million in 2019 and €78 million in 2018.

Other specific assets other than China

The impairment tests are based on volume and profitability projections and are discounted at a rate of 9% (discount rate unchanged compared to December 31, 2019 and 2018). Those tests did not result in any significant impairment.

The sensitivity tests performed on the three criteria would not result in a significant additional impairment.

C. Impairment test on Faurecia group CGUs and other assets

FAURECIA GROUP CGUs

The carrying amount of each CGU was compared with the higher of its fair value and value in use. Value in use is defined as the present value of estimated future cash flows expected to be generated by each cash-generating unit based on the latest projections from the Medium-Term Plan (2021–2023 plan revised at last quarter of 2020).

The main assumption affecting value in use is the level of operating income, particularly for the calculation of terminal value. The calculation was performed by extrapolating to infinity projected cash flows for the last year of the Medium-Term Plan (2023) using a growth rate of 1.4% (1.4% in 2019 and 2018),  except for Clarion Electronics for which 2% was used.

The weighted average cost of capital used to discount future cash flows is reviewed each year by an independent expert, and is set at 9.5% for 2020 (9% in 2019 and 2018) for all the CGUs, except Clarion. They all bear the same specific risks relating to the automotive supplier sector and the CGUs multinational operation does not justify using geographically different discount rates except for Clarion Electronics, for which a discount rate of 8.75% (8% in 2019) was used to take into account a slightly different country exposure.

The tests performed as of December 31, 2020 did not show any indication of further impairment in goodwill for Seating, Interiors and Clean Mobility. An impairment of €150 million on the goodwill of Clarion Electronics had been booked as of June 30, 2020; the test as of December 31, 2020 has not resulted in any additional impairment.

The statement of financial position’s values are presented in the table below:

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
> Seating	850	850	843
> Clean Mobility	445	465	377
> Interior Systems	505	295	272
> Clarion Electronics (1)	396	536	-
TOTAL	2,196	2,146	1,492
(1) Following the acquisition of Clarion in March 2019, the Faurecia group now has a fourth operational unit which combines the activities of electronic smart cockpit and software integration

The recoverable amount of the assets is greater than their carrying value, and the combined sensitivity to changes in assumptions (0.5 percentage point increase in the discount rate, 0.5 percentage point reduction in the perpetual growth rate and 0.5 percentage point reduction in the perpetual operating income) did not trigger any impairment of goodwill.

In compliance with the US withdrawal decision from the JCPOA(1), Groupe PSA wound down its activities in the Iranian automotive sector by August 6, 2018. In this context, Faurecia impaired various assets used in business in Iran for a total amount of €17 million in 2018.

(1) Joint Comprehensive of Action Plan signed in Vienna

FAURECIA CGU IN THE ACCOUNTS OF GROUPE PSA

The stock market value of the Faurecia shares held by Peugeot S.A. at December 31, 2020 was €2,271 million (€3,072 million in 2019 and €2,115 million in 2018) based on a share price of €41.83, representing the price that would be paid in a transaction between minority shareholders not leading to the acquisition of control. Groupe PSA's share of Faurecia's net assets in the consolidated statement of financial position is valued at € 1,444 million (including a goodwill of €107 million recorded at Peugeot S.A.).

In light of these values, no impairment loss was recognized on the Faurecia goodwill at December 31, 2020. Applying the same approach, no impairment loss was recognized on the Faurecia goodwill at December 31, 2019 and December 31, 2018.

9.4. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENT LIABILITIES RELATED TO OPERATING ACTIVITIES

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Capital commitments for the acquisition of non-current assets	1,379	1,405	1,350
Orders for research and development work	15	11	10
Non-cancellable lease commitments (1)	149	301	1,809
TOTAL	1,543	1,717	3,169
(1)IFRS 16 impact (see Note 3.3).

A. Capital commitments for the acquisition of non-current assets

This item corresponds mainly to commitments to purchase property, plant and equipment. It also includes Groupe PSA's commitment towards the two "Fonds d’Avenir Automobile" funds (FAA tier 1 and tier 2) set up to support automotive equipment manufacturers. Groupe PSA's total commitment to FAA amounted to €204 million (of which €4 million for Faurecia). At December 31, 2020, Groupe PSA had already paid €154.7 million into these two funds.

NOTE 10 - OTHER NON-CURRENT ASSETS AND LIABILITIES

10.1. OTHER NON-CURRENT ASSETS

(in million euros)	Notes	December 31, 2020	December 31, 2019	December 31, 2018
Excess of payments to external funds over pension obligations	8.1.E	704	851	640
Units in the FAA funds		29	39	48
Derivative instruments		34	11	8
Equity investments		110	196	409
Guarantee deposits and other		608	636	564
TOTAL		1,485	1,733	1,669

Groupe PSA has invested in the two funds "Fonds d’Avenir Automobile" (FAA - tier 1 and tier 2). These units have been classified as “at fair value through profit or loss" in accordance with IFRS 9 (see Note 13.7.C.(2)). They are reported as non-current assets because of the lock-up applicable to Groupe PSA's investment.

10.2. OTHER NON-CURRENT LIABILITIES

(in million euros)	Notes	December 31, 2020	December 31, 2019	December 31, 2018
Liabilities related to vehicles sold with a buyback commitment	6.1.A.(1).(a)	5,064	4,932	4,667
Other		297	241	259
TOTAL		5,361	5,173	4,926

NOTE 11 - CURRENT AND NON-CURRENT PROVISIONS

ACCOUNTING POLICIES
In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized when, at the statement of financial position date, the Group has a present obligation towards a third party, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and no inflow of resources of an equivalent amount is expected. Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan.
In application of IFRIC – 21 Levies charged by public authorities, taxes levied by public authorities are recognized as of the date of their tax generating event.
Provisions are discounted only when the effect is material. In this case, the discount rate is based on a risk-free rate.
Provisions are classified in current and non-current based on operating cycle.
Warranties
Under IFRS 15, when warranties provided to customers are designed to cover defects in the vehicles sold, a provision is recorded to cover the estimated cost of vehicle and spare part warranties at the time of sale to independent dealer networks or end-customers.

The provision for warranties mainly concerns sales of new vehicles, where the contractual obligations generally cover two years. It corresponds to the expected cost of warranty claims related to vehicles and replacement parts. The amount expected to be recovered from suppliers is recognized as an asset, under "Miscellaneous other receivables" (Note 7.3.A).

Provisions for tax claims concern a number of claims on operating taxes primarily outside France, notably in Brazil.

Groupe PSA remained focused on CO2 performance and met European targets in 2020, in line with prior commitments. It complied with its CO2 objectives both on the optimization of ranges in terms of ICE emissions and on the growth of LEV sales volumes (a significant increase with 120,000 registrations in 2020). Consequently, no provision is recognized in its 2020 statement of financial position.

(in million euros)	December 31, 2019	Additions	Releases (utilisations)	Releases (unused provisions)	Recognised in equity during the period	Change in scope of consolidation and other	December 31, 2020
Pensions (Note 8.1)	1,167	178	(29)	(23)	166	(109)	1,350
Other employee benefit obligations and others	178	51	(25)	(3)	(2)	29	228
Total non-current provisions	1,345	229	(54)	(26)	164	(80)	1,578
Warranties	1,419	462	(561)	(200)	-	(44)	1,076
Commercial and tax claims and litigations	942	94	(137)	(96)	-	(79)	724
Restructuring plans (1)	1,762	667	(734)	(315)	-	(32)	1,348
Long-term and operating contract losses	273	337	(436)	(16)	-	(15)	143
Others	545	152	(62)	(85)	-	(33)	517
Total current provisions	4,941	1,712	(1,930)	(712)	-	(203)	3,808
(1) The main additions for restructuring plans are discussed in Note 6.4

Expected maturity

		Expected to be settled			Expected to be settled
(in million euros)	December 31, 2020	within twelve months	beyond twelve months	December 31, 2019	within twelve months	beyond twelve months
Pensions	1,350	4	1,346	1,167	62	1,105
Other employee benefit obligations and others	228	70	158	178	2	176
Total non-current provisions	1,578	74	1,504	1,345	64	1,281
Warranties	1,076	652	424	1,419	719	700
Commercial and tax claims and litigations	724	458	266	942	625	317
Restructuring plans	1,348	664	684	1,762	977	785
Long-term and operating contract losses	144	122	22	273	155	118
Others	516	344	172	545	339	206
Total current provisions	3,808	2,240	1,568	4,941	2,815	2,126

NOTE 12 - EQUITY METHOD INVESTMENTS

The share in earnings of equity method investments represents Groupe PSA’s share of the earnings of those companies, plus any impairment of equity method investments.
Share in net earnings of equity method investments also include any impairments on financial loans granted to an equity method company.
Share in net asset of equity method investments also include any Goodwill related to the acquisition of the equity method company, as well the impairments of this Goodwill.
Gains on disposals of equity method investments are recorded in operating income.

Equity method investments include:
●	joint ventures in the automotive activities with Dongfeng Motor Group located in China. The joint venture with Changan (CAPSA) has been disposed during 2020;
●	finance companies in partnership with:
o
Santander Consumer Finance covering the financing and insurance of the Peugeot, Citroën and DS brands’ operations in the following countries: France, the United-Kingdom, Malta, Spain, Switzerland (disposed as at June 2020), Italy, the Netherlands, Belgium, Germany, Austria, Brazil and Poland (see Note 12.4.A);

o
BNP Paribas Personal Finance covering the financing of the Opel and Vauxhall brands’ operations in the following countries: Germany, France, the Netherlands, the United-Kingdom, Sweden and Switzerland (see Note 12.4.B);

o	as well as the joint company with Dongfeng Motor Group in China; and
●	the companies over which Groupe PSA has significant influence, mainly Gefco.

12.1. CHANGES IN THE CARRYING AMOUNT OF EQUITY METHOD INVESTMENTS

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
At beginning of period	3,323	3,444	3,472
Dividends and profit transfers	(299)	(251)	(145)
Share of net earnings	(87)	(24)	(44)
Newly consolidated companies	100	182	13
Capital increase (reduction)	47	334	210
Changes in scope of consolidation and other (1)	109	(378)	(37)
Translation adjustment	(41)	16	(25)
At period-end	3,152	3,323	3,444
O/w Dongfeng Peugeot Citroën Automobile goodwill	-	77	76
O/w Dongfeng Peugeot Citroën Automobile Finance Company Ltd goodwill	2	2	3
O/w Gefco goodwill	93	93	57
O/w Auto Avaliar and UAP goodwill	24	11	-
(1)In 2019 of which €272 million in OVF for multi-branch and €107 million in DPCS for transfer of shares to provisions.

12.2. SHARE IN NET ASSETS OF EQUITY METHOD INVESTMENTS

(in million euros)	Latest % interest	December 31, 2020	December 31, 2019	December 31, 2018
Dongfeng Peugeot Citroën Automobile (1) Dongfeng Peugeot Citroën Automobile Sales Co and Dongfeng Peugeot Citroën International Co	50%	-	269	645
Changan PSA Automobiles Co., Ltd	50%	-	(123)	(65)
Other		107	49	10
Automotive Peugeot Citroën DS(1)		107	195	590
Automotive equipment		177	240	144
Gefco	25%	184	161	166
Automotive Cells Company SE (ACC)	50%	16	-	-
Shandong UAP	30%	36	-	-
Peugeot Scooters(2)	0%	-	-	(11)
Other activities		236	161	155
Manufacturing and sales activities		520	596	889
Finance companies in partnership with Santander Consumer Finance	50%	1,939	1,899	1,685
Finance companies in partnership with BNP Paribas Personal Finance	50%	578	590	588
Dongfeng Peugeot Citroën Automobile Finance Company Ltd (1)	25%	115	115	99
Finance activities		2,632	2,604	2,372
Total		3,152	3,200	3,261
(1)Including goodwill (see Note 12.1) DPCA and DPCS shares valuehave been totally amortized and set to zero.
(2)Peugeot Scooters were sold to the Indian groupe Mahindra Two Wheelers Europe in October 2019.

The share in net assets of equity method investments breaks down into €3,152 million (€3,323 million at December 31, 2019 and €3,444 million at December 31, 2018) for companies with positive net equity, reported under "Equity method companies" without any companies with negative net equity as of December 31, 2020 (€123 million at December 31, 2019 and €183 million at December 31, 2018).

12.3. SHARE IN NET EARNINGS OF EQUITY METHOD INVESTMENTS

(in million euros)	Latest % interest	2020	2019	2018
Dongfeng Motor Company cooperation agreement :		(430)	(383)	(234)
> Dongfeng Peugeot Citroën Automobiles (1)	50%	(301)	(225)	(110)
> Dongfeng Peugeot Citroën Automobiles Sales Co	50%	(129)	(158)	(124)
Changan PSA Automobiles Co., Ltd:	0%	(9)	(50)	(68)
> Saïpa Citroën Company	50%	-	-	(148)
> Other entities		(7)	(24)	2
Others		(7)	(24)	(146)
Automotive(1)		(446)	(457)	(448)
Automotive equipment		(13)	38	31
Gefco	25%	21	29	24
Automotive Cells Company SE	50%	-	-	-
Shandong UAP	30%	-	-	-
Peugeot Scooters (2)	0%	-	(6)	(11)
Other activities		21	23	13
Manufacturing and sales activities		(438)	(396)	(404)
Finance companies in partnership with Santander Consumer Finance	50%	276	280	241
Finance companies in partnership with BNP Paribas Personal Finance	50%	64	76	106
Dongfeng Peugeot Citroën Automobile Finance Company Ltd (1)	25%	11	16	13
Finance activities		351	372	360
Total		(87)	(24)	(44)
(1)Including goodwill (see Note 12.1).
(2)Peugeot Scooters were sold to the Indian group Mahindra Two Wheelers Europe in October 2019.

12.4. KEY FINANCIAL DATA OF EQUITY METHOD INVESTMENTS

Detailed data about the equity method investments is presented below.

A. Santander agreement in the financing activities

The combined financial statements of all the partnerships s with Santander are presented in summary form in the tables below.

The scope of the partnership with Santander includes at December 31, 2020 ten European countries as well as Brazil.

Earnings items at 100%

In million euros	2020	2019	2018
Interest revenue	2,249	2,178	1,975
Interest expenses	(979)	(951)	(854)
Net banking revenue	1,270	1,227	1,121
General operating expenses and others	(370)	(397)	(384)
Gross operating income	900	830	737
Cost of risk	(113)	(64)	(23)
Operating income from continuing operations before tax (1)	787	766	714
Non operating items	(8)	(6)	(11)
Income from continuing operations before tax	779	760	703
Income taxes	(227)	(199)	(219)
Profit (loss) for the period	552	561	484
Group's share in the profit (loss) of the period (Share in net earnings of companies at equity)	276	281	242
Income and expenses recognised in equity, net	(48)	(256)	(15)
Other information	-	-	-
Net dividend received from the joint venture(s) by Groupe PSA	208	136	105
(1)No material effects from IFRS 16 application in 2019.

Statement of financial position’s at 100%

In million euros	December 31, 2020	December 31, 2019	December 31, 2018
Customer loans and receivables	30,685	31,688	27,940
Other assets (1)	3,534	3,688	2,916
Total assets	34,219	35,376	30,856
Financing liabilities (1)	23,207	24,765	22,038
Other liabilities	7,171	6,855	5,455
Equity	3,841	3,756	3,363
Total liabilities	34,219	35,376	30,856
(1) O/w €25 million as at January 1, 2019 for the first time application of IFRS 16.

B. BNP Paribas agreement in the financing activities

The combined financial statements of all the partnerships with BNP Paribas Personal Finance are presented in summary form in the tables below.

The scope of the partnership with BNP Paribas Personal Finance includes at December 31, 2020 six European countries.

Earnings items at 100%

In million euros	2020	2019	2018
Interest revenue	704	743	680
Interest expenses	(298)	(277)	(165)
Net banking revenue	406	466	515
General operating expenses and others	(196)	(225)	(249)
Gross operating income	210	241	266
Cost of risk	(37)	(19)	(15)
Operating income from continuing operations before tax (1)	173	222	251
Non operating items	(1)	(13)	28
Income from continuing operations before tax	172	209	279
Income taxes	(43)	(57)	(68)
Profit (loss) for the period	129	152	211
Group's share in the profit (loss) of the period (Share in net earnings of companies at equity)	64	76	106
Income and expenses recognised in equity, net	(7)	-	(2)
Other information
Net dividend received from the joint venture(s) by Groupe PSA	72	74	-
(1)No material effects from IFRS 16 application in 2019.

Statement of financial position’s items at 100%

In million euros	December 31, 2020	December 31, 2019	December 31, 2018
Customer loans and receivables	10,501	11,064	9,817
Other assets (1)	1,422	1,593	551
Total assets	11,923	12,657	10,368
Financing liabilities (1)	8,726	9,444	7,549
Other liabilities	2,040	2,033	1,641
Equity	1,157	1,180	1,178
Total liabilities	11,923	12,657	10,368
(1)O/w €8 million as at January 1st 2019 for the first time application of IFRS 16.

C. Summarized information of equity method investments

Earnings items at 100%

	In million euros
	2020	2019	2018
Sales	10,524	12,469	16,283
Adjusted operating income (loss)	421	819	982
Income from continuing operations	(21)	(299)	(119)
Net income	(352)	(299)	(119)

Statement of financial position’s items at 100%

	In million euros
	2020	2019	2018
Assets
Non-current assets	3,113	4,107	3,876
Current assets	50,876	52,771	46,529
Total Assets	53,988	56,877	50,405
Liabilities
Non-current liabilities	1,514	1,664	1,038
Current liabilities	45,785	48,747	42,894
Equity	6,689	6,467	6,473
of which Non controlling interests	-	-	-
Total Equity and Liabilities	53,988	56,877	50,405

12.5. IMPAIRMENT OF EQUITY METHOD  INVESTMENTS IN THE AUTOMOTIVE BUSINESS

The companies accounted for using the equity method in the Automotive business include the companies in partnership with Dong Feng Motor Company Group and the company in partnership with Changan Group (until its disposal in 2020), based in China.

The non-current assets of these companies are tested for impairment on the basis of the same principles as applicable to the Automotive business of Groupe PSA (see Note 9.3.B). When there are indicators of impairment, the assets that are specific to the vehicle models are tested separately and all assets (including those that are not specific to the models) are tested in aggregate at the level of each partnership.

Dongfeng

At December 31, 2020, impairment testing at the companies in partnership with the Dongfeng Motor Group resulted in the recognition of an impairment in the amount of €45 million in Groupe PSA’s share (i.e. RMB 363 million).

In addition to these tests, Groupe PSA has performed an impairment test of its equity method investments and loans to, the companies in partnership with the Dongfeng Motor Group. The recoverable amount of the equity method investments was determined by evaluating the value in use based on cash flow forecasts. These forecasts are taken from the most recent estimations for 2021-2025. The terminal value is determined with reference to the data in the final years of the plan considering a growth rate to infinity of 2.6% (the same as in 2019 and 3.0% in 2018). The future cash flows are discounted using an after-tax rate of 12.5% (12.5% in 2019 and 13.5% in 2018).

As a consequence of these tests, the group has fully impaired the equity method investments for automotive partnerships with Dongfeng for an amount of €64.4 million (including goodwill).

In addition, an impairment of €113.5 million and a write-off of €50 million were recognized for the loans granted to the companies in partnership with Dongfeng Motor Group. These amounts are recognised in Share in net earnings of companies at equity (see note 12.4).

At December 31, 2019, impairment testing at the companies in partnership with the Dongfeng Motor Group resulted in the recognition of an impairment in the amount of €87 million in Groupe PSA’s share (i.e. RMB 682 million).

At December 31, 2018, impairment testing at the companies in partnership with the Dongfeng Motor Group resulted in the recognition of an impairment in the amount of €133 million in Groupe PSA’s share (i.e. RMB 1,050 million).

Changan

Changan was sold during 2020.
At December 31, 2019, the equity investment of Changan PSA Automobile Co, Ltd remained fully impaired. An additional provision of €50 million was recorded in 2019 to accrue for Groupe PSA commitments (resulting in a total provision of €78 million).

At December 31, 2018, the equity investment of Changan PSA Automobile Co, Ltd remained fully impaired. A provision of €28 million was recorded in 2018 to accrue for Groupe PSA commitments.

Financial companies in partnership

The valuation of investments in associates and joint ventures (consolidated under equity method) is not subject to impairment as of December 31, 2020.

The impairment test was done based on Mid Term Plan (MTP) forecasts as prepared in the framework of partnership governance. The net cash generated by the 2021-2023 MTP and the terminal value are discounted at an after-tax rate of 9% (the same as of December 31, 2019 and 2018), the terminal value takes into account a growth rate to infinity of 0% (the same as of December 31, 2019 and 2018).

12.6. RELATED PARTY TRANSACTIONS – EQUITY METHOD INVESTMENTS

Details of transactions with related parties, as referred to in the IFRS standards IAS 24, concluded by Groupe PSA companies during the years 2018, 2019 and 2020 are disclosed in Note 19.

NOTE 13 - FINANCING AND FINANCIAL INSTRUMENTS – MANUFACTURING AND SALES COMPANIES

13.1. ACCOUNTING POLICIES The principles governing the measurement of financial assets and liabilities within the meaning of IAS 32 and IFRS 9 are described in Note 13.7.

13.2. NET FINANCIAL INCOME (EXPENSE)

(in million euros)	2020	2019	2018
Interest income	130	81	19
Finance costs	(288)	(290)	(288)
Other financial income	50	108	159
Other financial expenses	(209)	(246)	(346)
Total manufacturing and sales companies	(317)	(347)	(456)
Finance companies		3	10
Net financial income (expense) in the consolidated statement of income	(317)	(344)	(446)

Interest income includes a gain on revaluation in 2020 of the obligation to repurchase Groupe PSA shares from DFG for €57 million (see Note 13.3).

A. Finance costs of manufacturing and sales companies

Finance costs are actual expense less the capitalized portion of assets in development.

(in million euros)	2020	2019	2018
Interest on borrowings and bank overdrafts	(276)	(248)	(293)
Interest on lease liabilities	(61)	(62)	(8)
Foreign exchange gain (loss) on financial transactions and other	(7)	(43)	(72)
Finance costs incurred	(344)	(353)	(373)
Of which Automotive Division and Other Businesses	(136)	(162)	(249)
Capitalised borrowing Costs	56	63	85
TOTAL	(288)	(290)	(288)

◾ Capitalized borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an item of property, plant and equipment or an intangible asset that takes at least twelve months to get ready for its intended use are capitalized as part of the cost of that asset (the "qualifying asset"). Groupe PSA inventories do not meet the definition of qualifying assets under IAS 23 – Borrowing Costs and their carrying amount does not therefore include any borrowing costs.

When funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period less any investment income on the temporary investment of any borrowed funds not yet used.
When funds borrowed for general corporate purposes are used to obtain a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate equal to the weighted average borrowing costs for the period of the operating segment that obtains the qualifying asset.

Finance costs incurred, net of interest income of manufacturing and sales companies

(in million euros)	2020	2019	2018
Finance costs incurred (1)	(344)	(353)	(373)
Of which Automotive Division and Other Businesses	(136)	(162)	(249)
Interest income (2)	130	81	19
Of which Automotive Division and Other Businesses	111	-	9
Total	(214)	(272)	(354)
Of which Automotive Division and Other Businesses	(25)	(162)	(240)
(1)Finance costs before capitalization of borrowing costs.
(2)Of which €57 million of revaluation of debt related to Dongfeng in 2020.

B. Other financial income and expenses of manufacturing and sales companies

(in million euros)	2020	2019	2018
Expected return on pension funds	18	22	18
Other financial income	32	86	141
Other financial income	50	108	159
Interest cost on employee benefit obligations	(19)	(32)	(23)
Ineffective portion of the change in fair value of financial instruments	(11)	(65)	(97)
Other financial expenses	(179)	(149)	(226)
Other financial expenses	(209)	(246)	(346)

13.3. CURRENT AND NON-CURRENT FINANCIAL ASSETS AND LIABILITIES EXCLUDING DERIVATIVES FINANCIAL INSTRUMENTS ON OPERATING ACTIVITIES

A. Current and Non-current financial assets

(in million euros)	December 31, 2019	Change in cash	Change in scope of consolidation	Exchange rate fluctuations	Other changes	December 31, 2020
Other non-current financial assets	652	57	(1)	(3)	16	721
Current financial assets	1,269	(692)	(88)	(1)	14	502
Financial investments	50	49	-	-	-	99
Cash and cash equivalents	17,379	4,924	-	-	-	22,303
Current and non-current financial assets	19,350	4,338	(89)	(4)	30	23,625

B. Current and Non-current financial liabilities

(in million euros)	December 31, 2019	Change in cash	Change in scope of consolidation	Exchange rate fluctuations	Other changes	December 31, 2020
Non-current financial liabilities	8,915	4,028	29	(80)	(1,810)	11,082
Current financial liabilities	2,520	(1,892)	62	(73)	1,792	2,409
Current and non-current financial liabilities	11,435	2,136	91	(153)	(18)	13,491

In the context of the contemplated merger with FCA, on December 17, 2019, Dongfeng Group (DFG) agreed to sell, and Groupe PSA agreed to buy, up to 30.7 million shares of Groupe PSA prior to the earlier of the closing of the Merger or December 31, 2020 at a price based on the market price of Groupe PSA share when Groupe PSA is notified to effect a sale by DFG (those shares will be cancelled).

On the date of commitment, a current financial liability of €685 million was initially recognized against equity to reflect Groupe PSA repurchase obligation with subsequent remeasurement of the liability recorded as financial income (expense). At December 31, 2019, this liability was remeasured at €668 million against a net financial income (expense) of €17 million.

On September 23, 2020, Groupe PSA repurchased 10 million of its own shares from DFG for a total purchase price of €164 million (excluding costs) that were subsequently cancelled and Groupe PSA and DFG agreed to amend the original agreement so that the remaining 20.7 million shares will have to be sold by DFG to third parties by December 31, 2022 in the event those shares have not been sold to Groupe PSA by December 31, 2020.

As under the amended agreement, as of December 15, 2020 the current financial liability has been remeasured to €446 million and reversed against equity as Groupe PSA no longer has the obligation to repurchase these 20.7 million shares.

13.4. BREAKDOWN OF FINANCIAL ASSETS

A. Other non-current and current financial assets and Financial investments

	December 31, 2020		December 31, 2019		December 31, 2018
(in million euros)	Non-current	Current	Non-current	Current	Non-current	Current
Financial assets classified as "at amortised cost"	284	499	241	1,269	259	841
Financial assets classified as "at fair value through profit or loss"	437	-	411	-	425	1
Financial investments "at amortised cost" (1)	-	99	-	50	-	50
Derivative instruments	-	3	-	-	-	-
Other non-current financial assets - Manufacturing and sales companies	721	601	652	1,319	684	892
Other non-current financial assets - Finance companies	-	26	11	2	28	-
Total Other financial assets in the statement of financial position	721	627	663	1,321	712	892
(1) Short-term investments are investments of surplus cash flows for which the remaining maturity and investment horizon is less than 12 months.

B. Cash and cash equivalents

Cash primarily represents cash in bank current accounts, and excludes bank overdrafts. Cash equivalents consist primarily of cash investments and negotiable debt securities that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and held in order to meet short-term cash commitments with an original maturity of three months or less according to IAS 7.

Cash and cash equivalents include the following items:

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Mutual fund units and money market securities	18,016	12,942	11,537
Cash and current account balances	4,287	4,437	3,424
Total - manufacturing and sales companies	22,303	17,379	14,961
o/w deposits with finance companies	(2)	-	(1)
Finance companies	590	454	465
Cash and cash equivalents in the statement of financial position	22,893	17,833	15,426

Cash includes the proceeds from borrowings arranged to meet future financing needs.

At December 31, 2020, cash equivalents mainly included money mutual funds for €15,148 million (€ 9,649 million at December 31, 2019 and €8,676 million at December 31, 2018), bank deposits and overnight money market notes in the amount of €1,727 million (€2,698 million at December 31, 2019 and €1,899 million at December 31, 2018) and commercial paper for €30 million (€80 million at December 31, 2019 and €80 million at December 31, 2018).

All of these instruments comply with the 'Committee of European Securities Regulators' (CESR) definition of Short-Term Money Market Funds.

13.5. BREAKDOWN OF FINANCIAL LIABILITIES

	Carrying amount at December 31, 2020		Carrying amount at December 31, 2019		Carrying amount at December 31, 2018
	Amortised cost or fair value		Amortised cost or fair value		Amortised cost or fair value
(in million euros)	Non-current	Current	Non-current	Current	Non-current	Current
Other bonds	7,799	66	5,863	47	4,021	499
Other long-term borrowings	1,803	123	1,644	927	1,144	408
Other short-term financing and overdraft facilities	-	1,871	1	1,222	-	1,239
Derivative financial instruments on financing and others	17	10	15	2	2	11
Total financial liabilities before lease liabilities	9,619	2,070	7,523	2,198	5,167	2,157
Lease liabilities(1)	1,463	339	1,392	322	90	25
Total financial liabilities	11,082	2,409	8,915	2,520	5,257	2,182
(1)In 2018, debts from finance leases

A. Main financing transactions during the year

The financial risk management policy is set out in Note 13.6.A.

The main transactions during the year were as follows:

●
On February 7, 2020, Faurecia signed a ¥30 billion credit facility with a maturity of 5 years, to refinance on a long-term basis the debt of Clarion Co Ltd. This credit facility comprises two tranches of ¥15 billion each (equivalent to approximately €123 million as of December 31, 2020, converted at a rate of €1: ¥126.49), one being a loan and the other one a renewable credit line. The proceeds of this credit line enabled Clarion Co Ltd to reimburse most of its bank debts. As of December 31, 2020, the drawn amount was at ¥20 billion yen (equivalent to approximately €165 million as of December 31, 2020, converted at a rate of €1: ¥121.24). This credit facility includes the same covenants as the €1.2 billion credit facility.

●
In response to the COVID-19 pandemic, in April 2020, PSA signed a new €3 billion syndicated line of credit maturing in April 2021 with 2 three-month extension options. This credit facility was undrawn as of December 31, 2020. In addition, in April 2020, Faurecia signed a new €800 million term loan with four banks with a maturity of 18 months, fully drawn in April 2020. It is not guaranteed by the French State. This €800 million liquidity was in addition to the €1.2 billion syndicated credit line (maturity: June 2024) of which half was drawn in March 2020. This loan includes covenants similar to those of the €1.2 billion syndicated loan.

●
In May 2020, Peugeot SA issued bonds for €1 billion maturing in May 2026, bearing an annual coupon of 2.75%. The €800 million Faurecia loan was repaid on July 31, 2020 with the proceeds of the €1 billion bond issued on July 31, 2020 in two tranches described below:

-	€700 million of 3.75% bonds maturing June 15, 2028, issued at par; and
-	€300 million of additional 2.625% bonds maturing June 15, 2025. These additional bonds were issued at a price of 97.5% of par, or a yield to maturity of 3.18%.
●	In September 2020, the €600 million drawn by Faurecia in March 2020 on the €1.2 billion syndicated facility was also repaid.
●
On October 28, 2020, Peugeot S.A. launched a consent solicitation seeking the consent of the holders on its bonds issued under Peugeot S.A’s EMTN Program. The purpose was to obtain the approval, with the required majority for each series of bonds, before the merger with FCA.

●	On November 13, 2020 the Bond holders’ General Assemblies voted in favor of the merger with FCA under each series of bonds with a very large majority.
●	In November 2020, Peugeot SA made a partial early repayment of its 2019 Schuldscheindarlehen for an amount of €37.5 million.
●	During H2 2020, Groupe PSA signed waivers with its banks to amend the documentation of its syndicated and other material credit lines to ensure they remain in force following the merger with FCA.

B. Characteristics of bonds and other borrowings

	Carrying amount at December 31, 2020
(in million euros)	Non-current	Current	Issuing currency	Due
Manufacturing and sales companies (excluding Faurecia) - Euro-denominated loans
2003 bond issue - €600m	782	10	EUR	Q3/2033
2016 bond issue - €500m	499	9	EUR	Q2/2023
2017 bond issue - €600m	598	9	EUR	Q1/2024
2017 bond issue - €100m	100	2	EUR	Q1/2024
2018 bond issue - €650m	646	10	EUR	Q1/2025
2019 bond issue - €600m	591	2	EUR	Q3/2029
2020 bond issue - €1000m	992	17	EUR	Q2/2026
Schuldschein 2019 - €522m	485	3	EUR	2023 to 2027
Faurecia
2018 bond issue - €700m	685	1	EUR	Q2/2025
2019 bond issue - €700m	682	1	EUR	Q2/2027
2019 bond issue - €750m	753	1	EUR	Q2/2026
2020 bond issue - €1000m	986	1	EUR	2025/2028
Total bond issues	7,799	66
Peugeot SA
Commitment to buy out (Dongfeng)	-	-	EUR
Manufacturing and sales companies (excluding Faurecia) - Euro currency loans
EIB loan (1) - €250m	246	3	EUR	Q1/2024
FDES loan (1) - Zero coupon	-	-	EUR	Q1/2020
Borrowings - Morocco	138	-	EUR	2021 to Q4/2025
Borrowings - China	-	-	EUR	2019
Borrowings - Spain	61	21	EUR	2018 to 2026
Borrowings - Other France	80	-	EUR	2021
Borrowings - Other (2)	60	15	EUR	na
Manufacturing and sales companies (excluding Faurecia) - Foreign currency loans
Borrowings - Brazil	17	9	BRL	2019 to 2024
Other borrowings	96	28	nc	na
Faurecia
Other borrowings	1,105	47	EUR/USD	2018 to 2025
Total other long-term borrowings	1,803	123
(1)EIB: European Investment Bank; FDES: French social and economic development fund.
(2)Concerns notably the Automotive segment Opel Vauxhall.

C. Characteristics of other short-term financing and overdraft facilities

(in million euros)	Issuing currency	Carrying amount at December 31, 2020	Carrying amount at December 31, 2019	Carrying amount at December 31, 2018
Commercial paper	EUR	780	391	411
Short-term loans	N/A	589	512	509
Bank overdrafts	N/A	134	250	212
Payments issued (1)	N/A	21	26	23
Factoring liabilities on assets that have not been derecognised	N/A	346	43	84
TOTAL		1,871	1,222	1,239
(1) This item corresponds to payments issued but not yet debited from the bank accounts, as the due date was not a bank business day.

D. Lease liabilities

The lease liabilities can be analyzed as follows by maturity:

(in million euros)	December 31, 2020
2021	339
2022	297
2023	262
2024	213
2025	152
2026	129
Subsequent years	410
Total lease liabilities	1,802

E. Financing by the assignment of receivables

The Automotive sectors and Faurecia meet part of their financing needs by selling receivables to financial institutions.

The sold receivables are derecognized when they meet the criteria specified in Note 7.2.

	December 31, 2020		December 31, 2019		December 31, 2018
(in million euros)	Total receivables sold to non-Group financial institutions	Portion sold but not derecognised	Total receivables sold to non-Group financial institutions	Portion sold but not derecognised	Total receivables sold to non-Group financial institutions	Portion sold but not derecognised
Automobile Division (1)	9,447	224	10,979	124	10,097	170
Faurecia	728	36	792	89	825	69
Financing by the assignement of receivables	10,175	260	11,771	213	10,922	239
(1)Including in the derecognised part 73% with Santander and BNPP for 2020, 74% for 2019 and 77% for 2018.

F. UNDRAWN SYNDICATED LINES OF CREDIT

The Groupe PSA's manufacturing and sales companies have the following additional borrowing capacity under revolving lines of credit expiring at various dates through to 2025:

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Peugeot S.A. and GIE PSA Trésorerie	6,000	3,000	3,000
Faurecia	1,339	1,200	1,950
Undrawn confirmed lines of credit	7,339	4,200	4,950

In April 2020, PSA signed a new €3 billion syndicated line of credit maturing in April 2021 with 2 three-month extension options. This credit facility was undrawn as of December 31, 2020.

In addition, following the exercise of the second option of extension of the pre-existing €3,000 million syndicated credit line of Peugeot S.A. and the GIE PSA Trésorerie, €140 million is now due in May 2023, €40 million in May 2024 and €2,820 million in May 2025.

This credit facility was undrawn at December 31, 2020.
Peugeot S.A. has obtained from its banks the authorizations to complete the merger of Peugeot S.A with FCA in order to become Stellantis from both banks holding syndicated credit lines of €3 billion each.

On December 15, 2014, Faurecia signed a syndicated credit facility, with a five-year maturity, for an amount of €1,200 million. This credit facility was renegotiated on June 24, 2016, in order to extend the maturity to five years from that date, or June 24, 2021 and to improve its terms and conditions.

On June 15, 2018, Faurecia signed with participating banks a second agreement to extend again the maturity to five years from that date, or June 15, 2023, with two optional one-year extensions that can be exercised in June 2019 and June 2020, subject to agreement of the participating banks, and that would extend the maturity respectively to June 2024 and June 2025. This agreement has improved again the credit facility’s terms and conditions and strengthened the Faurecia’s financial structure.

A first one-year extension option was exercised in June 2019, extending the maturity of this credit facility to June 2024. In order to secure the liquidity of Faurecia during the Covid-19 crisis, €600 million were drawn down in March 2020. This amount was repaid in full in September 2020; the drawn part of this facility was then nil as of December 31, 2020.

This credit facility includes only one covenant, related to consolidated financial ratios: Net debt/EBITDA must be lower than 2.79. Compliance with this ratio is a condition affecting the availability of this credit facility. As of December 31, 2020, Faurecia complied with this ratio.

This credit facility includes some restrictive clauses on asset disposals (disposal representing over 35% of Faurecia’s Total consolidated assets requires the prior approval of banks representing two-thirds of the syndicate) and on the debt level of some subsidiaries.

This credit facility was undrawn at December 31, 2020.

13.6. MANAGEMENT OF FINANCIAL RISKS

A. Financial risk management policy

In the course of its business, Groupe PSA is exposed to liquidity risks, as well as interest rate, counterparty, currency and other market risks arising, in particular, from changes in commodity prices and equity prices. Groupe PSA's financial risk management policy applies in full since 2018 to the operations of the Opel Vauxhall entities.

(1) Liquidity risk

In the prevailing economic environment, Groupe PSA continued with its diversified, proactive financing strategy and conservative liquidity policy in order to meet its general financing needs, particularly the financing of its business and of its development projects. The financing strategy is defined by the Managing Board, and implemented under the direction of the Chief Financial Officer with the Corporate Finance & Treasury Department and submitted to the Supervisory Board’s Finance and Audit Committee. The Group's cash forecasts, financing needs and interest income and expenses, as well as the level of financial security are reviewed at monthly meetings of the Treasury and Foreign Exchange Committee chaired by the Chief Financial Officer.  The financing plan is implemented by the Corporate Finance & Treasury Department.

Pursuant to this policy, Groupe PSA:
●	Implements a pro-active management of its debt structure by issuing bonds under an EMTN program or implementing Liability Management transactions;
●	has recourse to bank borrowings in France and abroad;
●	sells receivables;
●	arranges confirmed lines of credit for its financial security;
●	and, where necessary, issues convertible bonds or other debt instruments.

Groupe PSA could also raise funds by a capital increase.

This financing policy allows it to seize market opportunities to pre-finance itself and to thereby optimize its financial security.

As one of its main financing sources, Peugeot S.A. has a €5 billion EMTN program, €3.45 billion of which had been utilized as of December 31, 2020.

The following table shows undiscounted cash flows from financial liabilities and derivative instruments. They include principal repayments as well as interest payments. Foreign currency cash flows and variable or indexed cash flows have been determined based on market data at the year-end.

Contractual repayment schedule of financial liabilities and derivative instruments – manufacturing and sales companies.

December 31, 2020			Undiscounted contractual cash flows
(in million euros)	Assets	Liabilities	2021	2022	2023	2024	2025	> 5 years
Financial liabilities
Bonds - principal repayments
Manufacturing and sales companies - excl. Faurecia	-	(4,693)	(112)	(112)	(774)	(788)	(725)	(2,839)
Faurecia	-	(3,106)	-	-	-	-	(1,000)	(2,150)
Other long-term debt - principal repayments
Manufacturing and sales companies - excl. Faurecia	-	(776)	(109)	(191)	(147)	(309)	(39)	-
Faurecia	-	(1,152)	(47)	(278)	(314)	(251)	(252)	(10)
Total bonds and other borrowings
Manufacturing and sales companies - excl. Faurecia	-	(5,469)	(221)	(303)	(921)	(1,097)	(764)	(2,839)
Faurecia	-	(4,258)	(47)	(278)	(314)	(251)	(1,252)	(2,160)
Total interest on bonds and other borrowings
Manufacturing and sales companies - excl. Faurecia	-	(62)	(62)	-	-	-	-	-
Faurecia	-	(4)	(4)	-	-	-	-	-
Lease liabilities
Manufacturing and sales companies - excl. Faurecia	-	(825)	(156)	(140)	(131)	(103)	(59)	(235)
Faurecia	-	(976)	(182)	(156)	(132)	(110)	(92)	(304)
Derivative instruments	152	(62)	(62)	-	-	-	-	-
TOTAL	152	(11,656)	(735)	(877)	(1,497)	(1,561)	(2,168)	(5,538)

Covenants

None of the borrowings of the manufacturing and sales companies excluding Faurecia is subject to specific acceleration clauses based on minimum credit ratings. In some cases, the borrowings of manufacturing and sales companies are subject to clauses whereby the borrower gives the lenders certain guarantees that are commonly required within the automotive industry. They include:
●	Negative pledge clauses whereby the borrower undertakes not to grant any collateral to any third parties. These clauses nevertheless carry certain exceptions;
●	"material adverse changes" clauses, which apply in the event of a major negative change in economic conditions;
●	"pari passu" clauses, which ensure that lenders enjoy at least the same treatment as other creditors;
●	"cross-default" clauses, whereby if one loan goes into default other loans become repayable immediately;
●	clauses whereby the borrower undertakes to provide regular information to the lenders;
●	clauses whereby the borrower undertakes to comply with applicable legislation; and
●	change of control clauses.

Peugeot S.A. during H2 2020 signed waivers with the credit facility’s banks to amend the documentation of both syndicated credit line of €3 billion each so that they remain in force after the merger with FCA NV.

In addition, the European Investment Bank (EIB) loans are dependent on the Groupe PSA carrying out the projects being financed.

All of these clauses were complied with in 2020.

Should Peugeot S.A. or Stellantis after the completion of the merger lose its "Investment Grade" rating, the drawing of the €3 billion syndicated credit facility established in April 2014 and amended in May 2018 will be subject to compliance with:

●	a level of net debt of manufacturing and sales companies of less than of €6 billion;
●	a ratio of the net debt of manufacturing and sales companies to consolidated equity of less than 1.

The €1,200 million syndicated line of credit arranged on December 15, 2014 by Faurecia and amended in June 2018, comprising only one €1,200 million tranche expiring in June 2024, contains only one covenant setting limits on debt.

Net Debt* / EBITDA**	maximum	2.79	(1)
*Consolidated net debt
**EBITDA Faurecia's Earnings Before Interest, Tax, Depreciation and Amortisation for the last 12 months

(1) In 2019, the covenant was 2.79 and was adjusted to take into account the application of IFRS 16 (Leases). It was 2.50 in 2018.

The compliance with this ratio is a condition to the availability of this credit facility. As of December 31, 2020, Faurecia complied with this ratio.

(2) Interest rate risks

Trade receivables and payables are due within one year and their value is not affected by the level of interest rates.

Cash reserves and short-term financing needs of manufacturing and sales companies - excluding Automotive Equipment companies - are mainly centralized at the level of GIE PSA Trésorerie, which invests net cash reserves on the financial markets. These short-term instruments are indexed to variable rates or at fixed rates.

The mid/long-term gross borrowings of manufacturing and sales companies - excluding Automotive Equipment companies - consist mainly of fixed-rate long-term loans. The proportion of the manufacturing and sales companies' borrowings - excluding Automotive Equipment companies - at variable rates of interest is now less than 1%, based on the principal borrowed.

Groupe PSA's interest rate risk management policy is designed to neutralize the impact of interest rate fluctuations on adjusted operating income. It is part of Groupe PSA's overall risk management policy. The Management Board defines the governance rules. The Treasury and Foreign Exchange Committee, chaired monthly by the CFO, takes the decisions. PSA International (PSAI) implements and monitors the hedging.

The methodology used consists of comprehensive and systematic hedging of interest rate risk as soon as it is identified by using, where appropriate, appropriate financial instruments to ensure that the interest rate structure matches assets and liabilities. All these transactions are qualified as hedges under accounting standards. In 2020, the Group hedged the Schuldschein loan.

Faurecia independently manages hedging of interest rate risks on a centralized basis. Such management is implemented through Faurecia's Finance and Treasury Department, which reports to its executive management. Hedging decisions are made by a Market Risk Committee that meets on a monthly basis. A significant part of the gross borrowings (syndicated credit facility for the drawn part, short-term loans and commercial paper as applicable) are at variable rates. The aim of the Faurecia group’s interest rate hedging policy is to reduce the impact of changes in short-term rates on earnings. The hedges arranged comprise mainly euro-denominated interest rate swaps.

Some of Faurecia's derivative instruments have qualified for hedge accounting under IFRS 9 since 2008. The other derivative instruments purchased by Faurecia represent economic hedges of interest rate risks on borrowings but do not meet the criteria in IFRS 9 for the application of hedge accounting.

Faurecia is the only entity that holds cash flow hedges of interest rate risks.

The net interest rate position of manufacturing and sales companies is as follows:

	December 31, 2020
(in million euros)		Intraday to 1 year	2 to 5 years	Beyond 5 years	Total
	Fixed rate	811	150	189	1,150
Total assets	Variable rate	22,283	1	-	22,284
	Fixed rate	(175)	(3,695)	(4,664)	(8,535)
Total liabilities	Variable rate	(1,884)	(1,095)	(25)	(3,004)
	Fixed rate	636	(3,545)	(4,475)	(7,385)
Net position before hedging	Variable rate	20,399	(1,094)	(25)	19,280
Interest rate position of manufacturing and sales companies	Fixed rate	(15)	(532)	(9)	(556)
	Variable rate	15	532	9	556
	Fixed rate	621	(4,077)	(4,484)	(7,941)
Net position after hedging	Variable rate	20,414	(562)	(16)	19,836

	December 31, 2019
(in million euros)		Intraday to 1 year	2 to 5 years	Beyond 5 years	Total
	Fixed rate	1,429	110	242	1,781
Total assets	Variable rate	17,268	1	-	17,269
	Fixed rate	(818)	(1,915)	(4,392)	(7,125)
Total liabilities	Variable rate	(1,379)	(935)	(92)	(2,406)
	Fixed rate	611	(1,805)	(4,150)	(5,344)
Net position before hedging	Variable rate	15,889	(934)	(92)	14,863
Interest rate position of manufacturing and sales companies	Fixed rate	-	(763)	-	(763)
	Variable rate	-	763	-	763
	Fixed rate	611	(2,568)	(4,150)	(6,107)
Net position after hedging	Variable rate	15,889	(171)	(92)	15,626

	December 31, 2018
(in million euros)		Intraday to 1 year	2 to 5 years	Beyond 5 years	Total
	Fixed rate	939	135	235	1,309
Total assets	Variable rate	14,908	-	47	14,955
	Fixed rate	(786)	(1,501)	(3,243)	(5,530)
Total liabilities	Variable rate	(1,346)	(575)	(10)	(1,931)
	Fixed rate	153	(1,366)	(3,008)	(4,221)
Net position before hedging	Variable rate	13,562	(575)	37	13,024
Interest rate position of manufacturing and sales companies	Fixed rate	(4)	(157)	(25)	(186)
	Variable rate	4	157	25	186
	Fixed rate	149	(1,523)	(3,033)	(4,407)
Net position after hedging	Variable rate	13,566	(418)	62	13,210

(3) Counterparty and credit risks

The Automotive Division places significant emphasis on guaranteeing the security of payments for the goods and services delivered to customers. Relations with Peugeot Citroën, DS, Opel and Vauxhall dealers are managed within the framework of the Banque PSA Finance sales financing system described below. Payments from other customers are secured by arrangements with leading counterparties that are validated by the Group Treasury Committee.

At Faurecia, the main counterparties are leading carmakers whose creditworthiness is tracked customer-by-customer.

Other counterparty risks concern investments of available cash and transactions involving currency, interest rate and commodity derivatives. These two types of transactions are carried out solely with leading financial partners approved by the Group Treasury Committee. The related counterparty risks are managed through a system of exposure limits by amount and by commitment duration. The limits are determined according to a range of criteria including the results of specific financial analyzes by counterparty, the counterparty's credit rating and the amount of its equity capital.
Available cash is invested either in money market securities issued by approved counterparties, or in mutual funds or deposit accounts. The bulk of money market securities in the portfolio are issued by leading banks and the remainder by non-financial sector issuers. Mutual funds are selected according to guidelines specifying minimum fund credit ratings and maximum maturities of underlying assets. In addition, the amount invested in each fund is capped based on the fund's total managed assets.

Derivatives transactions are governed by standard ISDA or Fédération Bancaire Française (FBF) agreements and contracts with the most frequently used counterparties provide for weekly margin calls.

(4) Currency risk

The manufacturing and sales companies manage their foreign exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of fluctuations in exchange rates. Automotive Division currency risks are managed centrally, for the most part by PSA International S.A. (PSAI) under the supervision of executive management. All products used by PSAI are standard products covered by International Swaps and Derivatives Association (ISDA) master agreements.

The goal is to minimize Automotive Division exchange differences by hedging as soon as the foreign currency invoices are booked. This hedging policy is applied systematically in the Peugeot Citroën DS business segment and is being implemented in the Opel Vauxhall business segment.

Currency risks are managed by requiring manufacturing companies to bill sales companies in the latter's local currency (except in rare cases or where this is not allowed under local regulations). Currency risks on these intragroup billings are also hedged using forward foreign exchange contracts. In most cases, foreign currency intragroup loans of Automotive Division companies are also hedged.

The foreign currency policy includes the hedging of future flows for the Automotive Division. It consists of hedging the main net exposures to currencies of Groupe PSA, including Opel Vauxhall. The rules of governance of the cash flow hedging policy are defined by Groupe PSA's Management Board. Implementation is delegated to the Treasury and Foreign Exchange Committee chaired monthly by the CFO. They are classified as cash flow hedges under IFRS 9. The maximum horizon for these hedges is two years. The ratios are maximum 70% at 1 year and 40% at 2 years.
As at December 31, 2020, the hedge ratios are between 20 and 40% depending on the currency. The Automotive Division had cash flow hedges on the following currencies:  GBP, JPY, PLN, CNY.
Groupe PSA does not hedge its net investment in foreign operations.

PSAI also carries out proprietary transactions involving currency instruments. These transactions are subject to very strict exposure limits and are closely monitored. They are the only non-hedging transactions carried out by companies in Groupe PSA and have a very limited impact on consolidated profit.

The historical Value at Risk (VaR) method is used to identify and manage market risks. The historical VaR uses volatilities and exchange rates for the various currencies since the beginning of 2011. VaR represents the maximum possible loss on the portfolio, based on the confidence level. The confidence levels measured are 95% and 99%. For both of these confidence levels, applying historical VaR to the portfolio at December 31, 2020 would not have had a material impact on Groupe PSA earnings. This method assumes that future VaR will follow the same trend as historical VaR. It does not provide an indication of the losses that would be incurred under an extreme stress scenario.

Currency risks relating to the commercial transactions of the Faurecia’s subsidiaries are managed independently and centrally by Faurecia using forward purchase and sale contracts and options as well as foreign currency financing. Faurecia manages the hedging of currency risks through its Group Finance and Treasury department, which reports to the executive management. Currency risks on forecasted transactions are hedged on the basis of estimated cash flows determined when budgets are prepared, validated by executive management. The related derivatives are classified as cash flow hedges when there is a hedging relationship that satisfies the IFRS 9 criteria. Subsidiaries located outside the euro zone are granted intragroup loans in their functional currency. These loans are refinanced in euros, and the related currency risk is hedged by swaps.

Net position of the manufacturing and sales companies in the main currencies (open positions at December 31)

The net position, after fair value hedging, of the manufacturing and sales companies in the main foreign currencies versus the euro is as follows:

	December 31, 2020
(in million euros)	RUB	GBP	JPY	USD	PLN	CHF	CZK	Autres	Total
Total assets	58	512	351	401	178	3	-	344	1,848
Total liabilities	(33)	(673)	(358)	(66)	(23)	(229)	(36)	(312)	(1,729)
Net position before hedging	26	(161)	(7)	335	155	(226)	(36)	33	119
Derivative financial instruments	(13)	(52)	0	(276)	(29)	226	-	(37)	(180)
Net position after hedging	13	(213)	(7)	59	127	-	(36)	(5)	(62)

	December 31, 2019
(in million euros)	RUB	GBP	JPY	USD	PLN	CHF	CZK	Autres	Total
Total assets	35	950	136	338	75	209	172	157	2,072
Total liabilities	(36)	(821)	(162)	(234)	(17)	(3)	(173)	(288)	(1,734)
Net position before hedging	(1)	129	(26)	104	58	206	(1)	(131)	338
Derivative financial instruments	1	(470)	13	(57)	(25)	(206)	-	(19)	(763)
Net position after hedging	-	(341)	(13)	47	33	-	(1)	(150)	(425)

	December 31, 2018
(in million euros)	RUB	GBP	JPY	USD	PLN	CHF	CZK	Autres	Total
Total assets	59	732	101	454	132	248	200	678	2,604
Total liabilities	(7)	(725)	(210)	(315)	(174)	(136)	(260)	(364)	(2,191)
Net position before hedging	52	7	(109)	139	(42)	112	(60)	314	413
Derivative financial instruments	(48)	(127)	101	(350)	70	(220)	83	(40)	(531)
Net position after hedging	4	(120)	(8)	(211)	28	(108)	23	274	(118)

The potential profit and loss in fair value of derivative financial instruments held for the foreign currency exchange rate risk management at December 31, 2020 resulting from a ten percent increase in the year-end exchange rate would have the following direct impact:

(in million euros)	CLP/ EUR	GBP/ EUR	JPY/ EUR	USD/ EUR	PLN/ EUR	CHF/ EUR	CZK/ EUR	MXN/ EUR	CNY/ EUR	RUB/ EUR
Hypothetical fluctuation against the euro	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
Impact on income before tax	3.77	4.69	(0.01)	25.11	2.60	(20.55)	-	2.01	(3.40)	1.14
Impact on equity	-	(76.67)	35.78	(9.75)	1.18	-	5.16	4.35	57.07	(0.79)

The following table shows the net position of the manufacturing and sales companies in the main foreign currencies versus other currencies:

	December 31, 2020
(in million euros)	UAH/USD	USD/BRL	USD/ARS	USD/GBP	CNY/USD
Total assets	-	-	19	-	13
Total liabilities	(29)	-	(78)	(8)	-
Net position before hedging	(29)	-	(60)	(8)	13
Derivative financial instruments	-	-	61	-	-
Net position after hedging	(29)	-	2	(8)	13

	December 31, 2019
(in million euros)	UAH/USD	USD/BRL	USD/ARS	USD/GBP	CNY/USD
Total assets	-	5	11	-	-
Total liabilities	(25)	(38)	(13)	-	-
Net position before hedging	(25)	(33)	(2)	-	-
Derivative financial instruments	-	37	4	-	-
Net position after hedging	(25)	4	2	-	-

	December 31, 2018
(in million euros)	UAH/USD	USD/BRL	USD/ARS	USD/GBP	CNY/USD
Total assets	-	78	37	-	3
Total liabilities	(9)	(282)	(293)	(7)	-
Net position before hedging	(9)	(204)	(256)	(7)	3
Derivative financial instruments	-	221	239	-	-
Net position after hedging	(9)	17	(17)	(7)	3

(5) Commodity risk

The Automotive Division's exposure to commodity risks is tracked jointly by the Purchasing Department and PSA International S.A. (PSAI), which is responsible for hedging Groupe PSA's currency, rate and commodity risks, while Faurecia's risks are managed independently.

The production costs of the Automotive Division and Faurecia are exposed to the risk of changes in certain raw materials prices either as a result of their direct purchases or indirectly through the impact of these changes on their suppliers' costs. These raw materials are either industrial products such as steel and plastics whose prices and related adjustments are negotiated between buyers and vendors, or commodities directly traded on organized markets, such as aluminium, copper, lead or precious metals, for which the transaction price of the commodities or components is determined by direct reference to the prices quoted on the commodity market.

Part of the Automotive Division's exposure to fluctuations in commodity prices is hedged using derivative instruments traded on regulated markets. The aim of these hedges is to minimize the impact of changes in commodity prices on physical deliveries for Groupe PSA's production needs.

Groupe PSA Management Board defines the rules of governance (scope, responsibilities, maturities, ratios, etc.). The Metals Committee, chaired by the Chief Financial Officer of the Group, reviews the Automotive Division’s commodity risks at quarterly intervals. This Committee monitors hedging ratios, hedging gains and losses, reviews each quoted commodity that may have a material impact on the Group’s operating income and sets hedging targets in terms of volumes and prices over periods of up to three years on metals and two years on energy. The maximum ratios are: 80% at 1 year, 60% at 2 years and 40% at 3 years. The hedging ratios depend on the maturity. The Cash flow hedges must qualify for hedge accounting under IFRS 9. In 2020, Opel Vauxhall is fully integrated in the scope of the hedging transactions. The commodity hedges concerned purchases of aluminium, copper, lead, platinum, palladium and rhodium. Hedging for electricity and gas purchases also continued in 2020. Groupe PSA was well hedged on precious metals.

For the Automotive segment, in the event of a 10% rise (fall) in base metals’ prices (aluminium, copper and lead), in precious metals’ prices (platinum and palladium), and in energy prices (electricity, gas), the impact of the commodity hedges held at December 31, 2020 would have been a decrease/increase of €86 million in consolidated equity at December 31, 2020 (versus €91 million in 2019 and €36 million in 2018). As all commodity hedges qualified as cash flow hedges under IFRS 9, changes in the fair value of these instruments resulting from changes in the prices of the hedged commodities would not have had any impact on 2020 profit.
The commodity price trend assumptions were determined based on the one year implicit volatilities observed on the relevant commodity markets in the reporting year.

To the extent that Faurecia's sales contracts with customers do not include any systematic indexation clause based on commodity prices. The risk of an unfavorable change in commodity prices is attenuated through a policy of permanent price negotiations with customers and tight inventory management. Faurecia does not use derivative instruments to hedge its commodity and energy purchases.

B. Hedging instruments

In IFRS 9, as in IAS 39, derivative instruments are recognized at their fair value on the statement of financial position. They may be classified as hedging instruments if:
●	at the inception of the hedge there is formal designation and documentation of the hedging relationship;
●
the effectiveness of the hedging relationship is demonstrated at inception. If the hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, this ratio must then be rebalanced. Rebalancing consists in adjusting either the designated quantities of the hedged item or the hedging instrument of an already existing hedging relationship.

Groupe PSA uses two hedging relationships:
●	fair value hedges:
Gains and losses arising from remeasurement at fair value are recognized in profit or loss, and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument;
●	cash flow hedges:

The effective portion of the change in fair value of the hedging instrument is directly recognized in "other amounts of comprehensive income". The change in value of the ineffective portion is recognized in "other financial income or expenses", excluding the time value of options which is now recognized in "other amounts of comprehensive income". Cumulative gains and losses recognized in equity are reclassified to profit or loss in the same way as the recognition of the hedge items when they affect profit or loss. Given its non-materiality, the effective portion of changes in fair value of hedging for raw materials purchases is not included in the value at which the raw materials are recognized in inventory.
IFRS 9 now allows for recognising hedging of the raw materials portions, which helps accounting to better correspond to economic reality. Since 1 January 2018, this allows Groupe PSA to extend hedging in compliance with its management rules (see Note 12.7.A.(5) to the 2017 consolidated financial statements).

In addition, Groupe PSA implements currency hedges to protect against changes in the value of payables and receivables denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in profit or loss, offsetting the change in payables and receivables denominated in foreign currencies, to the extent of hedge effectiveness. The ineffective portion is recognized in net financial income (expense).

(1) Details of values of hedging instruments and notional amounts hedged

Manufacturing and sales companies

	December 31, 2020
	Carrying amount		Notional		Maturity
(in million euros)	Assets	Liabilities	amount	< 1 year	2 to 5 years	> 5 years
Currency risk
Fair value hedges	51	(37)	3,889	3,711	178	-
Cash flow hedges	10	(2)	3,180	2,694	486	-
Total currency risks	61	(39)	7,069	6,405	664	-
Interest rate risk
Fair value hedges	8	(0)	59	28	31	-
Cash flow hedges	-	(11)	714	-	714	-
Total interest rate risks	8	(11)	773	28	745	-
Commodity risk
Cash flow hedges	83	(12)	866	428	438	-
Total commodity risks	83	(12)	866	428	438	-
TOTAL	152	(62)	8,708	6,862	1,846	-
Of which:
Total fair value hedges	59	(37)	3,948	3,739	209	-
Total cash flow hedges (1)	93	(25)	4,760	3,122	1,638	-

(1)The total cash flow hedges in notional is about €4,760M of which €3,656M excluding Faurecia.

Hedging instruments that are not subject to compensation clauses in case of default by either party do not represent a significant amount for the Automotive Division.

	December 31, 2019
	Carrying amount		Notional		Maturity
(in million euros)	Assets	Liabilities	amount	< 1 year	2 to 5 years	> 5 years
Currency risk
Fair value hedges:	30	(104)	3,612	3,423	189	-
Cash flow hedges:	9	(1)	3,550	2,647	903	-
Total currency risks	39	(105)	7,162	6,070	1,092	-
Interest rate risk
Fair value hedges:	-	-	62	-	62	-
Cash flow hedges:	-	(12)	745	31	714	-
Total interest rate risks	-	(12)	807	31	776	-
Commodity risk
Cash flow hedges:	68	(35)	910	429	481	-
Total commodity risks	68	(35)	910	429	481	-
TOTAL	107	(152)	8,879	6,530	2,349	-
Of which:
Total fair value hedges	30	(104)	3,674	3,423	251	-
Total cash flow hedges (1)	77	(48)	5,205	3,107	2,098	-
(1)The total cash flow hedges in notional is about €5,205M of which €2,955M excluding Faurecia.

	December 31, 2018
	Carrying amount		Notional		Maturity
(in million euros)	Assets	Liabilities	amount	< 1 year	2 to 5 years	> 5 years
Currency risk
Fair value hedges:	69	(30)	4,517	4,410	107	-
Cash flow hedges:	30	(18)	4,788	4,278	510	-
Total currency risks	99	(48)	9,305	8,688	617	-
Interest rate risk
Fair value hedges:	-	(3)	53	-	53	-
Cash flow hedges:	-	-	-	-	-	-
Total interest rate risks	-	(3)	53	-	53	-
Commodity risk
Cash flow hedges:	23	(30)	389	212	177	-
Total commodity risks	23	(30)	389	212	177	-
TOTAL	122	(81)	9,747	8,900	847	-
Of which:
Total fair value hedges	69	(33)	4,570	4,410	160	-
Total cash flow hedges (1)	53	(48)	5,177	4,490	687	-
(1)The total cash flow hedges in notional is about €5,177M of which €2,811M excluding Faurecia.

(2) Impact of hedging instruments on income and equity

(a) Impact of cash flow hedges

(in million euros)	2020	2019	2018
Change in effective portion recognised in equity	125	(59)	26
Change in ineffective portion recognised in profit or loss	3	3	15
Effective portion reclassified to the income statement under "Cost of goods and services sold"	(11)	-	(5)
Effective portion reclassified to the income statement under "Finance costs"	(9)	-	(5)

(b) Impact of fair value hedges

(in million euros)	2020	2019	2018
Change in ineffective portion recognised in profit or loss	(14)	(65)	112
Net impact on income	(14)	(65)	112

The "Net gain (loss) on hedges of borrowings" presented in Note 13.2.A also includes gains and losses on economic hedges that do not qualify for hedge accounting under IFRS 9.

13.7. FINANCIAL INSTRUMENTS

A. Financial assets and liabilities - definitions

Financial assets and liabilities within the meaning of IFRS 9 include the items listed in the table in Note 13.7.E.
The event generating the statement of financial position recognition is the transaction (i.e. commitment) date, and not the settlement date.

B. Translation of transactions in foreign currencies

In compliance with IAS 21, transactions in foreign currencies are translated into the subsidiary's functional currency at the exchange rate on the transaction date. At each statement of financial position date, monetary items are translated at the closing rate and the resulting exchange rate difference is recognized in profit or loss, as follows:

●	in operating income, for commercial transactions carried out by all Groupe PSA companies and for financing transactions carried out by the Banque PSA Finance Group; and
●	in interest income or finance costs for financial transactions carried out by the manufacturing and sales companies

C. Recognition and measurement of financial assets

Groupe PSA uses two accounting categories that are provided for in IFRS 9. The classification of a financial asset depends on the characteristics of its contractual cash flows and the management methods defined by the company.

(1) Financial assets as "at amortized cost"
The financial assets are classified as "at amortized cost" if their contractual cash flows only represent payments of principal and interest, and if they are held for the purpose of collecting these contractual cash flows. They are recognized at amortized cost calculated using the effective interest method. When their maturities are very short, their fair value corresponds to their carrying amount, including any impairment. In practice, they are receivables that constitute the working capital requirement.
The assets classified as loans and receivables according to IAS 39 continue to be classified as "at amortized cost", and from now on, money market securities classified as cash equivalents, or financial investments intended to be held until maturity, are also classified as "at amortized cost".
Measurement of trade receivables
Following application of IFRS 9, provisions for impairment are now made for trade receivables on initial recognition, based on an assessment of expected credit losses at maturity. The impairment is then reviewed according to the greater risk of non-recovery, if applicable. Indications of impairment include the existence of unresolved claims or litigation, the age of the receivables and the borrower’s significant financial difficulties.
IFRS 9 is unchanged compared with IAS 39 in terms of the derecognition of receivables.
(2) Financial assets as "at fair value through profit or loss"
Assets that do not fit the definition and management objectives of the first category are classified as "at fair value through profit or loss". They are recognized in the statement of financial position at fair value. Any change in their fair value is recognized in profit or loss for the period.
"Equity investments" that were classified as "assets available-for-sale" according to IAS39 are now classified as "at fair value through profit or loss", without material impact for the Groupe PSA. Their initial fair value corresponds to their acquisition cost.
"Other non-current assets" correspond to units in Fonds d’Avenir Automobile (FAA). FAA is a fund to support automotive equipment manufacturers set up at the French government's initiative under France's Automotive Industry Pact signed on February 9, 2009. The FAA units were classified as "assets available-for-sale" according to IAS 39 and are now classified as "at fair value through profit or loss", which brought about a reclassification in reserves of amounts classified in "other amounts of comprehensive income (loss) " at the date of the transition. The units are measured at fair value. This corresponds to their net asset value at the statement of financial position date.
D. Recognition and measurement of financial liabilities
IFRS 9 has not introduced changes to the evaluation and recognition of financial liabilities.
Borrowings and other financial liabilities are generally stated at amortized cost measured using the effective interest method.
When Groupe PSA obtains government loans at below-market interest rates, the loans’ amortized cost is calculated through an effective interest rate based on market rates. The subsidy is recognized in accordance with IAS 20 as related either to assets or to income, depending on the purpose for which the funds are used.

E. Financial instruments reported in the statement of financial position

	December 31, 2020		Analysis by class of instrument
(in million euros)	Carrying amount	Fair value	Instruments at fair value through profit or loss	At fair value through other comprehensive income	Instruments at amortised cost
Equity Investments	110	110	110	-	-
Other non-current financial assets	721	721	437	-	284
Other non-current assets (1)	420	420	420	-	-
Trade receivables	3,170	3,170	-	-	3,170
Other receivables	2,669	2,669	-	-	2,669
Derivative financial instruments on operating - assets	115	115	115	-	-
Current financial assets	502	502	3	-	499
Financial investments	99	99	99	-	-
Cash and cash equivalents	22,303	22,303	20,545	-	1,758
Assets	30,109	30,109	21,729	-	8,380
Non-current financial liabilities	11,082	11,655	15	-	11,067
Other non-current liabilities (2)	297	297	3	-	294
Trade payables	15,166	15,166	-	-	15,166
Other payables	8,658	8,658	-	-	8,658
Derivative financial instruments on operating - liabilities	42	42	42	-	-
Current financial liabilities	2,409	2,409	9	-	2,400
Liabilities	37,654	38,227	69	-	37,585
(1) Other non-current assets exclude the amount of pension plan surpluses (see Note 10.1), which are not financial assets as defined by IFRS 9.
(2) Excluding liabilities related to vehicles sold with a buyback commitment.

	December 31, 2019		Analysis by class of instrument
(in million euros)	Carrying amount	Fair value	Instruments at fair value through profit or loss	At fair value through other comprehensive income	Instruments at amortised cost
Equity Investments	193	193	193	-	-
Other non-current financial assets	652	652	411	-	241
Other non-current assets (1)	490	490	490	-	-
Trade receivables	2,526	2,526	-	-	2,526
Other receivables	2,827	2,827	39	-	2,788
Derivative financial instruments on operating - assets	95	95	95	-	-
Current financial assets	1,269	1,269	2	-	1,267
Financial investments	50	50	-	-	50
Cash and cash equivalents	17,379	17,379	14,534	-	2,845
Assets	25,481	25,481	15,764	-	9,717
Non-current financial liabilities	8,915	9,284	13	-	8,902
Other non-current liabilities (2)	241	241	15	-	226
Trade payables	14,505	14,505	-	-	14,505
Other payables	8,840	8,840	-	-	8,840
Derivative financial instruments on operating - liabilities	124	124	124	-	-
Current financial liabilities	2,520	2,520	2	-	2,518
Liabilities	35,145	35,514	154	-	34,991
(1) Other non-current assets exclude the amount of pension plan surpluses (see Note 10.1), which are not financial assets as defined by IFRS 9.
(2) Excluding liabilities related to vehicles sold with a buyback commitment.

	December 31, 2018		Analysis by class of instrument
(in million euros)	Carrying amount	Fair value	Instruments at fair value through profit or loss	At fair value through other comprehensive income	Instruments at amortised cost
Equity Investments	397	397	397	-	-
Other non-current financial assets	684	684	425	-	259
Other non-current assets (1)	503	503	503	-	-
Trade receivables	1,929	1,929	-	-	1,929
Other receivables	2,390	2,390	-	-	2,390
Derivative financial instruments on operating - assets	110	110	110	-	-
Current financial assets	842	842	1	-	841
Financial investments	50	50	-	-	50
Cash and cash equivalents	14,961	14,961	12,718	-	2,243
Assets	21,866	21,866	14,154	-	7,712
Non-current financial liabilities	5,257	5,097	1	-	5,256
Other non-current liabilities (2)	259	259	10	-	249
Trade payables	13,551	13,551	-	-	13,551
Other payables	8,265	8,265	-	-	8,265
Derivative financial instruments on operating - liabilities	59	59	59	-	-
Current financial liabilities	2,182	2,157	11	-	2,171
Liabilities	29,573	29,388	81	-	29,492
(1) Other non-current assets exclude the amount of pension plan surpluses (see Note 10.1), which are not financial assets as defined by IFRS 9.
(2) Excluding liabilities related to vehicles sold with a buyback commitment.

The fair value of financial instruments held by Groupe PSA is calculated whenever it can be estimated reliably based on market data for assets considering that they are not intended to be sold. The fair value of financial instruments traded on an active market is based on the market price at the statement of financial position date. The market price used for financial assets held by Groupe PSA is the bid price on the market at the measurement date.

F. Information about financial assets and liabilities measured at fair value

	December 31, 2020		December 31, 2019		December 31, 2018
(in million euros)	At fair value through profit or loss	At fair value through other comprehensive income	At fair value through profit or loss	At fair value through other comprehensive income	At fair value through profit or loss	At fair value through other comprehensive income
Level 1 fair value inputs: quoted prices in active markets
Other non-current financial assets	437	-	411	-	422	-
Financial investments	99	-	-	-	-	-
Cash and cash equivalents	20,545	-	14,534	-	12,718	-
Level 2 fair value inputs: based on observable market data
Other non-current financial assets	-	-	-	-	3	-
Other non-current assets	34	-	11	-	8	-
Derivative financial instruments on operating - assets	115	-	134	-	110	-
Current financial assets	3	-	2	-	1	-
Level 3 fair value inputs: not based on observable market data
Investments in non-consolidated companies	110	-	193	-	397	-
Other non-current assets	386	-	479	-	495	-
Total financial assets measured at fair value	21,730	-	15,763	-	14,154	-

The change in level 3 fair value does not contain any material items.

	December 31, 2020		December 31, 2019		December 31, 2018
(in million euros)	At fair value through profit or loss	At fair value through other comprehensive income	At fair value through profit or loss	At fair value through other comprehensive income	At fair value through profit or loss	At fair value through other comprehensive income
Level 1 fair value inputs: quoted prices in active markets
Level 2 fair value inputs: based on observable market data
Non-current financial liabilities	(15)	-	(13)	-	(1)	-
Other non-current liabilities	(3)	-	(15)	-	(10)	-
Derivative financial instruments on operating - liabilities	(42)	-	(124)	-	(59)	-
Current financial liabilities	(9)	-	(2)	-	(11)	-
Level 3 fair value inputs: not based on observable market data
Total financial liabilities measured at fair value	(69)	-	(154)	-	(81)	-

G. Information about financial liabilities not measured at fair value

	December 31, 2020		Fair value level
(in million euros)	Carrying amount	Fair value	Level 1	Level 2	Level 3
Liabilities
Non-current financial liabilities	11,067	11,640	8,354	3,285	-
Current financial liabilities	2,400	2,400	66	2,333	-

	December 31, 2019		Fair value level
(in million euros)	Carrying amount	Fair value	Level 1	Level 2	Level 3
Liabilities
Non-current financial liabilities	8,902	9,270	6,210	3,060	-
Current financial liabilities	2,518	2,518	47	2,471	-

	December 31, 2018		Fair value level
(in million euros)	Carrying amount	Fair value	Level 1	Level 2	Level 3
Liabilities
Non-current financial liabilities	5,256	5,096	3,853	1,243	-
Current financial liabilities	2,171	2,146	474	1,672	-

H. Effect of financial instruments on profit or loss

	2020	Analysis by class of instrument
(in million euros)	Income Statement Impact	Instruments at fair value through profit or loss	At fair value through other comprehensive income	Instruments at amortised cost
Manufacturing and sales companies
Total interest income	79	-	-	79
Total interest expense	(282)	-	-	(282)
Remeasurement	10	46	-	(36)
Disposal gains and dividends	-	-	-	-
Net impairment	61	(2)	-	63
Total - manufacturing and sales companies	(132)	44	-	(176)

	2019	Analysis by class of instrument
(in million euros)	Income Statement Impact	Instruments at air value through profit or loss	At fair value through other comprehensive income	Instruments at amortised cost
Manufacturing and sales companies
Total interest income	22	-	-	22
Total interest expense	(247)	-	-	(247)
Remeasurement	(36)	(33)	-	(3)
Disposal gains and dividends	23	23	-	-
Net impairment	11	(30)	-	41
Total - manufacturing and sales companies	(227)	(40)	-	(187)

	2018	Analysis by class of instrument
(in million euros)	Income Statement Impact	Instruments at fair value through profit or loss	At fair value through other comprehensive income	Instruments at amortised cost
Manufacturing and sales companies
Total interest income	15	-	-	15
Total interest expense	(215)	-	-	(215)
Remeasurement	(193)	(132)	-	(61)
Disposal gains and dividends	13	13	-	-
Net impairment	(68)	(32)	-	(36)
Total - manufacturing and sales companies	(448)	(151)	-	(297)

13.8. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENT LIABILITIES

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Guarantees given (1)	1,308	724	610
Pledged or mortgaged assets	170	177	228
	1,478	901	838
(1) In 2020, of which €732 million by Opel Automobile and Vauxhall Motors Limited for lease contract commitment and €330 million by PSAA for DPCA and BN Motor commitments

●	Pledged or mortgaged assets

This item notably includes OATs1 as collateral for loans from the European Investment Bank (EIB).

The following table analyzes pledged and mortgaged assets by commitment period:

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
2020	126	-	153
2021	8	131	-
2022	8	-	32
2023	2	-	-
2024	-	-	-
Subsequent years	26	46	43
Total pledged or mortgaged assets	170	177	228
Total assets	73,510	69,766	61,952
Percentage of total assets	0.2%	0.3%	0.4%

NOTE 14 - FINANCING AND FINANCIAL INSTRUMENTS – FINANCE COMPANIES

14.1. ACCOUNTING POLICIES
A. Financial assets and liabilities - definitions
The assets and liabilities of finance companies mainly include loans and receivables, marketable securities and debts.
B. Recognition and measurement of financial assets

(1) Financial assets as "at amortized cost"
Financial instruments that were classified as loans and receivables in IAS 39, recognized "at amortized cost" (financing and leasing receivables), continue to fulfil the conditions for being recognized at amortized cost in IFRS 9.
Loans and receivables reported in the statement of financial position correspond to Banque PSA Finance's net financial commitment to its customers.
Interest income is allocated by the effective interest method, with the effective interest rate being the rate that exactly discounts estimated future cash receipts through the expected life of the loan.
In general, the outstanding principal is hedged for interest rate risk. Application of hedge accounting leads to the remeasurement at fair value of the hedged portion of outstanding amount. Gains and losses arising from remeasurement at fair value are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument. (see Note 13.6.B).

1 Fungible treasury bonds

To calculate expected losses under IFRS 9, Banque PSA Finance uses the calculation methods of the different risk parameters (data used, portfolio segmentation, individual or collective evaluation, choice of model - including probability of default (PD) at maturity, current exposure of contracts at the moment of default (EAD) at maturity, etc.), as well as the integration of prospective data: definition of the macroeconomic scenarios and the methods of recognition in expected credit losses.
The transactions documented in hedge accounting under IAS 39 continue to be documented in hedge accounting in the same way under IFRS 9 starting at January 1, 2018.
(2) Financial assets as "at fair value through profit or loss"
In IFRS 9, marketable securities continue to be recognized at fair value through profit or loss if they are hedged for interest rate risk. Changes in the fair value of the hedge securities are recognized in profit or loss, together with the offsetting change fair value of the economic hedges.
Equity investments in nonconsolidated companies recognized at cost under IAS 39 due to the size of their business not being material are reclassified at fair value through profit or loss under IFRS 9 without impacting the accounts of Banque PSA Finance at December 31, 2019.
C. Recognition and measurement of financial liabilities
See Note 13.7.D.

14.2. CURRENT FINANCIAL ASSETS

A. Loans and receivables - finance companies

(1) Analysis

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Total net "Retail, Corporate and Equivalent"	1	10	115
Total net "Corporate Dealers"	30	75	64
TOTAL	31	85	179

Retail, Corporate and Equivalent finance receivables represent loans provided by the finance companies to Peugeot, Citroën and DS customers to purchase or lease vehicles.

Wholesale finance (Corporate Dealers) receivables represent amounts due to Peugeot, Citroën and DS by their dealer networks and certain European importers which have been transferred to Groupe PSA finance companies, and working capital loans provided by the finance companies to the dealer networks.

(2) Maturities of loans and receivables

	December 31, 2020
(in million euros)	Net "Retail, Corporate and Equivalent"	Net "Corporate Dealers"	Total
Unallocated	-	-	-
Less than one year	1	30	31
Two to five years	-	-	-
Beyond five years	-	-	-
Total gross loans and receivables outstanding	1	30	31
Guarantee deposits on leases	-	-	-
Depreciation	-	-	-
Total net loans and receivables outstanding	1	30	31

(3) Allowances for credit losses

	December 31, 2020		December 31, 2019		December 31, 2018
(in million euros)	Retail, Corporate and Equivalent	Corporate Dealer	Retail, Corporate and Equivalent	Corporate Dealer	Retail, Corporate and Equivalent	Corporate Dealer
Performing loans with no past due balances	1	29	9	74	126	62
Performing loans with past due balances and non-performing loans	-	1	1	3	5	4
Total gross loans and receivables outstanding	1	30	10	77	131	66
Items taken into account in amortised cost calculations and guarantee deposits	-	-	-	-	(14)	-
Depreciation	-	-	-	(2)	(2)	(2)
Total net loans and receivables outstanding	1	30	10	75	115	64

B. Short-term investments – Finance companies

Short-term investments consist primarily of certificates of deposit held by the securitization funds. As at December 31, 2020, there is no certificate of deposit.

C. Cash and cash equivalents

Cash and cash equivalents amounted to €592 million at December 31, 2020 (€454 million at December 31, 2019 and €466 million at December 31, 2018), including central bank deposits, French treasury bonds and investments in mutual funds.

14.3. FINANCING LIABILITIES – FINANCE COMPANIES

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Other debt securities and bond debt	208	231	253
Bank borrowings	26	40	72
	234	271	325
Customer deposits	1	1	3
	235	272	328
Amounts due to Group manufacturing and sales companies	3	-	(1)
Total	238	272	327

A. Analysis by maturity

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
● Less than one year	234	40	95
● Two to five years	-	226	230
● Beyond five years	-	-	-
Total	234	266	325

B. Analysis by repayment currency

All bonds are mainly repayable in euros. Other financial liabilities can be analyzed as follows by repayment currency:

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
EUR	3	-	-
USD	204	223	218
ARS	-	-	66
Other currencies	27	43	41
TOTAL	234	266	325

C. Credit lines

	December 31, 2020	December 31, 2019	December 31, 2018
Undrawn confirmed lines of credit	140	150	235

At December 31, 2020, the credit lines totaling €140 million are detailed as follows:
●	€140 million in undrawn revolving bilateral lines.

14.4. MANAGEMENT OF FINANCIAL RISKS

A. Financial risk management policy

Most of the financing activities for the networks and customers of Groupe PSA brands are now managed by the equity accounted joint ventures with Santander and with BNP Paribas, which provide the financing and apply their risk management policies to them.
The risk management discussed below relates to the activities of Banque PSA Finance.

(1) Liquidity risk

The financing strategy of Banque PSA Finance is defined under the direction of the governing bodies of Banque PSA Finance.

Banque PSA Finance's capital structure and equity ratio comply with the latest regulatory requirements, reflecting the quality of the bank's assets.

Its financing is ensured by the broadest possible range of liquidity sources, and Banque PSA Finance aims to match the maturities of assets and liabilities. The implementation of this policy is monitored by the ALM Committee and the Risk Management Committee of Banque PSA Finance, which in particular monitor and forecast regulatory liquidity ratios and monitor of financing plans drawn up by region.

Since the establishment of local partnerships with Santander, Banque PSA Finance is no longer responsible for financing these entities.

Financing strategy implemented in 2020

At December 31, 2020, the only financing of Banque PSA Finance is from the bond issues.
The bank also has liquidity reserves of €591 million.

Renewal of bank facilities

Details of bank facilities are provided in Note 14.3.C.

Covenants

The revolving bilateral lines of credit (for a total outstanding amount of €141 million) signed by Banque PSA Finance have the customary acceleration clauses for such arrangements.

In addition, these credit facilities continue to require retention of banking status, and the compliance with a "Common Equity Tier One" capital ratio of at least 11%.

(2) Interest rate risk

Banque PSA Finance's policy aims to measure, ring fence in the context of stress scenarios and if necessary reduce the impact of changes in interest rates using appropriate financial instruments to match interest rates on the loans and the related refinancing.

The implementation of this policy is monitored by the ALM Committee and the Risk Management Committee of Banque PSA Finance.

(3) Counterparty and credit risks

Banque PSA Finance's exposure to credit risk corresponds to the risk of losses due to borrower default or borrower failure to fulfill their contractual obligations. The counterparties concerned are Peugeot, Citroën and DS dealers and the dealers' retail customers. In the event of default, Banque PSA Finance generally has the right to repossess the vehicle and sell it on the used vehicle market. The risk that the vehicle's selling price on the used vehicle market will be less than the outstanding debt is taken into account in determining the amount of the related impairment (see Note 14.1.B).

Wholesale lending decisions for fleet customers and dealers are made based on a detailed risk assessment in accordance with strict rules on lending limits, either by the local Banque PSA Finance credit committees, or by Groupe PSA credit committee. The level of credit lines is dependent on the item to be financed, the client’s risk rating and lastly the general level of risk borne by the approving Credit Committee. For its companies operated jointly with a partner, Banque PSA Finance has contractual mechanisms to ensure that it is properly involved in the decision-making and risk-monitoring process.

Retail loan acceptance processes are based on a local credit scoring system. To enhance its effectiveness, the scoring system is adapted according to the specific characteristics of each local market. For partnership subsidiaries, customer selection is the responsibility of the partner which uses the decision-making tools that it has developed.  In both cases, the teams at Banque PSA Finance’s headquarters monitor the level of risk of requests and acceptance closely on an on-going basis, as well as the characteristics of files with past due installments.

Defaults with no impairment concern only corporate loans.

Corporate loans with one or more installments that are over 90 days past due and loans to local administrations with one or more installments that are over 270 days past due are not classified as non-performing when the delays are due to payment incidents or claims, and do not reflect a default risk.

Concerning concentration of credit risks, Banque PSA Finance continually monitors its largest exposures to ensure that they remain at reasonable levels and do not exceed the limits set in banking regulations.

Banque PSA Finance’s exposure to financial counterparties is limited to (i) the investment of funds corresponding to the liquidity reserve and of any excess cash, and (ii) the use of derivatives (swaps and options) to hedge currency and interest rate risks.

Available cash is invested in money market securities issued by leading banks, in deposit accounts with leading banks or in monetary mutual funds.

(4) Currency risk

Groupe PSA policy consists of not entering into any operational currency positions. Liabilities are matched with assets in the same currency, entity-by-entity, using appropriate financial instruments if necessary. The hedging is achieved using cross currency swaps, currency swaps and forward foreign exchange contracts.

Groupe PSA does not hedge its net investment in foreign operations.

In view of the Groupe PSA's hedging policy of the operational currency positions, a change in exchange rates at the level of the finance companies would not have any material impact on consolidated profit or equity.

B. Hedging instruments: Finance companies

The different types of hedges and their accounting treatment are described in Note 13.6.B.

●	Impact of hedging instruments on income and equity

Impact of fair value hedges

(in million euros)	2020	2019	2018
Gains and losses on remeasurement of financial liabilities recognised in profit or loss	3	(1)	4
Gains and losses on remeasurement of hedges of financial liabilities recognised in profit or loss	(5)	(1)	7
Net impact on income	(2)	(2)	11

The hedging has no effect on equity (other components of comprehensive income).

14.5. FINANCIAL INSTRUMENTS

A. Financial instruments reported in the statement of financial position

	December 31, 2020		Analysis by class of instrument
(in million euros)	Carrying amount	Fair value	Instruments at fair value through profit or loss	At fair value through other comprehensive income	Instruments at amortised cost
Investments in unconsolidated companies	-	-	-	-	-
Other non-current financial assets	-	-	-	-	-
Other non-current assets	251	251	251	-	-
Loans and receivables - finance companies	31	31	-	-	31
Short-term investments - finance companies	67	67	67	-	-
Other receivables	121	121	1	-	120
Cash and cash equivalents	592	592	592	-	-
Assets	1,062	1,062	911	-	151
Financing liabilities - finance companies	238	239	-	-	238
Other payables	78	78	1	-	77
Liabilities	316	317	1	-	315

B. Information about financial assets and liabilities measured at fair value

The fair values of the marketable securities held by finance companies are at level 2, except for investments in mutual funds revalued at the published liquidation value, which are at level 1.

C. Information about financial assets and liabilities not measured at fair value

	December 31, 2020		Fair value level
(in million euros)	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Loans and receivables - finance companies	31	31	-	-	31
Liabilities
Financing liabilities - finance companies	238	235	209	-	26

D. Effect of financial instruments on profit or loss

	2020	Analysis by class of instrument
(in million euros)	Income Statement Impact	Instruments at fair value through profit or loss	At fair value through other comprehensive income	Instruments at amortised cost
Finance companies
Total interest income	4	-	-	4
Total interest expense	(2)	-	-	(2)
Remeasurement (1)	7	9	(2)	-
Total - finance companies	9	9	(2)	2
(1) For instruments classified as "at fair value through profit or loss", remeasurement includes interest and dividends received.

With respect to the Finance companies, the impact on the income statement of assets and liabilities pursuant to IFRS 9 is recognized in "operating income".

NOTE 15 - INCOME TAXES

In accordance with IAS 12 - Income Taxes, deferred taxes are calculated for all temporary differences between the tax base of assets and liabilities and their carrying amount. Deferred tax liabilities are systematically recognized, while deferred tax assets are recognized only when there is a reasonable expectation that they will be recovered.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries and equity method investments for the variance between their tax and accounting value, except to the extent that both of the following conditions are satisfied:

●	Groupe PSA is able to control the timing of the reversal of the temporary difference; and
●	and it is probable that the temporary difference will not reverse in the foreseeable future.
In practice:
●	for subsidiaries fully consolidated, a deferred tax liability is recognized only in respect of distribution taxes on dividends that will be paid by the subsidiary in the following year by decision of Groupe PSA;
●	for equity method investments, a deferred tax liability on dividend distributions is recognized for all differences between the tax base of the shares and their carrying amount; and
●	current tax benefits generated by intragroup provisions and sales are not cancelled by recognizing deferred tax liabilities, except when the difference is considered to be temporary, for example, when Groupe PSA plans to divest the subsidiary.

15.1. INCOME TAXES OF CONSOLIDATED COMPANIES

(in million euros)	2020	2019	2018
Current taxes
Corporate income taxes	(644)	(816)	(1,008)
Deferred taxes
Deferred taxes arising in the year	16	100	393
Total	(628)	(716)	(615)

A. Current taxes

Current taxes represent the amounts paid or currently due to the tax authorities for the year, calculated in accordance with the tax regulations and rates in effect in the various countries.

In France, Peugeot S.A. and its French subsidiaries that are at least 95%-owned maintained their election to determine French income taxes on a consolidated basis in accordance with Article 223 A of the French Tax Code.

In addition, Groupe PSA applies optional national integration or tax consolidation plans.

When withholding taxes on management fees are used by the recipients to pay tax, income is recognized appropriately in current taxes.

B. Tax rate in France

The French statutory income tax rate is 32.02%, including the additional contribution.

The cap on offsetting tax loss carryforwards against taxable profit for the year is maintained at 50% in 2020 as per French tax regulation.

The Finance Acts for 2018 and 2020 changed the income tax rate in France: from January 1, 2022, the current income tax rate will be 25.83% (including the additional contribution).

C. Deferred taxes

Deferred taxes are determined as described above. Deferred taxes were tested for impairment losses on the basis of tax estimates consistent with the main assumptions of Groupe PSA's Medium-Term Plan, and recorded over the period for which Groupe PSA deems their recoverability likely.

Tax loss carryforwards relating to the French tax group available for offsetting against net deferred tax liabilities (subject to the 50% cap) are recognized in the statement of financial position.

15.2. RECONCILIATION BETWEEN THEORETICAL INCOME TAX IN FRANCE AND INCOME TAX IN THE CONSOLIDATED STATEMENT OF INCOME

This reconciliation covers the full results of consolidated companies regardless of their classification in the statement of income.

(in million euros)	2020	2019	2018
Income (loss) before tax of fully-consolidated companies	2,737	4,324	3,954
French statutory income tax rate for the period	32.0%	34.4%	34.4%
Theoretical tax expense for the period based on the French statutory income tax rate	(876)	(1,489)	(1,361)
Tax effect of the following items :
● Permanent differences	(5)	97	(202)
● Income taxable at reduced rates	(2)	4	77
● Tax credits	4	16	21
● Effect of differences in foreign tax rates and other	82	251	202
Income tax before recognition of deffered taxes on tax loss carryfowards	(797)	(1,121)	(1,263)
Effective tax rate before recognition of deffered taxes on tax loss carryforwards	29.1%	25.9%	31.9%
● French tax group of Peugeot S.A.
‒ Utilization during the fiscal year of previously unrecognised losses	-	90	171
‒ Non Utilization during the fiscal year of previously recognised losses	(37)	-	-
‒ Capitalization of deferred taxes on previously unrecognised tax loss carryforwards	444	254	390
● Deferred taxes on tax loss carryforwards outside of the Peugeot S.A. French tax group	(238)	61	87
Income tax expense	(628)	(716)	(615)
Effective tax rate after recognition of deferred taxes on tax loss carryforwards	22.9%	16.6%	15.6%

15.3. CHANGE IN TAX ITEMS ON THE STATEMENT OF FINANCIAL POSITION

A. Analysis by nature

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Current taxes
Assets	216	221	376
Liabilities	(440)	(469)	(525)
Net current taxes	(224)	(248)	(149)

Deferred taxes
Tax credits	14	12	12

Gross value - excluding Faurecia	3,562	3,896	4,136
Impairment of assets originally recognized - excluding Faurecia	(2,434)	(3,062)	(3,256)
Gross amount - Faurecia	727	734	703
Impairment of assets originally recognized - Faurecia	(574)	(569)	(564)
Total deferred tax assets on tax losses carry forward	1,281	999	1,019

Research and development costs	(1,274)	(1,204)	(1,092)
Amortization (regulated depreciation excluded)	(134)	(7)	81
Regulated provisions and special amortization	(763)	(759)	(739)
Provisions for pensions	153	130	159
Inventories	99	95	91
Provisions for risks and charges net	635	692	794
Other	43	142	(256)
Other deferred tax assets and liabilities (excluding Faurecia)	(1,241)	(911)	(962)
Research and development costs	(328)	(464)	(367)
Amortization (regulated depreciation excluded)	60	338	234
Provisions for pensions	98	90	66
Inventories	193	129	98
Other	219	175	155
Other deferred tax assets and liabilities (Faurecia)	241	268	186
Other deferred tax assets and liabilities	(1,000)	(643)	(776)
Total deferred tax assets, net of liabilities	295	368	255
Defered tax assets	1,096	1,198	1,036
Deferred tax liabilities	(801)	(830)	(781)
Total deferred tax assets and liabilities net in the statements of financial postion	295	368	255

B. Changes in deferred tax positions by nature

(in million euros)	January 1, 2020	Recognized in consolidated Income Statement	Recognized in Other Comprehensive Income	Translation differences and other changes	December 31, 2020
Deferred taxes
Tax credits	12	3	-	(1)	14
Total deferred tax assets on tax losses carry forward - Excluding Faurecia	834	293	-	1	1,128
Total deferred tax assets on tax losses carry forward - Faurecia	165	-	-	(12)	153
Total deferred tax assets on tax losses carry forward	999	293	-	(11)	1,281

Provisions for pensions	130	(37)	19	41	153
Amortization (regulated depreciation excluded)	(7)	(85)	-	(42)	(134)
Inventories	95	(5)	-	9	99
Provisions for risks and charges net	692	(44)	-	(13)	635
Research and development costs	(1,204)	(80)	-	10	(1,274)
Regulated provisions and special amortization	(759)	(3)	-	(1)	(763)
Others	142	(83)	4	(20)	43
Other deferred tax assets and liabilities (excluding Faurecia)	(911)	(337)	23	(16)	(1,241)
Research and development costs	(464)	226	-	(90)	(328)
Amortization	338	(279)	-	1	60
Provisions for pensions	90	(2)	10	-	98
Inventories	129	64	-	-	193
Others	175	49	-	(5)	219
Other deferred tax assets and liabilities (Faurecia)	268	58	10	(95)	241

Total other deferred tax assets and liabilities	(643)	(279)	33	(111)	(1,000)

Deferred tax assets net	368	17	33	(123)	295

(in million euros)	January 1, 2019	Recognized in consolidated Income Statement	Recognized in Other Comprehensive Income	Translation differences and other changes	December 31, 2019
Deferred taxes
Tax credits	12	(1)	-	1	12
Total deferred tax assets on tax losses carry forward - Excluding Faurecia	880	(42)	-	(4)	834
Total deferred tax assets on tax losses carry forward - Faurecia	139	25	-	1	165
Total deferred tax assets on tax losses carry forward	1,019	(17)	-	(3)	999

Provisions for pensions	159	69	-	(98)	130
Amortization (regulated depreciation excluded)	81	(76)	-	(12)	(7)
Inventories	91	3	-	1	95
Provisions for risks and charges net	794	(130)	-	28	692
Research and development costs	(1,092)	(124)	-	12	(1,204)
Regulated provisions and special amortization	(739)	(26)	-	6	(759)
Others	(256)	348	(4)	54	142
Other deferred tax assets and liabilities (excluding Faurecia)	(962)	64	(4)	(9)	(911)
Research and development costs	(367)	(97)	-	-	(464)
Amortization	234	103	-	1	338
Provisions for pensions	66	8	16	-	90
Inventories	98	32	-	(1)	129
Others	155	8	8	4	175
Other deferred tax assets and liabilities (Faurecia)	186	54	24	4	268

Total other deferred tax assets and liabilities	(776)	118	20	(5)	(643)

Deferred tax assets net	255	100	20	(7)	368

C. Tax losses carry forward excluding Faurecia1

Tax losses carry forward as at December 31, 2020

(in million euros, measured by current actual tax rates)	Tax integration France	Tax integration Germany	Opel Spain	Others	Total

Tax losses carry-forward (after application of the current tax rate)	2,551	107	453	451	3,562
Recognized deferred tax assets on tax losses carry-forward	(1,076)	-	(6)	(46)	(1,128)
Unrecognized tax losses carry-forward (after application of the current tax rate) as at December 31, 2020	1,475	107	447	405	2,434
Unrecognized tax losses carry-forward (after application of the current tax rate) as at December 31, 2019	1,856	287	454	465	3,062
Unrecognized tax losses carry-forward (after application of the current tax rate) as at December 31, 2018	2,066	271	484	435	3,256

In France, total tax loss carry-forwards based on the tax situation at the end of December 2020 amounts to €9.9 billion. A roll forward of €8.6 billion (by reference to €10.4 billion tax loss carry-forward as at December 31, 2019) to French permanent establishment of Stellantis N.V. is preliminarily agreed by the French tax authority and is still subject to further analysis and validation in 2021 based on the FY2020 tax declaration.

NOTE 16 - EQUITY AND EARNINGS PER SHARE

16.1. EQUITY

A. Capital management policy

The capital management policy relates to equity as defined under IFRS. It is designed to ensure that Groupe PSA has secure long-term capital resources and to optimize Groupe PSA's cost of capital. Managing capital essentially involves deciding the level of capital to be held currently or in the future and setting dividend policies.

Equity breaks down into portions attributable to non controlling interests and to Owners of the parent company.

Equity attributable to Owners of the parent company is equal to the share capital of Peugeot S.A. less any treasury shares, plus reserves and retained earnings of Groupe PSA's various business segments.

Non controlling interests mainly represent non-Group shareholders of Faurecia. Equity attributable to non controlling interests varies in line with changes in the Faurecia group's consolidated equity (in particular net earnings and change in translation reserves) and - exceptionally - in the event of a sale, purchase or any other equity transaction carried out by Peugeot S.A. in respect of Faurecia.

There are no financial covenants based on consolidated equity. The drawdown on the confirmed credit facilities of Peugeot S.A. and GIE PSA Trésorerie is subject to compliance with an equity-based financial ratio (see Note 13.4).

1 The tax losses carry forward of Faurecia amounts €574 million as at December 31, 2020 (€578 million as at December 31, 2019 and €565 million as at December 31, 2018).

Banque PSA Finance complies with the capital adequacy ratio and other capital requirements imposed under banking regulations.

Peugeot S.A. shares are held in treasury for the following purposes:
●
to award shares to employees, directors and officers of the Company or of companies or groups that are affiliated with it when the stock options are exercised or when performance plans’ shares are allocated; and

●	to reduce the company's share capital.

B. Analysis of share capital and changes in the year

Rights issues

●	Grants of performance shares by Peugeot S.A.
The performance share plans established in 2015, 2016, 2017, 2018, 2019 and 2020 are described in Note 8.2.A.

Analysis of share capital

(in euros)	December 31, 2020	December 31, 2019	December 31, 2018
Share capital at beginning of period	904,828,213	904,828,213	904,828,213
Share capital reduction	(10,000,000)	-	-
Share capital at end of period	894,828,213	904,828,213	904,828,213

Situation at December 31, 2020

The capital on December 31, 2020 is established at €894,828,213 and divided into shares with a par value of €1 each. It is fully paid up. The shares are, according to the shareholder's decision, either registered or bearer shares. As of December 31, 2020, Lion Participation (BPI France) held 110,622,220 shares, Dongfeng Motor Group held 100,622,220 shares (after the sale of 10,000,000 to Peugeot SA and cancelled by the holding) and the Peugeot family holdings (FFP and Etablissements Peugeot Frères) controlled 128,718,784 shares (of which they held 110,622,220, and 18,096,564 were covered by the equity swap contract with Natixis). This equals 17.90% of the voting rights in Groupe PSA for Lion Participation, 16.28% for Dongfeng Motor Group and 19.36% for the Peugeot family holdings.

The share price on December 31, 2020 was €22.37.

C. Treasury shares

All Peugeot S.A. shares held by Groupe PSA are recorded at cost as a deduction from equity. Proceeds from sales of treasury shares are taken to equity, so that any disposal gains or losses have no impact on profit (loss) for the period.

Groupe PSA may use the buyback authorizations given at Shareholders' Meetings to buy back Peugeot S.A. shares.

Changes in treasury shares are presented in the following table:

(1) Number of shares held

(number of shares)		2020 Transactions	2019 Transactions	2018 Transactions
At beginning of period		9,943,735	11,315,735	11,315,735
Shares delivered under the 2015 free share plan		-	(325,792)	-
Shares sold under the 2015 free share plan		-	(32,208)
Shares delivered under the 2016 free share plan		(926,430)	(980,880)
Shares sold under the 2016 free share plan		(39,070)	(33,120)	-
Shares delivered under the 2017 free share plan		(1,131,468)	-	-
Shares sold under the 2017 free share plan		(56,532)	-	-
At period-end		7,790,235	9,943,735	11,315,735
Allocation		-	-	-
● Shares held for allocation on exercise of future performance share or stock options plans		-	871,735	3,333,735
● Coverage of the 2015 performance share plan		-	-	389,000
● Coverage of the 2016 performance share plan		-	1,014,000	2,200,000
● Coverage of the 2017 performance share plan	8.2.B	1,130,500	2,452,000	2,693,000
● Coverage of the 2018 performance share plan	8.2.B	2,357,500	2,524,500	2,700,000
● Coverage of the 2019 performance share plan	8.2.B	2,911,000	3,081,500	-
● Coverage of the 2020 performance share plan	8.2.B	1,391,235	-	-
		7,790,235	9,943,735	11,315,735

No cancellation of shares was made in 2018, 2019 or in 2020, except for the 10 million shares repurchase from Dongfeng Motor Group (see note 16.1.B). No purchases were made in 2019.

As a result of the merger of Peugeot S.A into FCA completed on January 16, 2021 (renamed Stellantis N.V. from January 17, 2021) and according to the Cross-Border Merger Terms, each Groupe PSA ordinary share held in treasury by Goupe PSA has been cancelled by operation of Law and no consideration has been delivered in exchange therefore.

(2) Change in value

(in million euros)	2020	2019	2018
At beginning of period	(240)	(270)	(270)
Purchases (sales) during the period	-	2	-
Shares delivered under the 2015 free share plan	-	10	-
Shares sold under the 2016 free share plan	1	-	-
Shares sold under the 2017 free share plan	2	-	-
Shares delivered under the 2016 free share plan	26	13	-
Shares delivered under the 2017 free share plan	28	-	-
Others	-	5	-
At period-end	(183)	(240)	(270)
Average price per share (in euros)	23.49	24.14	23.86

The purchase price of treasury shares is deducted from equity.
The share price on December 31, 2020 was €22.37.

D. Reserves and retained earnings, excluding non controlling interests

Reserves and retained earnings, including profit for the year, can be analyzed as follows:

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Peugeot S.A. legal reserve	90	90	90
Other Peugeot S.A. statutory reserves and retained earnings	14,473	14,522	13,631
Reserves and retained earnings of subsidiaries, excluding non controlling interests	6,019	3,797	2,729
Total	20,582	18,409	16,450

Other Peugeot S.A. statutory reserves and retained earnings include:

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Reserves available for distribution:
Without any additional corporate tax being due	13,405	13,453	12,562
After deduction of additional tax (1)	1,068	1,069	1,069
Total	14,473	14,522	13,631
Tax on distributed earnings	149	149	149
(1) Corresponding to the portion of the long-term capital gains reserve that remains subject to additional tax.

E. Non controlling interests

Non controlling interests correspond mainly to the interests of other shareholders of Faurecia.

16.2. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share are presented at the bottom of the income statements. They are calculated as follows:

A. Basic earnings per share - Attributable to the Owners of the parent

Basic earnings per share are calculated on the basis of the weighted average number of shares outstanding during the period.

The average number of shares outstanding is calculated by taking into account the number of shares issued and cancelled during the period and changes in the number of shares held in treasury shares.

	2020	2019	2018
Consolidated basic earnings of continuing operations - attributable to the Owners of the parent (in million euros)	2,173	3,201	2,827
Consolidated basic earnings - attributable to the Owners of the parent (in million euros)	2,173	3,201	2,827
Average number of €1 par value shares outstanding	886,338,686	894,402,311	893,512,478
Basic earnings per €1 par value share of continuing operations - attributable to the Owners of the parent (in euros)	2.45	3.58	3.16
Basic earnings per €1 par value share (in euros) - attributable to the Owners of the parent	2.45	3.58	3.16

B. Diluted earnings per share - Attributable to the Owners of the parent

Diluted earnings per share are calculated using the treasury shares method. This consists of taking into account the exercise of stock options, performance share grants to employees and equity warrants.

The performance share grants (see Note 8.2.A) and the equity warrants (see Note 16.1.B) had a potential dilutive effect on December 31, 2020.

The following tables show the effects of the calculation:

(1) Effect on the average number of shares

	Notes	2020	2019	2018
Average number of €1 par value shares outstanding		886,338,686	894,402,311	893,512,478
Dilutive effect, calculated by the treasury shares method, of:
● Equity warrants delivered to General Motors Group		39,727,324	39,727,324	39,727,324
● Performance share grants	8.2.A	8,290,429	7,602,712	6,252,094
Diluted average number of shares		934,356,439	941,732,347	939,491,896

(2) Effect of Faurecia dilution on consolidated earnings of continuing operations - attributable to the Owners of the parent

(in million euros)	2020	2019	2018
Consolidated profit (loss) from continuing operations - attributable to the Owners of the parent	2,173	3,201	2,827
Dilutive effect of Faurecia (performance share grants)	-	(1)	-
Consolidated profit (loss) from continuing operations (after Faurecia dilution effect)	2,173	3,200	2,827
Diluted earnings of continuing operations - attributable to the Owners of the parent per €1 par value share (in euros)	2.33	3.40	3.01

(3) Effect of Faurecia dilution on consolidated earnings - attributable to the Owners of the parent

(in million euros)	2020	2019	2018
Consolidated profit (loss) - attributable to the Owners of the parent	2,173	3,201	2,827
Dilutive effect of Faurecia (performance share grants)	-	(1)	-
Consolidated profit (loss) (after Faurecia dilution effect)	2,173	3,200	2,827
Diluted earnings - attributable to the Owners of the parent per €1 par value share (in euros)	2.33	3.40	3.01

The performance share grants of Faurecia have a potential impact on the total number of Faurecia shares outstanding without affecting the number of shares held by Groupe PSA. Consequently, they have a potential dilutive effect on consolidated profit attributable to Groupe PSA.

Due to their terms, the Faurecia performance share plans did not have any material dilutive impact in 2018, 2019, or in 2020.

NOTE 17 - NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

The statement of cash flows is partitioned into cash flows from operating activities, cash flows from investing activities and cash flows from financing activities depending on the nature of the transactions.

Groupe PSA’s main choices as regards presentation were as follows:

●	Interest flows are included in cash flows from operating activities;
●	Payments received in connection with grants were allocated by function to cash flows from investing activities or cash flows from operating activities depending on the nature of the grant;
●	The conversion options of convertible bonds (involving both optional and mandatory conversion) are presented in the capital increase line under cash flows from financing activities;
●	Voluntary contributions paid into pension funds are recognized in cash flows from operating activities;
●	Payments made on the deferred portion of a fixed asset purchase are presented in cash flows from investing activities for the period (“Change in amounts payable on fixed assets”);
●	Tax payments are classified under cash flows from operating activities;
●	Bonds’ redemptions are classified under cash flows from financing activities.

17.1. ANALYSIS OF NET CASH AND CASH EQUIVALENTS REPORTED IN THE STATEMENTS OF CASH FLOWS

(in million euros)	Notes	December 31, 2020	December 31, 2019	December 31, 2018
Cash and cash equivalents	13.4.B	22,303	17,379	14,961
Payments issued	13.5.C	(21)	(26)	(23)
Other		4	1	3
Net cash and cash equivalents - manufacturing and sales companies		22,286	17,354	14,941
Cash and cash equivalents	14.2.C	591	454	466
Other		-	(3)	(4)
Net cash and cash equivalents - finance companies		591	451	462
Elimination of intragroup transactions		(2)	-	(1)
Total		22,875	17,805	15,402

17.2. NET CHARGES TO DEPRECIATION, AMORTIZATION AND IMPAIRMENT IN THE STATEMENTS OF CASH FLOWS

(in million euros)	Notes	2020	2019	2018
Depreciation and amortisation expense	6.2	(3,725)	(3,388)	(2,815)
Impairment of:		-	-	-
● capitalised development costs	9.1.B	(145)	(160)	(102)
● property, plant and equipment	9.2.B	(92)	(135)	(38)
Depreciation of equity invesments		(16)	2	(33)
Other		(80)	(36)	(7)
TOTAL		(4,058)	(3,717)	(2,995)

17.3. INTEREST RECEIVED AND PAID BY THE MANUFACTURING AND SALES COMPANIES

Interest received and paid by manufacturing and sales companies is included in funds from financing activities, and is as follows:

(in million euros)	2020	2019	2018
Interest received	39	53	15
Interest paid	(261)	(278)	(292)
Net interest received (paid)	(222)	(225)	(277)

17.4. CHANGES IN OTHER FINANCIAL ASSETS AND LIABILITIES FOR THE MANUFACTURING AND SALES COMPANIES

(in million euros)	2020	2019	2018
Increase in borrowings	3,704	2,512	1,647
Repayment of borrowings and conversion of bonds	(1,645)	(1,079)	(1,258)
(Increase) decrease in non-current financial assets	(55)	17	(232)
(Increase) decrease in current financial assets	811	(475)	557
Increase (decrease) in current financial liabilities	649	(52)	(83)
Disposal of consolidated subsidiaries without loss of control	308	-	-
	3,772	923	631
Net cash flows with Group finance companies
TOTAL	3,772	923	631

Increase in borrowings in the amount of €3,704 million in 2020 notably includes:
-	€1,000 million from Peugeot S.A. bond issue due in May 2026;
-	€1,000 million from the Faurecia bond issues due in 2025 and 2028;
-	€600 million from the Faurecia new syndicated borrowing;
-	€800 million from the Faurecia new borrowing from Natixis Clubdeal;
-	€188 million from the Faurecia new credit line related to the Clarion acquisition.

Debt repayments in the amount of €1,645 million in 2020 include notably the repayment by Faurecia of a syndicated borrowing for €595 million and of the Natixis Clubdeal borrowing for €800 million.
Disposal of consolidated subsidiaries without loss of control in the amount of €308 million in 2020 concerns the sale by Groupe PSA of 7% of Faurecia’s outstanding share capital.

NOTE 18 - OFF-BALANCE SHEET COMMITMENTS AND CONTINGENT LIABILITIES

Off-balance sheet commitments given in the normal course of business were as follows at December 31, 2020:

(in million euros)	Notes	December 31, 2020	December 31, 2019	December 31, 2018
● Financing commitments	13.8	1,478	901	838
● Operating commitments	9.4	1,543	1,717	3,169
Manufacturing and sales companies		3,021	2,618	4,007
Finance companies	14.6	16	16	-

In 2019, the decrease in operating commitments resulted from the effect of the application of IFRS 16 Leases (see Note 3.2 and 3.3).

18.1. CONTINGENT LIABILITIES

●	Automotive equipment

On March 25, 2014, the European Commission and the United States Department of Justice, on November 27, 2014, the Competition Commission of South Africa, and on May 19, 2017, the Brazilian competition authority (CADE), initiated an inquiry covering certain suppliers of emission control systems on the basis of suspicions of anti-competitive practices in this market. Faurecia is one of the companies covered by these inquiries.

On the status of these inquiries:
●	The European Commission has decided on April 28, 2017 to terminate the investigation initiated on March 25, 2014;
●	An agreement has been reached with the CADE and made public on September 5, 2018 putting an end to the inquiry on Faurecia;
●	In December 2018, Faurecia was informed by the United States Department of Justice that it was no longer subject to an inquiry; and
●	An agreement has been reached with the Competition Commission of South Africa for a non material amount and made public on May 18, 2020, putting an end to this enquiry related to Faurecia.

Moreover, the Faurecia has reached agreements, for non-material amounts, with the plaintiffs to settle all three class actions which were filed in the United States District Court for the Eastern District of Michigan against several suppliers of emissions control systems, including group affiliates, alleging anticompetitive practices with respect to Exhaust Systems. These agreements have been validated by the court.

Two class actions for similar allegations have also been filed in Canada.

The consequences of remaining procedures and mentioned above cannot be predicted.

In 2014, the Alliance of Artists and Recording Companies, Inc. (AARC) filed two consolidated cases in the United States District Court for the District of Columbia seeking damages and an injunction against a group of automotive manufacturers and suppliers, including Clarion Corporation of America for one of the cases (the "Case"). In the Case, AARC alleged that the defendants were distributing in-vehicle navigation systems in violation of the Audio Home Recording Act of 1992 (the "Act"), in part, because no royalties were paid pursuant to the Act. The Case centers on whether the systems are "digital audio recording devices" that are capable of making "digital audio copied recordings" as defined by the Act.

On March 23, 2018, the District Court issued summary judgment in favor of Clarion and ruled that Clarion’s navigation systems are not "digital audio recording devices" because they are not capable of producing a "digital audio copied recording" under the statute’s definitions. The District Court entered final judgment in favor of Clarion and the other defendants and there are no additional claims against Clarion that remain pending at the District Court level.

In September 2018, AARC appealed the District Court’s summary judgment opinion to the United States Court of Appeals for the District of Columbia Circuit ("D.C. Circuit") on similar grounds argued at the District Court. Clarion along with the other defendants filed an opposing appeal brief supporting affirmance of the District Court’s opinion.

On January 28, 2020, the D.C. Circuit’s three-judge panel unanimously affirmed the District Court’s summary judgment in Clarion’s favor, ruling that automakers and manufacturers of certain onboard vehicle systems (which include Clarion’s systems), comprised of hard drives, computer programs and databases, were not liable for damages or royalty payments under the Audio Home Recording Act of 1992, 17 U.S.C. §1001, et. Seq. In the absence of petition to the D.C. Court for a rehearing or appeal to the U.S. Supreme Court from the plaintiffs within the adequate timeframe which ended on June 26, 2020, the Case is considered as being definitively concluded.

There are no other claims or litigation in progress or pending that are likely to have a material impact on the Faurecia’s consolidated financial position.

●	Automotive business

The customs agreement governing the automotive industry between Brazil and Argentina provides for the payment of penalties by the Argentine automotive industry should the average ratio of imports to exports vis-à-vis Brazil exceed a certain threshold over the 2015–2029 period. Penalties may be payable by the Group should the automotive industry as a whole and the Group not hit the required ratio. No provision has been funded due to the uncertainties surrounding developments in the automotive markets in Argentina and Brazil between now and 2029 and the steps that the Group could take.

●	Peugeot SA

Peugeot SA has given a parent company guarantee for a grant received by ACC, which would become repayable by ACC to the government if the supported expenditures turn out to be not eligible and if ACC couldn’t afford to reimburse the government.

The amount of the guarantee concerns only the part which has already been received by ACC.

As at December 31, 2020, the amount of the guarantee is €64 million.

18.2. COMMITMENTS CONNECTED WITH THE GEFCO GROUP

Representations and warranties were made to JSC Russian Railways (RZD) as part of its acquisition of the Gefco Group from Groupe PSA in December 2012. At 31 December 2020, the Groupe PSA had not identified any material risks associated with these representations and warranties.

Under the logistics and transportation service agreements entered into by the Groupe PSA and Gefco groups, the Group gave a five-year exclusivity clause on Peugeot Citroen activities. An amendment signed in November 2016 supplemented these logistics and transportation service agreements. This amendment, which came into effect on 1 January 2017, extends the exclusivity clause until the end of 2021, with an option for early termination from end of 2020. The Group had not identified any material impact from these provisions on Groupe PSA consolidated financial statement at end December 2020.

NOTE 19 - RELATED PARTY TRANSACTIONS

These are transactions with related parties, as referred to in the IFRS standards IAS 24, concluded by Groupe PSA companies during the 2018, 2019 and 2020 financial years.
These transactions concern mainly the equity method companies and fleet sales to the French administration and the companies under its control.

The sale and purchase transactions carried out by the consolidated manufacturing and sales companies with the companies are as follows:

(in million euros)	2020	2019	2018
Sales to manufacturing and sales companies (1)	829	1,298	198
Net sales of fleets to the French administration and to companies under its control	205	253	166
Sales and assignments to companies in partnership with Santander, incl. buy-back sales (2)	4,578	5,138	5,404
Purchases (3)	(2,845)	(2,947)	(2,630)
(1)Of which Faurecia sales to equity method investments of Faurecia and PSA, and to Dongfeng Motor partnerships for €652 million as of December 31, 2020 (€981 million as of December 31, 2019).
(2)Before buy-back restatment (cancellation of net sales, recognized over the duration of the contract).
(3)Of which €1,913 million in purchases from Gefco (€2,264 million in 2019).

The receivables and payables with these companies are as follows:

(in million euros)	December 31, 2020	December 31, 2019	December 31, 2018
Long-term loans(1)	251	196	-
Loans - due within one year	165	78	16
Accounts receivable (2)	353	579	147
Accounts payable (3)	(472)	(434)	(176)
(1) Subordinated loans granted by BPF holding to its financial joint ventures.
(2) Of which Faurecia's receivables for €198 million at December 31, 2020 (€308 at December 31, 2019).
(3) Of which Faurecia's payables for €12 million at December 31, 2020 (€29 million at December 31, 2019).

Dealings between Groupe PSA and the financial companies are largely unchanged following Santander's investment in the joint ventures.
Other than these transactions, there were no significant transactions with other related parties.

NOTE 20 - FEES PAID TO THE AUDITORS

	Mazars			EY			PWC
(in million euros)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Audit fees (1)	22.2	8.1	4.3	40.7	11.2	10.3	0.1	0.1	4.1
Audit-related fees (2)	1.3	0.6	0.1	2.4	0.6	0.9	0.1	0.1	1.0
Tax fees (3)	-	-	-	0.3	0.2	0.4	-	-	-
Other fees(4)	-	-	-	-	-	-	-	-	-
TOTAL	23.5	8.7	4.4	43.4	12.0	11.6	0.2	0.2	5.1
o/w Faurecia	4.7	4.0	-	4.7	5.2	4.7	0.1	-	4.9
(1)The audit fees in 2020 include (i) the US GAAS audit for the years ended December 31, 2019, 2018 and 2017 for the purpose of the Form F-4 of FCA filed in connection with the completion of the merger with FCA and (ii) with the PCAOB audit for the years ended December 31, 2020, 2019 and 2018 in connection with the preparation of these financial statements.

(2)Audit-Related Fees comprise services rendered for assurance and related services that are reasonably related to the performance of the audit or review of Groupe PSA's financial statements and are not reported under Audit fees. The audit-related fees in 2020 include services related to the review of the Form F-4 filed with the SEC and the European Prospectus filed with the AFM and the issuance of the related consent letters.

(3)Tax Fees comprise services rendered for tax compliance and tax advice services.
(4)Other Fees comprise services, other than the services reported in the other categories.

Faurecia’s Statutory Auditors are EY and Mazars since 2019.

NOTE 21 - CONSOLIDATED COMPANIES AT DECEMBER 31, 2020

The Companies listed below are fully consolidated, except those marked with an asterisk*, which are consolidated by the equity method, and those marked with two asterisks**, which are consolidated as joint operations and recognized in proportion to the share of assets, liabilities, revenue and expenses controlled by Groupe PSA.
Local regulation allows for exemption from local statutory requirements according to sec. 264 of the German Commercial Code and the company has applied such exemption for companies marked with a "N".

Companies	Country	% share		Companies	Country	% share

Other businesses				D.J. - 56	France	100
				Société Lilloise de Services et de Distribution Automobile de Pièces de Rechange	France	100
Peugeot S.A.	France	100		Pièces et Entretien Automobile Bordelais	France	100
Financière Pergolèse	France	100		PSA ID	France	100
GIE PSA Trésorerie	France	100		Peugeot Deutschland GmbH	Germany	100	N
Grande Armée Participations	France	100		Citroën Deutschland AG	Germany	100	N
F2M SAS	France	100		Groupe PSA Deutschland GmbH	Germany	100	N
PSA Ventures	France	100		PSA Retail GmbH	Germany	100	N
Sté Anonyme de Réassurance Luxembourgeoise - SARAL	Luxembourg	100		PCA Motors Private Ltd	India	100
Kommun Garanti Reinsurance SA	Luxembourg	100		PCA Automobiles India Private Limited	India	87
PSA International S.A.	Switzerland	100		PSA AVTEC Powertrain Private Ltd	India	73
Groupe Gefco	France	25	*	Peugeot Citroën Retail Italia S.p.A.	Italy	100
				Groupe PSA Italia S.p.A.	Italy	100
				Groupe PSA Japan co., Ltd.	Japan	100
Automobile Peugeot Citroën DS				Groupe PSA Japan retail Co., Ltd	Japan	100
				NAZA Automotive Manufacturing Sdn Bhd	Malaya	61
PSA Automobiles SA	France	100		Peugeot Citroën Automobiles Maroc	Morocco	95
Peugeot Algérie S.p.A.	Algeria	100		Peugeot Citroën DS Maroc	Morocco	100
Peugeot Citroën Production Algérie Spa	Algeria	49		Groupe PSA Maroc	Morocco	100
Circulo de Inversiones S.A. - CISA	Argentina	100		Peugeot Mexico	Mexico	100
Peugeot-Citroën Argentina S.A.	Argentina	100		Servicios Automotores Franco-Mexicana	Mexico	100
PCA Asesores de seguros S.A.	Argentina	98		Citroën Nederland B.V.	Netherlands	100
Citroën Österreich GmbH	Austria	100		Peugeot Nederland N.V.	Netherlands	100
Peugeot Austria GmbH	Austria	100		PCMA Holding	Netherlands	70
PSA Retail Austria GmbH	Austria	100		PSA Retail Nederland BV	Netherlands	100
Logistik Park Teiledienst GmbH	Austria	50		Citroën Polska Sp. z.o.o.	Poland	100
Peugeot Belgique Luxembourg	Belgium	100		Peugeot Polska Sp.Zo.O.	Poland	100
S.A. Peugeot Distribution Service	Belgium	100		PSA Retail Rent Poland SP Z.O.O	Poland	100
Citroën Belux	Belgium	100		PSA Manufacturing Poland Sp. z o.o.	Poland	100
Datosco	Belgium	67		Peugeot Portugal Automoveis S.A.	Portugal	100
DATOS	Belgium	67		Peugeot-Citroën Automoveis Portugal	Portugal	99
PCI do Brasil Limitada	Brasil	100		Automoveis Citroën S.A.	Portugal	100
Peugeot Citroen do Brasil Automoveis	Brasil	100		PSAR Portugal S.A.	Portugal	100
PSA Ventures Serviços de Mobilidade Urbana Ltda	Brasil	100		Citroën UK Ltd	United Kingdom	100
PSA Chile S.A.	Chile	100		Peugeot Motor Company PLC	United Kingdom	100
Automotores Franco Chilena S.A.	Chile	100		Peugeot Citroën Retail UK Ltd	United Kingdom	100
PSA Management Co Ltd (Shanghai)	China	100		Peugeot-Citroên Automobiles UK	United Kingdom	100
Peugeot Citroën (CHINA) Automotive Trade Co	China	100		Robins and Day Ltd	United Kingdom	100
PSA (Wuhan) Management Co., Ltd.	China	100		Melvin Motors (Bishopbriggs) Ltd	United Kingdom	100
Shanghaï Jianxin Enterprise Management Co. Ltd	China	67		WarWick Wright Motors Chiswick Ltd	United Kingdom	100
PSAG Automóviles Comercial España, S.A.	Spain	100		Rootes Ltd	United Kingdom	100
Peugeot Citroën Automóviles España	Spain	100		Go Motor Retailing Ltd	United Kingdom	100
Placas de Piezas y Componentes de Recambios (PPCR)	Spain	100		Peugeot Citroën Rus	Russia	100
Plataforma Comercial de Retail, S.A.U.	Spain	97		PSA Automobile International Pte. Ltd	Singapore	100
Clicars Spain SL	Spain	69		PCA Slovakia Sro	Slovakia	100
Mécanique et Environnement	France	100		PSA Services Centre Europe S r o	Slovakia	100
Conception d'Equipement Peugeot Citroën - CEPC	France	100		Peugeot Citroën South-Africa	South Africa	100
Automobiles Peugeot	France	100		Peugeot Citroen Gestion Internationale	Switzerland	100
Française de Mécanique	France	100		PCA Logistika Cz S.r.o.	Czech Republic	100
Mister AUTO	France	100		Groupe PSA Automotiv Pazarlama AS	Turkey	100
Automobiles Citroën	France	100		Peugeot Citroën Ukraine	Ukraine	100
SNC - Société Mécanique Automobile de l'Est - SMAE	France	100		Punch Powertrain PSA e-Transmissions NV	Belgium	39	*
PSA VO France	France	100		Auto Avaliar	Brasil	41	*
SNC Peugeot Poissy	France	100		Shandong UAP Auto Union E-Commerce Co. Ltd	China	30	*
PSA Retail France SAS	France	100		Dongfeng Peugeot-Citroën Automobile Ltd - DPCA	China	50	*
SEVELNORD	France	100		Wuhan Shenlong Hongtai Automotiv	China	10	*
Société Lyonnaise de Pièces et Services Automobile	France	100		Dongfeng Peugeot Citroën Automobiles Sales Company Ltd	China	50	*
Est PR	France	25		Punch Powertrain PSA e-transmissions assembly	France	50	*
Autobiz	France	71		Automotive Cells Company SE	France	50	*
CELOR	France	71		Nidec PSA emotors	France	50	*
ARAMIS SAS	France	71		Iran Khodro Automobiles Peugeot	Iran	50	*
Peugeot Citroën Sochaux	France	100		Saipa Citroën Company	Iran	50	*
Peugeot Citroën Mulhouse	France	100		STAFIM	Tunisia	34	*
Peugeot Citroën Rennes	France	100		STAFIM-GROS	Tunisia	34	*
Mecaniques et Bruts du Nord-Ouest	France	100		Societa Europea Veicoli Leggeri S.p.A. - SEVEL	Italy	50	**
Mecaniques et Bruts du Grand est	France	100		PCMA Automotiv RUS	Russia	70	**
Peugeot Media Production	France	100
SNC PC PR	France	100
Euro Repar Car Service	France	100		Automobile Opel Vauxhall
SCDPRS (Société Commerciale de Distribution Pièces de Rechange et Services)	France	100
SPSAO (Société de Pièces et Services Automobile de l'Ouest)	France	100		Opel Automobile GmbH	Germany	100	N

Companies	Country	% share		Companies	Country	% share

Opel Wien GmbH	Austria	100		Faurecia (Changshu) Automotive Systems Co., Ltd	China	25.48
Opel Austria GmbH	Austria	100		Faurecia Liuzhou Automotive Seating Co., Ltd	China	23.17
Opel Belgium NV	Belgium	100		Dongfeng Faurecia Emissions Control Technologies Co., Ltd	China	23.17
Opel Automotive Services Belgium NV	Belgium	100		Jiangxi Faurecia Coagent Electronics Co., Ltd	China	46.34
Opel France S.A.S.	France	100		Faurecia (Hangzhou) Automotive Systems Co., Ltd	China	46.34
Opel Group Warehousing GmbH	Germany	100	N	Faurecia (Liuzhou) Automotive Interior Systems Co., Ltd	China	23.17
Opel Hellas S.A.	Greece	100		Shenzhen Faurecia Automotive Parts Co., Ltd	China	32.44
Opel Szentgotthard Automotive Manufacturing Ltd	Hungary	100		Guangdong Coagent Global S&T Co., Ltd	China	46.34
Opel Southeast Europe Ltd	Hungary	100		Faurecia Emissions Control Technologies (Chongqing) Co Ltd	China	33.59
Opel Nederland B.V.	Netherlands	100		Faurecia Emissions Control Technologies (Yantai) Co Ltd	China	46.34
Opel Manufacturing Poland Sp.z o.o.	Poland	100		Changchun Faurecia Xuyang Display Technology Co., Ltd	China	25.48
Opel Poland Sp.z o.o.	Poland	100		Nanjing Faurecia Emission Control Technology Co.,ltd	China	20.18
Opel Portugal, Lda	Portugal	100		Faurecia Chongqing Zhuotong Automotive Interior System Co., Ltd	China	23.17
Opel Sibiu SRL	Rumania	100		Shanghai Faurecia Automotive Seating component Co., Ltd	China	25.48
Opel South Africa PTY Ltd	South Africa	100		Parrot Automotive Shenzhen	China	46.34
Opel España , SLU	Spain	100		HUG Engineering Shanghai Co., Ltd	China	46.34
Opel Europe Holdings, SLU	Spain	100		Dongguan Clarion Orient Electronics Co., Ltd.	China	46.34
Opel Türkiye Otomotiv Ltd. Sirketi	Turkey	100		Xiamen Clarion Electrical Enterprise Co., Ltd.	China	46.34
IBC Vehicles LTD	United Kingdom	100		Chengdu Faurecia Xuyang Automotive Seat Co. Ltd	China	27.80
Vauxhall Motors Limited	United Kingdom	100		Faurecia Clarion Electronic Chongqing Ltd	China	46.34
				Faurecia Exhaust Systems S.r.o.	Czech Republic	46.34
				Faurecia Components Pisek Sro	Czech Republic	46.34
Equipement automobile				Faurecia Interiors Pardubice S.R.O	Czech Republic	46.34
				Faurecia Plzen	Czech Republic	46.34
Faurecia (société)	France	46.34		Faurecia Interior Systems Bohemia S.R.O	Czech Republic	46.34
Faurecia Sistemas de Escape Argentina	Argentina	46.34		SAS Autosystemtechnik Sro	Czech Republic	46.34
SAS Automotriz Argentina SA	Argentina	46.34		Faurecia Automotive Czech Republic S.R.O	Czech Republic	46.34
Faurecia Argentina SA	Argentina	46.34		Faurecia Emissions Control Technologies Mlada Boleslav S.R.O	Czech Republic	46.34
Faurecia Angell Demmel Ges.m.b.H.	Austria	46.34		Amminex Emissions Technology AS	Denmark	42.40
Faurecia Automotive Belgium	Belgium	46.34		ECSA - Etudes et Construction de Sièges pour l'Automobile	France	46.34
Faurecia Automotive do Brasil	Brasil	46.34		Faurecia Industries	France	46.34
SAS Automotive do Brasil	Brasil	46.34		Faurecia Systèmes d'Echappements	France	46.34
FMM Pernambuco Componentes Automotivos, Ltda	Brasil	23.63		TRECIA	France	46.34
Clarion do Brasil Ltda.	Brasil	46.34		Faurecia Ventures	France	46.34
Faurecia Emissions Control Technologies Canada Ltd	Canada	46.34		Faurecia Investments	France	46.34
Irystec software Inc.	Canada	46.34		Faurecia Sièges d'Automobile	France	46.34
Faurecia Tongda Exhaust System (Wuhan) Co Ltd	China	23.17		Faurecia Seating Flers	France	46.34
Faurecia Exhaust Systems Changchun Co Ltd	China	23.63		SIEMAR	France	46.34
Faurecia Honghu Exhaust Systems Shanghai Co Ltd	China	30.58		SIEDOUBS	France	46.34
Faurecia PowerGreen Emissions Control Technologies Co. Ltd	China	46.34		SIELEST	France	46.34
Faurecia Emissions Control Technologies (Ningbo Hangzhou Bay New District) Co. Ltd	China	30.58		Faurecia Services Groupe	France	46.34
SAS Automotive Systems (Shanghai) Co., Ltd.	China	46.34		Faurecia Automotive Holdings	France	46.34
Faurecia (Wuxi) Seatings Components Co Ltd	China	46.34		Faurecia Automotive Industrie SNC	France	46.34
Changchun Faurecia Xuyang Automotive Seatings (CFXAS)	China	27.80		Faurecia Intérieur Industrie SNC	France	46.34
Faurecia GSK (Wuhan) Automotive Seating Co Ltd	China	23.63		Faurecia Intérieurs Mornac - France	France	46.34
Faurecia (Changchun) Automotive Systems Co	China	46.34		Faurecia Intérieurs Saint Quentin	France	46.34
Faurecia Emissions Control Technologies Development (Shanghai) Co Ltd	China	46.34		Faurecia Exhaust International	France	46.34
Faurecia (Quigdao) Exhaust Systems Co Ltd	China	46.34		Faurecia Exhaust International	France	32.44
Faurecia (Shanghai) Automlotive Systems Co Ltd	China	46.34		SAS Logistics France S.A.S.U.	France	46.34
Faurecia (China) Holding Co	China	46.34		Cockpit Automotive Systems Rennes S.A.S.U.	France	46.34
DONGFENG FAURECIA AUTOMOTIVE INTERIOR SYSTEMS CO. LTD	China	23.17		SAS Automotive France	France	46.34
Faurecia (Guangzhou) Automotive Systems Co Ltd	China	46.34		Faurecia Automotives Composites	France	46.34
Faurecia Emissions Control Technologies (Chengdu) Co Ltd	China	23.63		Hanbach Automotive Exteriors	France	46.34
Faurecia (Nanjing) Automotive Systems Co Ltd	China	46.34		Hennape six	France	46.34
Faurecia (Wuhan) Automotive Components Systems Co Ltd	China	46.34		Parrot Faurecia Automotive	France	46.34
Changchung Faurecia Xuyang Interiors Systems Co Ltd	China	27.80		Faurecia Smart Surfaces	France	46.34
Faurecia (Shenyang) Automotive Systems Co Ltd	China	46.34		Clarion Europe S.A.S.	France	46.34
Zhesiang Faurecia Limin Interior & Exterior Systems Co Ltd	China	46.34		Ullit	France	46.34
Chengdu Faurecia Limin Automotive Systems Co Ltd	China	41.79		Faurecia Autositze GmbH	Germany	46.34
Faurecia (Yancheng) Automotive Systems Co Ltd	China	46.34		Faurecia Automotive GmbH	Germany	46.34
Faurecia Emissions Control Technologies (Beijing) Co Ltd	China	46.34		Faurecia Innenraum Systeme GmbH	Germany	46.34
Faurecia Emissions Control Technologies (Nanchang) Co Ltd	China	23.63		Faurecia Abgastechnik GmbH	Germany	46.34
Faurecia Emissions Control Technologies (Ningbo) Co Ltd	China	46.34		SAS Autosystemtechnik Verwaltung GmbH	Germany	46.34
Faurecia NHK (Xingyang) Automotive Seating Co Ltd	China	23.63		Hug Engineering GmbH	Germany	46.34
Foshan Faurecia Xuyang Interior Systems Co Ltd	China	27.80		Faurecia Emissions Control Technologies, Germany GmbH	Germany	46.34
CSM Faurecia Automotive Parts Co Ltd	China	23.17		Clarion Europa GmbH	Germany	46.34
Faurecia Emissions Control Technologies (Foshan) Co Ltd	China	23.63		SAS Autosystemtechnik GmbH & Co KG	Germany	46.34
Shanghai Faurecia Automotive Seating Co Ltd	China	25.48		Coagent Global Limited	Hong-Kong	46.34
Changsha Faurecia Emissions Control Technologies Co Ltd	China	46.34		Parrot Automotive Asia Pacific LTD	Hong-Kong	46.34
Faurecia (Tianjin) Automotive Systems Co., Ltd.	China	23.63		Clarion (H.K.) Industries Co., Ltd.	Hong-Kong	46.34
Faurecia Exhaust Systems Qingpu Co., Ltd.	China	46.34		Chang Ming Company Limited	Hong-Kong	38.00
Faurecia (Jimo) Emissions Control Technologies Co., Ltd.	China	46.34		Faurecia Emissions Control Technologies Hungary KFT	Hungary	46.34
Faurecia Yinlun Emissions Control Technology (Weifang) Co. Ltd.	China	24.09		Clarion Hungary Electronics Kft.	Hungary	46.34
Faurecia (Tianjin) Emission Control Technology Co Ltd	China	23.63		Faurecia Automotive Seating India Private	India	46.34
Tianjin Faurecia Xuyang Automotive Seat Co Ltd	China	27.80		Faurecia Interior Systems India Private Ltd	India	46.34

Companies	Country	% share	Companies	Country	% share

Faurecia Emission Control Technologies India Private Ltd	India	34.29	Faurecia Interior Systems (Thailand) Co Ltd	Thailand	46.34
Clarion India Pvt, Ltd.	India	46.34	Faurecia & Summit Interior Systems (Thailand) Co Ltd	Thailand	23.17
Faurecia Security Technologies	Israel	46.34	Faurecia Emission Control Technologies, Thailand Co Ltd	Thailand	46.34
Hug Engineering Italia S.r.l.	Italy	46.34	Clarion Asia (Thailand) Co., Ltd.	Thailand	46.34
Faurecia Emissions Control Technologies, Italy Srl	Italy	46.34	Société Tunisienne d'Equipements d'Automobile	Tunisia	46.34
Faurecia Japan K.K.	Japan	46.34	Faurecia Informatique Tunisie	Tunisia	46.34
Faurecia Howa Interiors Co Ltd	Japan	23.17	Faurecia Polifleks Otomotiv Sanayi Ve Ticaret Anonim Sirketi	Turkey	46.34
Clarion Co., Ltd.	Japan	46.34	SAS Otosistem Teknik Ticaret Ve Limited Sirketi	Turkey	46.34
Clarion Sales and Marketing Co., Ltd.	Japan	46.34	Faurecia Midlands Ltd	United Kingdom	46.34
Faurecia Emissions Control Systems Korea Ltd	Korea	46.34	Faurecia Automotiv Seating UK ltd	United Kingdom	46.34
FCM Yeongcheon	Korea	46.34	SAI Automotive Fradley	United Kingdom	46.34
FAS Yeongcheon	Korea	46.34	SAI Automotive Washington Ltd	United Kingdom	46.34
Faurecia AST Luxembourg SA	Luxembourg	46.34	EMCON Technologies UK Ltd	United Kingdom	46.34
Faurecia Acoustic Luxembourg SARL	Luxembourg	46.34	Faurecia Automotive Seating LLC	United States of America	46.34
Faurecia Holdings AST Sarl	Luxembourg	46.34	Faurecia Madison Automotive Seating INC	United States of America	46.34
Crystal Precision (M) Sdn. Bhd.	Malaya	46.34	Faurecia USA Holdings Inc	United States of America	46.34
Faurecia Sistemas Automotrices de Mexico SA de CV	Mexico	46.34	Faurecia Emissions Control Systems Inc	United States of America	46.34
Servicios Corporativos de Personal Especializado SA de CV	Mexico	46.34	Faurecia Mexico Holdings LLC	United States of America	46.34
Exhaust Services Mexicana SA de CV	Mexico	46.34	Faurecia Interior Systems Inc	United States of America	46.34
SAS Automotive Systems SA de CV	Mexico	46.34	Faurecia Interiors Louisville LLC	United States of America	46.34
SAS Automotive Systems & Services SA de CV	Mexico	46.34	Faurecia Interior Systems Saline LLC	United States of America	46.34
Faurecia Howa Interiors de Mexico SA de CV	Mexico	23.63	SAS Automotive USA, Inc.	United States of America	46.34
ET Mexico Holdings II, S de RL de CV	Mexico	46.34	FKN North America Inc	United States of America	46.34
Electronica Clarion, S.A. de C.V.	Mexico	46.34	FAURECIA North America Holdings LLC	United States of America	46.34
Ultra Industrial, S.A. de C.V.	Mexico	46.34	Hug Engineering Inc.	United States of America	46.34
Faurecia Equipements Automobiles Maroc	Morocco	46.34	Faurecia DMS	United States of America	46.34
Faurecia Automotive Systems Technologies	Morocco	46.34	Faurecia Emissions Control Technologies, USA, LLC	United States of America	46.34
Faurecia Automotive Industries Morocco	Morocco	46.34	Clarion Corporation of America	United States of America	46.34
Hug Engineering B.V.	Netherlands	46.34	Faurecia Automotive de Uruguay	Uruguay	46.34
ET Dutch Holdings BV	Netherlands	46.34	Faurecia Vietnam HAIPHONG	Vietnam	46.34
Faurecia Emissions Control Technologies Netherlands BV	Netherlands	46.34	DONGFENG FAURECIA AUTOMOTIVE PARTS SALES COMPANY LIMITED	China	23.17	*
Faurecia Legnica SA	Poland	46.34	Chongqing Guangneng Faurecia Interior Systems Co Ltd	China	23.17	*
Faurecia Grojec R&D Center SA	Poland	46.34	Jinan Jidao Automotive Parts Co Ltd	China	23.17	*
Faurecia Walbrzych SA	Poland	46.34	Changchun Xuyang Acoustics & Soft Trim Co Ltd	China	18.53	*
Faurecia Automotive Polska SA	Poland	46.34	Changchun Faurecia Xuyang Automotive Components Technologies R&D Co Ltd	China	20.85	*
Faurecia Gorzow SA	Poland	46.34	Beijing WKW-FAD Automotive Parts Co., Ltd	China	23.17	*
Faurecia Assentos de Automoveis Ltda	Portugal	46.34	Faurecia Liuzhou Automotive Seating Sales Co., Ltd	China	23.17	*
SASAL	Portugal	46.34	Dongfeng Faurecia (Xiangyang) Emissions Systems Co., Ltd	China	23.17	*
EDA - Estofagem de Assentos Ltda	Portugal	46.34	Hongtai Faurecia Composite (Wuhan) Co., Ltd.	China	23.17	*
Faurecia Sistemas de Escape Portugal Ltda	Portugal	46.34	Wuhan Clarion Kotei Software Technology Co., Ltd.	China	11.58	*
Faurecia Sistemas de Interior de Portugal, Componentes Para Automoveis SA	Portugal	46.34	Faurecia (Liuzhou) Emissions Control Technologies Co., Ltd.	China	23.17	*
SAS Autosystemtechnik de Portugal, Unipessoal Ltda	Portugal	46.34	AUTOMOTIVE PERFORMANCE MATERIALS (APM)	France	23.17	*
Euro Auto Plastic Systems SRL	Rumania	23.17	Symbio	France	23.17	*
Faurecia Romania Srl	Rumania	46.34	NHK F. Krishna India Automotive Seating Private Limited	India	8.80	*
OOO Faurecia Interior Luga	Russia	46.34	Basis Mold India Private Limited	India	17.61	*
OOO Faurecia Automotive Development	Russia	46.34	LIGNEOS Srl	Italy	23.17	*
OOO Faurecia Metalloprodukcia Exhaust Systems	Russia	32.44	Faurecia NHK Co Ltd	Japan	23.17	*
OOO Faurecia Automotive Exterior Bumpers	Russia	46.34	Beijing BAIC Faurecia Automotive Systems Co., Ltd	China	23.17	*
Clarion RUS LLC	Russia	46.34	Clarion (Malaysia) Sdn. Bhd.	Malaya	20.85	*
SAS Automotive Sro	Slovakia	46.34	Steva Mexico SLP, S.A. de C.V.	Mexico	22.70	*
Faurecia Automotive Slovakia Sro	Slovakia	46.34	Hitachi Automotive Systems San Juan Del Rio, S.A. de C.V.	Mexico	9.27	*
Faurecia Interior Systems South Africa(Pty) Ltd	South Africa	46.34	Vanpro Assentos Ltda	Portugal	23.17	*
Faurecia Interior Systems Pretoria (Pty) Ltd	South Africa	46.34	Faurecia Aptoide Automotive Ltda.	Portugal	23.17	*
Faurecia Emission Control Technologies South Africa (Cape Town) (Pty) Ltd	South Africa	46.34	Copo Iberica SA	Spain	23.17	*
Faurecia Sistemas de Escape España SA	Spain	46.34	Componentes de Vehiculos de Galicia SA	Spain	23.17	*
Faurecia Asientos para Automovil España SA	Spain	46.34	Teknik Malzeme Ticaret ve Sanayi A.S.	Turkey	23.17	*
Asientos del Norte SA	Spain	46.34	Detroit Manufacturing Systems, LLC	United States of America	22.70	*
Asientos de Castilla Leon SA	Spain	46.34	DMS LEVERAGE LENDER (LLC)	United States of America	22.70	*
Tecnoconfort	Spain	23.17	DMS Toledo, LLC	United States of America	22.70	*
Asientos de Galicia SL	Spain	46.34	Total Network Manufacturing, LLC	United States of America	22.70	*
Faurecia Automotive España SL	Spain	46.34
Faurecia Interior Systems España SA	Spain	46.34
Faurecia Interior Systems SALC España SL	Spain	46.34	Financement Peugeot Citroën DS
SAS Autosystemtechnik SA	Spain	46.34
Valencia Modulos de Puertas SL	Spain	46.34	Banque PSA Finance	France	100
Faurecia Holding España S.L.	Spain	46.34	BPF Algérie	Algeria	100
Faurecia Acoustic Spain, S.A.	Spain	46.34	PCA Compañía de Seguros S.A	Argentina	70
Faurecia Emissions Control Technologies Pamplona SL	Spain	46.34	PSA Insurance Solutions Ltd.	Malta	100
Incalplas S. L.	Spain	46.34	PSA Services ltd	Malta	100
Faurecia Interior Systems Sweden AB	Sweden	46.34	PSA Life Insurance Ltd	Malta	100
Faurecia CREO	Sweden	34.10	PSA Insurance Ltd	Malta	100
Hug Engineering AG	Switzerland	46.34	PSA Insurance Manager Ltd	Malta	100
Faurecia Switzerland Sàrl	Switzerland	46.34	BPF Mexico	Mexico	100
Clarion (Taiwan) Manufacturing Co., Ltd.	Taiwan	46.34	PSA Finance Nederland B.V.	Netherlands	100
Covatech Inc.	Taiwan	38.00	PSA Financial Holding B.V.	Netherlands	100

Companies	Country	% share		Companies	Country	% share

Bank PSA Finance Rus	Russia	100
Peugeot Citroen Leasing	Russia	100
BPF Pazarlama A.H.A.S.	Turkey	100
PSA Finance Argentina	Argentina	50	*
PSA Finance Belux	Belgium	50	*
Auto ABS Belgium Loans 2019 SA	Belgium	50	*
Banco PSA Finance Brasil SA	Brasil	50	*
PSA Corretora de Seguros e Serviços Ltda. (PFBR)	Brasil	50	*
Dongfeng Peugeot Citroën Automobile Finance Company	China	25	*
Dongfeng Peugeot Citroen Financial Leasing Co.	China	25	*
CREDIPAR	France	50	*
Compagnie pour la Location de Véhicules - CLV	France	50	*
PSA Banque France	France	50	*
Auto ABS DFP Master Compartment France 2013	France	50	*
FCT Auto ABS French Loans Master	France	50	*
FCT Auto ABS French Leases Master	France	50	*
FCT Auto ABS LT Leases Master	France	50	*
FCT Auto ABS German Loans 2018	France	50	*
FCT Auto ABS French Leases 2018 - Fonds E	France	50	*
PSA Bank Deutschland GmbH	Germany	50	*
Auto ABS German Lease Master 2019	Germany	50	*
PSA Renting Italia	Italy	50	*
Banca Italia S.P.A	Italy	50	*
FCT Auto ABS Italian Loans 2018	Italy	50	*
Auto ABS Italian Loans 2019	Italy	50	*
Auto ABS Italian Loans 2020	Italy	50	*
PSA Insurance Europe Ltd	Malta	50	*
PSA Life Insurance Europe Ltd	Malta	50	*
PSA Financial Services Nederland BV	Netherlands	50	*
PSA Finance Polska	Poland	50	*
PSA Consumer Finance Polska Sp. Z o.o.	Poland	50	*
PSA Financial Services Spain E.F.C. S.A	Spain	50	*
FCT Auto ABS Spanish Loans 2016	Spain	50	*
FCT Auto ABS Spanish Loans 2018	Spain	50	*
Auto ABS Spanish Loans 2020-1	Spain	50	*
PSA Finance UK Ltd.	United Kingdom	50	*
Auto ABS UK Loans PLC - Compartiment 2012-5	United Kingdom	50	*
FCT Auto ABS UK Loans 2017	United Kingdom	50	*
Auto ABS UK Loans 2019 – Fonds 4	United Kingdom	50	*

Financement Opel Vauxhall

Opel Bank S.A	France		*
Opel Finance BVBA	Belgium	50	*
Opel Bank S.A.	France	50	*
Opel Leasing GmbH	Germany	50	*
ECARAT 10 Germany	Germany	50	*
Opel Finance International B.V.	Netherlands	50	*
Opel Finance N.V.	Netherlands	50	*
Opel Finance SA	Switzerland	50	*
Vauxhall Finance plc	United Kingdom	50	*
Ecarat 10 PLC	United Kingdom	50	*
ECARAT 11 PLC	United Kingdom	50	*

MAZARS	ERNST & YOUNG et Autres

Stellantis N.V.
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements of Peugeot S.A. and its subsidiaries

Stellantis N.V.
Singaporestraat 92-100 Lijnden P7 1175 RA The Netherlands

MAZARS 61, rue Henri Regnault 92400 Courbevoie	ERNST & YOUNG et Autres Tour First TSA 14444 92037 Paris-La Défense cedex

Stellantis N.V.

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements of Peugeot S.A. and its subsidiaries

To the Board of Directors and Shareholders of Stellantis N.V.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Peugeot S.A. and subsidiaries (“Groupe PSA” or the “Company”) as of December 31, 2020, 2019 and 2018, the related consolidated statements of income, comprehensive income, statements of changes in equity, and statements of cash flows for each of the years in the three‑year period ended December 31, 2020, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Groupe PSA as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of New Accounting Standard

As discussed in Notes 3.2 and 3.3 to the consolidated financial statements, Groupe PSA adopted IFRS 16 Leases at January 1, 2019, applying the modified retrospective transition method.

Basis for Opinion

These consolidated financial statements are the responsibility of Stellantis’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are public accounting firms registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stellantis and the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Stellantis N.V.
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements of the PSA Group
March 4, 2021

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Groupe PSA is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of Groupe PSA's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements of Groupe PSA that were communicated or required to be communicated to the audit committee of Stellantis and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverable amount of goodwill and brands
Description of the Matter
The net carrying amounts of goodwill and brands were M€ 4,364 and M€ 1,975, respectively, as of December 31, 2020. As stated in Note 9.3 to the consolidated financial statements, in accordance with IAS 36 - Impairment of Assets, the carrying amount of intangible assets is tested for impairment whenever there are indicators of impairment and at least once a year for assets with indefinite useful lives, which are primarily goodwill and brands. The recoverable amount of an asset or a group of assets is the higher of value-in-use and fair value less costs to sell. For purpose of impairment testing, the carrying value of the asset or group of assets tested is usually compared with its estimated value-in-use and, if lower than its carrying value, with its fair value less costs to sell. Value-in-use is usually measured as the net present value of estimated future cash flows. The recoverable value of brands is estimated by reference to market royalty rates. An impairment loss is recognized if the recoverable amount is lower than the carrying amount of the asset or group of assets tested.

Auditing management’s annual goodwill and brands impairment tests was complex and highly judgmental due to the significant estimates and assumptions required to determine the value-in-use (‘VIU’) of the Cash Generating Units (‘CGU’) and of the brands. In particular, the VIU is primarily driven by complex and judgmental significant assumptions, such as forecasted sales volumes which are affected by expectations about future market or economic conditions, which expectations have become more unpredictable in the context of the COVID-19 pandemic, operating margins, discount rates and the growth rates to infinity embedded in the terminal values.

Stellantis N.V.

Stellantis N.V.
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements of the PSA Group
March 4, 2021

How We Addressed the Matter in Our Audit
In relation to goodwill impairment testing, among other procedures, we assessed the cash flow forecasts for each CGU as compared to Groupe PSA’s Medium-Term Plans for the period 2021-2023. Specifically, we compared the expected margin rates and sales volumes used in management’s forecasts with external sources, and management’s latest estimates presented to Groupe PSA’s governance bodies or estimates used for other purposes by management. We also assessed the projections by comparing them with the data used for the previous impairment tests and Groupe PSA’s historical performance. In addition, we assessed the discount rates and growth rates to infinity used for terminal values by comparison to relevant market data. With the assistance of our valuation specialists, we assessed the appropriateness of the valuation model used by management and performed independent sensitivity analyses. We tested, by sampling, the mathematical accuracy of the valuation model used by management and reconciled the net carrying amounts of the assets tested with Groupe PSA’s accounting records.

In relation to brands impairment testing, in addition to the procedures we performed on the sales volume forecasts and the growth rate to infinity, we involved our valuation specialists to assist us in assessing the discount rates and the royalty rates applied by comparison to relevant market data and performed sensitivity analyses.

We also assessed the adequacy of the disclosures made in the notes to the consolidated financial statements.

Recoverability of capitalized development expenditure
Description of the Matter
As stated in Note 9.3A to the consolidated financial statements, in accordance with IAS 36 - Impairment of Assets, the carrying amount of intangible assets is tested for impairment whenever there are indicators of impairment for assets with definite useful lives. This applies to capitalized development expenditure recognized as intangible assets; the net carrying amount of development expenditure capitalized was M€ 7,559 as of December 31, 2020. Groupe PSA recognizes an impairment loss if the recoverable amount of the asset is lower than its carrying amount. The recoverable amount of the asset is the higher of its value-in-use and its fair value less costs to sell. The value-in-use is usually measured as the net present value of estimated future cash flows.

Auditing management’s assessment of the recoverability of capitalized development expenditure was complex and highly judgmental due to the significant estimates and assumptions required to determine the value-in-use and of the expected future economic benefits of the projects, including forecasted sales volumes, contribution margin forecasts per vehicle model, expected lifetime of vehicle models, and discount rates. These estimates are affected by expectations about future market or economic conditions, and have become more unpredictable in the context of the COVID-19 pandemic.

Stellantis N.V.

Stellantis N.V.
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements of the PSA Group
March 4, 2021

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, the assessment of significant estimates and assumptions required to determine the value-in-use per vehicle model, including forecasted sales volumes and contribution margin forecasts per vehicle model. We held discussions with management to identify any indications of impairment. We reconciled the projections with the cash flow forecasts of Groupe PSA's Medium-Term Plans for the period 2021-2023 as approved by Groupe PSA governance bodies and also reconciled the net carrying amounts of the assets subject to an impairment test carried out by management to Groupe PSA's accounting records. We assessed the projections comparing them with the data used for the previous impairment tests and against Groupe PSA's historical performance. We further assessed discount rates used by comparing them to relevant market data, with the assistance of our valuation specialists, and we performed independent sensitivity analyses. We evaluated the consistency of the expected lifetime of vehicle models with Groupe PSA's product plans prepared by management.

We assessed the adequacy of the disclosures made by Groupe PSA in the Notes to the consolidated financial statements

/s/ MAZARS	/s/ ERNST & YOUNG et Autres

We have served as Peugeot S.A.’s auditor since 2005.	We have served as Peugeot S.A.’s auditor since 2011.

Paris La Défense,

March 4, 2021

Stellantis N.V.